12/12


06019333

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME JD Group

*CURRENT ADDRESS

PROCESSED

DEC 20 2006

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 04401

FISCAL YEAR 8/31/06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 12/18/06

JD Group // Annual Report 2006



because...


Incredible
CONNECTION
erything for your digital lifestyle

Joshua Doore

Morkels
Your two year guarantee store

PRICE
'N
PRIDE

Russells

VALUES

Honesty and integrity
Behave openly without fear and focus on one truth as the only norm in all we do.

Valuing diversity
Individually and/or collectively understand, accept and value the different backgrounds, cultures, personal preferences and competencies of people and to knit them together as a competitive advantage for our business.

Shared purpose and teamness
Positive and unconditional identification with the Group's vision, philosophy and values wherein the team is always greater than any individual.

Professionalism
Display the highest level of capability, competence and skills in all we do.

Respecting people's dignity
View human dignity above all in our interactions with people.

Achievement driven
Always striving to do better than yesterday, being the best today and setting goals for tomorrow that fulfil our needs for life-long achievement.

VISION

Our vision is to be World Class in our fields of expertise.

PHILOSOPHY

Lead the industry by satisfying our customers' needs and our stakeholders' expectations through the delivery of consistent, acceptable profit growth, which will be achieved nationally and globally through:

- being innovative in everything we do;
- continuous and consistent development and optimisation of customer and supplier relationships based on sound levels of service, values, ethics and business principles;
- the ongoing development of our people;
- the continuous enhancement of management and leadership skills; and
- remaining conscious of our social responsibility.

...because home is where the heart is

CONTENTS


abra
sklepy meblowe

Barnetts
Service and Value you can Trust

BRADLOWS
You're the Difference

ELECTRIC EXPRESS
WE'VE GOT THE POWER!

HI-FI CORPORATION



www.jdg.co.za






JD
GROUP



PROFILE

JD Group, a mass consumer financier, is South Africa's leading differentiated furniture retailer operating through nine chains in southern Africa and one in Poland. It is listed on the JSE Limited in the Consumer Services – Retail – "Home Improvement Retailers" sector.

Each chain is positioned in the marketplace in a differentiated way with a specific focus on a market segment, own brand identity and store layout, merchandise range and market profile.

All nine southern African chains offer a wide range of value for money, differentiated quality furniture, appliances, home entertainment, advanced home and office automation technology and consumer finance products supported by a high level of personal service.

Incredible Connection, Hi-Fi Corporation and Electric Express qualify as typical category specialists due to the focused product range they offer.

The JD Group covers the mass market through its nine southern African chains with a mass merchandise focus.

JD Group services the mass market through a total of 1 028 stores, including 43 stores in Poland, generating annual revenue of R11,9 billion and an annual cash inflow of R11 billion from trading activities.

...because over 23 years, our pioneering spirit has fuelled the Group's growth, both organic and by acquisition. Today, JD Group is synonymous with innovation in retailing and financial services.



Revenue: *in R million*

Year	Value
2006	11 939
2005	9 933
2004	9 056
2003	5 966
2002	4 083
2001	3 788

0 2 000 4 000 6 000 8 000 10 000 12 000

Headline earnings per share: *in cents*

Year	Value
2006	823,5
2005	697,6
2004	518,5
2003	340,5
2002	226,5
2001	353,2

0 100 200 300 400 500 600 700 800 900

Net asset value per share: *in cents*

Year	Value
2006	3 160,5
2005	2 717,0
2004	2 297,0
2003	2 033,0
2002	1 715,1
2001	1 695,9

0 400 800 1 200 1 600 2 000 2 400 2 800 3 200

		31 August 2006	31 August 2005*
Revenue	Rm	11 939	9 933
Profit attributable to shareholders	Rm	1 457	1 202
Total assets	Rm	10 115	8 440
Shareholders' equity	Rm	5 626	4 768
Gearing ratio	%	(5,4)	(9,6)
Operating margin	%	17,0	17,7
Headline earnings per share	cents	823,5	697,6
Cash equivalent dividends per share	cents	412,0	352,0
Net asset value per share	cents	3 160,5	2 717,0
Return on assets managed	%	29,6	30,0
Return on average shareholders' equity	%	28,0	27,6

Note: Definitions of the terms above are reflected on page 88 of the annual financial statements.

** Prior year figures have been restated to reflect the changes required by new or revised International Financial Reporting Standards.*

because of the strength of our brands...

- Revenue up by **20%** to **R11,9 billion**.
- Operating profit up by **15%** to **R2,0 billion**.
- Headline earnings increased by **21%** to **R1,5 billion**.
- Headline earnings per share up by **18%** to **823,5 cents**.
- Cash generated by operations **R1,5 billion**.


1:
2:
3:
4:
5:
6:
7:
8:
9:
10:
% Share of total assets:
1,03
10,29
23,88
11,45
4,66
4,01
3,63
11,81
11,66
17,58
% Contribution to revenue:
2,57
7,37
19,87
8,49
4,06
8,49
17,03
9,37
14,02
8,73
% Contribution to operating profit:
0,13
11,34
27,99
8,08
3,34
8,04
3,65
8,79
11,20
17,44

Sustainable profitable growth through a national differentiated nine brand footprint, representing 985 business units and international representation in Poland with 43 business units.

1 Operational excellence to protect stakeholders' interest and compliance within a legislative framework

Optimisation of capital management
Source and secure sufficient capital for the Group in order to execute its business plan in a sustainable manner.

Good corporate governance
Adhere to good corporate governance principles and lead the way therein.

National Credit Act (NCA)
Assessment of implications, engineering of required adjusted or new automated business processes, retraining of staff, full compliance and exploration of new opportunities.

Optimised debtors management
Continuously review the Group's debtors management philosophy, policies, credit granting and collection processes and practices with the aim to ensure continuous improvement.

Effective and efficient business intelligence
Develop and implement a user friendly business intelligence application to the retail/financial environment which focuses on the strategic business drivers of the Group.

2 People

Leadership and people development
Create and establish a culture of continuous learning, leadership development and business performance optimisation, based on the Group's vision, philosophy and values.

3 Social responsibility and environmental awareness

Social responsibility
Meet our social responsibilities through providing a better life for the disadvantaged and less fortunate members of the communities in which we trade.

Environmental awareness
Manage the environmental impacts of our activities by complying with all relevant safety, health and environmental legislation and by enhancing awareness amongst our employees.

4 Customers and suppliers

Expanded, relevant and differentiated products and services in partnership with identified suppliers
Maximise the financial performance of the Group by utilising its infrastructure and those of identified strategic business partners to create opportunities and revenue streams.

Profitable sales growth
Maximise all profitable sales growth opportunities that fall within the Group's credit risk and financial strategies.

Relevant and leading customer service
Proactively practises and achieves World Class customer service across the Group, through the establishment of a culture and way of life, within which each internal and external customer is treated in a way that they believe they are our only customer.


abra
sklepy meblowe

Furniture retailer serving the mass market in Poland (equivalent to universal LSM 5 to 8)


Barnetts
Service and Value you can Trust

Household merchandise and appliances retailer selling entry level and middle of the range products in predominantly rural areas (equivalent to universal LSM 3 to 6)


B.
BRADLOWS

You're the Difference

Established national retailer selling quality branded furniture, appliances and home entertainment products to the aspirational upper mass middle market (equivalent to universal LSM 4 to 8)


ELECTRIC EXPRESS
WE'VE GOT THE POWER!

Specialist appliances and home entertainment retailer selling for cash and on terms at discount prices in dynamically displayed stores to the mass middle market (equivalent to universal LSM 5 to 6)


HI-FI CORPORATION

Retails electronic goods and household appliances to the mid to upper end of the consumer market (equivalent to universal LSM 6 to 10)


Incredible
CONNECTION
EVERYTHING FOR YOUR DIGITAL LIFESTYLE

Incredible Connection is southern Africa's largest technology retailer serving the upper mass market in all metropolitan areas (equivalent to universal LSM 8 to 10)


Joshua Doore
YOU'VE GOT AN UNCLE IN THE FURNITURE BUSINESS

The largest furniture and appliances discounter in southern Africa selling to the mass middle market (equivalent to universal LSM 4 to 6)


Morkels
Your Two year guarantee store

Offers branded appliances, home entertainment, computers and quality furniture on affordable terms (equivalent to universal LSM 4 to 8)


PRICE 'N PRIDE
"We'll Treat You Like Our Only Customer"

Furniture and appliances retailer serving the lower end of the mass middle market in the rural and urban communities (equivalent to universal LSM 4 to 6)


Russells
See how little style costs

Branded furniture and appliances retailer serving the middle to upper mass market in metropolitan and urban areas (equivalent to universal LSM 4 to 7)

		Gauteng	KwaZulu-Natal	Western Cape	Mpumalanga	Limpopo	Eastern Cape	North West	Free State	Northern Cape	Botswana	Lesotho	Namibia	Swaziland	Poland	**Total no. of stores**
Abra	page 16														43	43
Barnetts	page 18	18	16		21	28	13	11	4	2						113
* Bradlows	page 20	30	13		11	9	9	8	8	1				2		91
* Electric Express	page 22	38	13	23	7	11	10	6	8	1						117
Hi-Fi Corporation	page 24	9	1	5	2		1		1		1		1			21
Incredible Connection	page 26	16	4	6	2	1	3	2	1		1		1			37
* Joshua Doore	page 28	37	17	21	16	10	14	11	17	5						148
Morkels	page 30	39	16	16	10	9	9	9	7	2						117
Price 'N Pride	page 32	22	16	7	12	22	11	15	11	3		3				122
* Russells	page 34	51	28	35	21	13	16	13	19	5						201
Supreme											18					18
Number of stores in each area:		260	124	113	102	103	86	75	76	19	20	3	2	2	43	1028

** Exclusive registered user*

These five executive directors of the Group, together with Athol Beeforth, Vivian Horn, Arie Neven and Mark Richards, are members of Sustein Management (Pty) Ltd, the Group's management company, which manages the affairs of the Group.

David Sussman (58)

BCom

Executive chairman

Appointed 1 April 1986.

Appointed chairman in February 1989.

33 years' experience in furniture retail.

Founded the Group in 1983.

Mias Strauss (54)

Chief executive officer

Appointed 1 December 1993.

Responsible for Group operations.

36 years' experience in furniture retail.

Joined Russells in 1971 and appointed chief executive of that chain in 1989.

Jan Bezuidenhout (51)

BCom LLB

Director: Corporate services

Appointed 16 March 1994.

Responsible for Group strategic planning, investor liaison and corporate legal and statutory services.

13 years' experience in merchant and corporate banking and 13 years' experience in furniture retail.

Gerald Völkel (46)

BAcc CA(SA)

Group financial director

Appointed 2 April 2001.

Joined the Group in November 1995.

15 years' experience in auditing and 11 years' experience in retail.

Johan Kok (55)

Chief operating officer

Appointed 1 March 2004.

Joined the Group in 1984.

Appointed chief operating officer in 1996.

35 years' experience in retail.



Athol Beeforth (59)

BCom CA(SA)

Chief executive operating unit – Hi-Fi Corporation

34 years' experience in furniture retail.

Vivian Horn (55)

Group executive – Sales

35 years' experience in furniture retail.

Arie Neven (47)

Chief executive operating units – Barnetts, Bradlows, Electric Express, Joshua Doore, Morkels, Price 'n Pride and Russells

26 years' experience in furniture retail.

Mark Richards (48)

CA(SA) ACA

Group executive – Corporate support services

19 years' experience in auditing and nine years' experience in furniture retail.

Fred Ginsberg (59)

Group merchandise executive

39 years' experience in retail.

Dr Henk Greeff (47)

MEd (Ed Management) (cum laude) PhD

Group strategy executive

Eight years' experience in strategic management consulting and three years' experience in furniture retail.



Mervyn King SC (69)

BA LLB (cum laude)
H Dip in Tax Law

Director of companies

Appointed 2 May 1995.

Chairman of the King Committee on Corporate Governance. Chairman of the audit committee and member of the remuneration and nominations committees.

Dr Len Konar (52)

BCom CA(SA) MAS DCom

Director of companies

Appointed 19 July 1995.

Chairman of the risk management committee and member of the audit, remuneration and nominations committees.

Ivan S Levy (68)

Dip Law

Attorney and director of companies

Appointed 1 December 1994.

Chairman of the remuneration and nominations committees and chairman of the board of trustees of the Group's pension and provident funds.

Maureen Lock (57)

BCom CA(SA)

Corporate financier

Appointed 2 April 2001.

Martin Shaw (68)

CA(SA)

Director of companies

Appointed 1 June 2001.

Member of the audit, remuneration, nominations and risk management committees.



	2006		2005*	
	Rm	%	Rm	%
Revenue	11 939		9 933	
Investment income	53		53	
Finance income	57		63	
Equity accounted profits	6		1	
	12 055		10 050	
Cost of merchandise, services and expenses	(8 303)		(6 723)	
Value added	3 752	100,0	3 327	100,0
Distributed as follows:				
Employees				
Salaries, commissions and other benefits	1 468	39,1	1 338	40,2
Government				
Taxation, assessment rates and RSC levies	508	13,6	293	8,8
Providers of capital	887	23,6	824	24,8
Distribution to shareholders	735	19,6	619	18,6
Finance costs	152	4,0	205	6,2
Reinvestment in the Group	889	23,7	872	26,2
To provide for depreciation	112	3,0	88	2,7
To provide for deferred taxation	55	1,5	201	6,0
Reinvestment for expansion	722	19,2	583	17,5
	3 752	100,0	3 327	100,0
Statement of money exchanges with government				
Assessment rates and taxes	11		11	
Company taxes	476		263	
Employees' tax deducted from remuneration paid	186		167	
Net value added tax and general sales tax collected	32		9	
Regional services council levies	21		19	
	726		469	

Value added is the amount of wealth the Group has created by purchasing and selling its merchandise. The statement above shows how this wealth has been distributed. The calculation takes into account the amounts retained and invested in the Group for the replacement of assets and the development of operations.

**Prior year figures have been restated to reflect the changes required by new or revised International Financial Reporting Standards.*

As mentioned in last year's Chairman's report, we entered this reporting period with the assistance of a strong tailwind. The interim report reflected healthy top line growth matched by unprecedented collection rates across all the chains. High demand for audio products was fuelled by the strength of our currency and a decline in dollar pricing. The high household debt ratio to disposable income was cushioned by the low cost of funding.

A very different picture emerged towards the end of the first quarter of 2006. The tailwind was replaced by a headwind. Up until then, achieving and exceeding budgeted top line was taken as a given. Since March 2006, achieving budgeted sales has become more difficult. This must be seen in the context of the Group at no time compromising its credit granting criteria in order to stimulate top line sales. Furthermore, collections began to level off from the previously unprecedented high levels.

Our determination to enhance the brand equity of Hi-Fi Corporation certainly impacted on their top line and on product margin. A large investment was made in infrastructure to provide the end consumer with an improved shopping experience. Vastly improved quality checks were introduced prior to the purchase of certain lines. I am satisfied that what has been initiated now enables the Hi-Fi chain to move ahead and to continue with the expansion of its store base.

The acquisition of Incredible Connection has certainly lived up to expectations. This business enjoys a unique position in its market place which is being managed by a very dedicated and energetic young team.

The long awaited turnaround of our Abra chain in Poland has materialised. This operation continues to show improvement month after month and while its contribution to the overall Group is small, all that remains now is for management to expand the store base.

Maravedi Financial Solutions, our joint venture with Absa Group and Thebe Investment Corporation, offers a suite of financial products and now has a presence in 745 selected JD Group business units.

Against the backdrop of reducing collection rates and the lengthening of the debtors' book, the IAS 39 impairment provision for receivables






David Sussman (58)
Executive chairman



has been increased by R87 million (a 22% year on year increase). Prior to the inclusion of Incredible Connection, the Group grew revenue by 10%, with the sale of product growing by 9,1%. Our credit chains grew revenue by 10,6%, with merchandise sales growing by a similar percentage. The Group's overall product margin now stands at 31% (2005: 32%). The reduction is due mainly to the impact of Hi-Fi Corporation and the inclusion of the Connection Group for the first time. Our credit chains maintained their margin at 36%. Retail prices of electrical goods declined by nearly 5%. Furniture inflation of 1% was experienced for the year and overall inflation was approximately 1% in the major categories of the product range.

Cash generated by trading increased to R2 193 million (2005: R1 893 million). Working capital cash requirements increased from R567 million to R704 million with the growth in instalment sale receivables accounting for the bulk of the increase.

The Group now administers in excess of 1,8 million current customer accounts. During the year, 37 Incredible Connection stores were acquired, 182 stores were renovated, five stores were closed and 33 new stores opened, bringing our total store base to 1 028.

Much has been said about the pending introduction of the new National Credit Act. A tremendous amount of management time has been spent preparing the groundwork for compliance with the Act. All the software changes should be in place and ready for testing by February 2007, four months ahead of the introduction of the Act.

One of the stated objectives of the Act is to reduce reckless lending. Given our collection rates achieved and the low arrear levels, we can hardly be accused of "reckless lending". Our costs of collection continue to rise and compliance with the new Act will add to these costs.

Enough has been said about the high level of crime. It is, however, interesting to note that the cost of crime prevention, together with the actual costs incurred as a result of crime, now exceeds R100 million per annum, not to mention this very negative distraction from our people's focus on the business. The task of eliminating this scourge cannot be viewed as that of government's alone. Reducing poverty and enhancing levels of education is being addressed and assisted by all responsible corporates. This Group is no exception. Our commitment to poverty alleviation and education remains our focus as detailed in our Social Responsibility Report.

When discussing retailing we are all too often reminded of that old landlord's maxim "location, location, location". Well, equally pertinent to successful retailing is "people, people, people".

To this end we have made great strides and will continue to do so through the ongoing development and training of our people. This Group's commitment to the enhancement of skills will always be pivotal to our striving for excellence. All the support functions in JD corporate have shown a marked improvement in their service levels to our chains. The success in the containment of controllable expenses is clear evidence of this. All our chains are driven by highly dedicated executive teams committed to serving their end consumers. Each executive will be spending a greater amount of his or her time in a "coaching" role.

The almost obsessive determination of my fellow executives to making this business great goes well beyond the call of duty. Naming one obliges me to name all and that is just not possible. I must however pay tribute to the very sound leadership provided by Mias. His sound judgement together with the other executive members of the board provides a fine balance that is so necessary in any corporate.

Once again it is my privilege and pleasure to thank the non-executive directors for their sound advice and assistance.






Suppliers of goods and services continue to support the Group in a most exemplary fashion and of course without this support we would not have a business.

The year ahead will most certainly present its own challenges. The proliferation of credit cards to a sector of the consumer market unaccustomed to this type of credit, will most certainly precipitate its own fall out. This, further exacerbated by rising interest rates, will impact negatively on disposable income.

Notwithstanding the above, I am of the firm opinion that JD Group will once again show more than acceptable earnings growth in the year ahead.

I David Sussman
Executive chairman

2 November 2006

ELECTRIC EX

WE'VE

...because we understand your needs, no matter who you are, or where you're from, our merchandise will transform your house into a home


UITE
1400
999
99
ERMS: R339 X 24 M
DEPOSIT: R700
YOUR UNCLE'S
GOOD
OPTION


Incredible
CONNECTION


meblow



PRIDE
You Like Our Only
Barnetts
how little style
Russells

Abra // practical solutions for your home


abra
sklepy meblowe

Established in 1990 and acquired in December 2000, Abra operates 43 stores in major cities and towns in Poland, offering an extensive range of furniture products to the mass middle to lower market.

Review

Abra opened four new stores, two unprofitable stores were closed and three were relocated to better locations thus ending the year with 43 stores.

The Polish economy has improved and the Polish consumer has a far more positive outlook, since Poland's admission to the European Union. This, together with our new trading formula (discounted credit), the optimising of store locations and sizes, improved income (gross profit) levels and stringent cost control, enabled Abra to show a profit for the year.

Outlook

Seven new stores are planned for the year ahead bringing the total number of stores that will be operating to 50.

Abra will continue to remain at the forefront of the Polish furniture market and embarked on a national television campaign which has been highly successful and which will be continued in the year ahead. The biggest challenge will be the recruitment and retention of good staff. As a result of Poland's admission to the European Union, job markets have become available to Poles who can now be legally employed nearly anywhere within the European Union. Statistics show that two million young and highly educated Poles have already emigrated.

With the increased critical mass of the store base, combined with the successful trading formula, Abra should continue to grow from strength to strength and plans to further contribute to the Group's profit in the year ahead. The sustained improved performance now also enables Abra to start looking at the options of expanding outside Poland.








Abra employees:

2,9%

		2006	2005
Revenue	(Rm)	307	248
Operating profit	(Rm)	3	(13)
Depreciation	(Rm)	8	3
Total assets	(Rm)	73	62
Total current liabilities	(Rm)	70	57
Capital expenditure	(Rm)	7	1
Operating margin	(%)	1,0	(5,2)
Number of stores		43	41
Revenue per square metre	(Rand)	9 212	7 390
Number of employees		524	477
Revenue per employee	(R000)	586	520



Piotr Krzanowski (52)
MSC
Chief executive - 16*

Executive management

Roberta Bodzenta (46)
M(Economics)
Logistics – 12*

Aneta Filik (36)
M(Psychology)
Human resources – 11*

Piotr Lisowski (38)
MSC
Marketing and merchandise – 13*

** years' experience in furniture retail*




okazja
okazja
2999,-

Barnetts // service and value you can trust


Barnetts

This dynamic business was established in 1896 and is operating out of 113 stores across South Africa, excluding the Western Cape. Barnetts is active in the lower end of the mass middle market and retails entry to middle of the range household furniture, focusing on functionality and quality, backed by exceptional service.

Mission

To establish Barnetts as the leading furniture retailer in its market segment.

Review

Following the incessant focus on the strategic competitive positioning of Barnetts, underpinned by brand differentiation, business performance improvement initiatives and training and development programmes, Barnetts once again delivered outstanding financial results. The competitiveness of the chain was further enhanced by the opening of eight new stores and the roll out of a further 26 new image stores. The People Differentiation Programme, whereby the engagement of employees in the business process is enhanced, was also operationalised.

Innovative marketing and merchandising activities improved customer acquisition and retention and Barnetts continued to grow its revenue during the review period. Revenue was up on the previous period mainly due to top line sales growth and improved margins. Operating expenses were well managed and overall cost efficiencies improved, in particular collection and staff costs, reflecting the benefits of the business improvement model. The debtors' ledger remains healthy and will continue to receive the highest priority. The three key variables, arrears, bad debts and instalment collections, performed as expected and compare favourably with the market sector averages. Inventory growth was in line with sales growth.

Outlook

Barnetts is strategically, and from a business perspective, well positioned to continue its growth curve. The focus will remain on people development and business innovation, supported by an organisational culture that seeks to optimise all business opportunities in the market in a responsible manner.






Barnetts employees:


9,8%

		2006	2005
Revenue	(Rm)	**880**	766
Operating profit	(Rm)	**258**	218
Depreciation	(Rm)	**1**	1
Total assets	(Rm)	**731**	627
Total current liabilities	(Rm)	**104**	103
Capital expenditure	(Rm)	**2**	2
Operating margin	(%)	**29,3**	28,5
Number of stores		**113**	105
Revenue per square metre	(Rand)	**13 951**	13 042
Number of employees		**1 807**	1 714
Revenue per employee	(R000)	**487**	447



Toy de Klerk (46)
Chief executive – 26*

Executive management

Scott Allan (37)
Merchandise – 16*

Donny McCulloch (52)
Human resources – 32*

Virna Smith (40)
Marketing – 17*

Piet Trichardt (48)
Operations – 19*

Burnett van Breda (49)
Debtors – 29*

** years' experience in furniture retail*


more
Savings
Service
and
Value
R 4,999
R 600
R 369

Bradlows // you're the difference

B. BRADLOWS

Established in 1903 and acquired in 1988, Bradlows has entrenched its appeal to the aspirational homemakers' market, offering branded appliances, home entertainment products and superior quality furniture on affordable terms.

Mission

To exceed our customers' expectations in the delivery of our vision ensuring that our customers feel we have made a unique difference in their lives.

Review

Bradlows operates through 91 stores in major centres in South Africa and Swaziland. The 18 stores trading as Supreme in Botswana are also managed by the Bradlows executive team.

Bradlows stores were opened in Ga-Rankuwa, Ulundi, Bloemfontein and Protea Gardens, reflecting the focus on enhancing customer convenience by extending the store network into new areas.

Bradlows continued to strengthen its appeal to the market through new store layouts, and innovative and unique product designs. This has contributed to sales growth, improved gross margins and substantial growth in profitability.

The debtors' book remains a benchmark in the industry, with arrears again lower than the previous year.

Outlook

Operating profits and margin levels will be prioritised in the new year to ensure that return on gross assets is maximised. The challenge will be to refine current strategies to meet the requirements of the new credit legislation.

To reinforce the proven perception of Bradlows as a preferred destination for the aspirational market, training and development initiatives will focus on entrenching the differentiation strategy which positions Bradlows as a leading retailer and supports the Bradlows promise of "You're the Difference".






Bradlows employees:

7,6%

		2006	2005
Revenue	(Rm)	885	806
Operating profit	(Rm)	172	145
Depreciation	(Rm)	1	1
Total assets	(Rm)	659	583
Total current liabilities	(Rm)	124	128
Capital expenditure	(Rm)	3	1
Operating margin	(%)	19,4	18,0
Number of stores		91	87
Revenue per square metre	(Rand)	13 226	12 407
Number of employees		1 402	1 500
Revenue per employee	(R000)	631	537



Mike Roberts (51)
Chief executive – 24*

Executive management

Conrad Kleingeld (39)
Merchandise 13*

Corrie Neven (51)
Operations – 23*

Mike Shimmon (41)
Marketing – 10*

Hennie Spies (55)
Logistics – 32*

Robin Van Der Merwe (52)
IPM DIP
Human resources – 17*

Willie Van Zyl (43)
Debtors – 22*

** years' experience in furniture retail*


METALLIC
OMBI FRIDGE

Electric Express // we've got the power to beat any price on credit


ELECTRIC EXPRESS
WE'VE GOT THE POWER!

Established in 1958 and acquired in 1993, Electric Express specialises in household electrical appliances and home entertainment products through 117 stores, offering professional expertise, exceptional customer service and the best discount prices for cash or on easy terms.

Mission

We will achieve our vision by having highly skilled and motivated employees who offer extraordinary service to our customers on a broad range of quality products at the most competitive prices in exciting, conveniently situated stores.

Review

Revenue continues to grow in Electric Express while at the same time improving the trading income. This is achieved through a focused approach to business performance improvement plans. The debtors management has maintained arrears at satisfactory levels, whilst growing the size of our debtors' book well ahead of our sales growth. Training and development of people remains a focus area and continues to be the cornerstone of future growth.

Outlook

The People Differentiation strategy has been rolled out to all the employees within the business and is providing an exceptional shopping experience for customers and enhancing the Electric Express brand. Aggressive promotional activity and merchandising together with the opening of seven new stores will underpin continued growth in return on assets.



   

Electric Express employees:

4,1%

		2006	2005
Revenue	(Rm)	485	460
Operating profit	(Rm)	76	82
Depreciation	(Rm)	—	—
Total assets	(Rm)	331	302
Total current liabilities	(Rm)	70	66
Capital expenditure	(Rm)	1	1
Operating margin	(%)	15,7	17,8
Number of stores		117	116
Revenue per square metre	(Rand)	29 026	27 894
Number of employees		758	753
Revenue per employee	(R000)	640	611



Bill Chalmers (55)
Chief executive – 16*

Executive management

Leoni Field (42)
Operations – 20*

Gideon Gouws (41)
Logistics – 14*

Herbie Lindhorst (45)
Debtors – 22*

Millicent Nortjé (50)
BA(Hons), MBA
Human resources – 31*

Craig Robertson (42)
Merchandise – 18*

Greg Smart (36)
Marketing – 11*

** years' experience in furniture retail*




NO DEPOSIT
WE BEAT ANY PRICE
SO MUCH MORE

Hi-Fi Corporation // the lowest prices, on every product, every day, guarantee



Hi-Fi Corporation, founded in 1993 and acquired in 2003, is the largest audio and visual warehouse in the southern hemisphere. It has built a name in the market by retailing electronic goods including the latest ranges of office equipment and appliances to the middle and upper end of the consumer markets in South Africa, Namibia and Botswana at the lowest prices guaranteed. To date, the store base has grown to 19 stores in South Africa with one each in Namibia and Botswana.

Mission

Hi-Fi Corporation's mission is to supply the consumer with the widest range of quality products at the lowest prices, on every product, every day, guaranteed.

Review

Hi-Fi Corporation maintains its position as "category specialist" dominating in its product market. To ensure this position is sustained, major improvements were made to the delivery and service infrastructures including state of the art testing equipment encompassing the latest technology. These improvements, together with the enhanced quality checks and bold new "three way promise" will ensure that the consumer has absolute peace of mind in a great product at the lowest prices with excellent back up service.

Outlook

The expansion programme embarked upon in 2004 will continue with Hi-Fi Corporation gaining market share and increasing its footprint into strategically selected areas throughout South Africa including Soweto, Strubens Valley, Vaal and Richards Bay in the 2007 financial year.

An in-depth review of the marketing media mix was conducted in early 2006. Subsequent changes were made and these have already resulted in improved sales. These changes, with the appointment of an advertising agency and media buying house, will enable and ensure that Hi-Fi Corporation's team is geared up to perform to its maximum in the new financial year.






Hi-Fi Corporation employees:

10,1%

		2006	2005
Revenue	(Rm)	2 033	1 947
Operating profit	(Rm)	183	237
Depreciation	(Rm)	5	4
Total assets	(Rm)	285	263
Total current liabilities	(Rm)	165	137
Capital expenditure	(Rm)	8	9
Operating margin	(%)	9,0	12,2
Number of stores		21	19
Revenue per square metre	(Rand)	61 229	58 029
Number of employees		1 858	1 638
Revenue per employee	(R000)	1 094	1 189





Matthew van der Walt (34)
Chief executive – 10*

Executive management

Martin Barbour (48)
Logistics – 11

Charl du Plessis (40)
B Juris
Administration – 14*

Alec Goodman (51)
Merchandise – 30*

Ryan Grill (37)
Sales – 10*

Sean Lambert (33)
Operations – 6*

Neil McLean (50)
Marketing – 33*

Debra Teles (40)
IPM DIP, HDIP Ed
Human resources – 16*

** years' experience in furniture retail*




HI-FI
CORP

Incredible Connection // everything for your digital lifestyle



Incredible Connection, established in 1990 and acquired in 2005, strives to deliver a unique business and lifestyle solution to its customers.

Mission

Incredible Connection is southern Africa's largest technology retailer located in all major metropolitan areas. It focuses on the middle to top end cash and SME markets offering comprehensive integrated technology solutions, underpinned by international brands and range, at competitive prices, backed by international warranties, advanced in-store experience and delivered by the best people.

Review

Incredible Connection currently has 37 retail outlets with some 23 809 square metres of trading space. Five new stores will be opened before the end of November 2006.

Incredible Connection has benefited from very strong consumer demand in the last 12 months with turnover up 26% to R1,33 billion and operating profit up 36,8% in 2006. In the nine months since the acquisition of Incredible Connection by JD Group, sales were up 21% to R1,04 billion against the comparative period in 2005 and operating profit before interest was up 54% at R83,0 million. The operating margin increased from 6,8% to 8,0% as a result of improved operating efficiencies, careful expense control and better margin management.

Categories such as notebook and personal computers, digital photography, computer games and multimedia have shown phenomenal growth. Operating efficiencies also showed improvements over 2005 with monthly turnover per head at R164 000, trading density of R56 700 per square metre per annum and stock turns of 7,2 times.

Outlook

Incredible Connection expects trading conditions to remain positive over the next 12 months assuming exchange rates and interest rates remain fairly stable. We anticipate strong organic growth especially given the opportunity for increased computer literacy in southern Africa, strong replacement demand and the aggressive store roll out programme.






Incredible Connection employees:

6,5%

		9 months 2006	2005
Revenue	(Rm)	1 042	—
Operating profit	(Rm)	83	—
Depreciation	(Rm)	12	—
Total assets	(Rm)	258	—
Total current liabilities	(Rm)	279	—
Capital expenditure	(Rm)	17	—
Operating margin	(%)	8,0	—
Number of stores		37	—
Number of employees		1 201	—



Grattan Kirk (42)
FCA, CA(SA)
Chief executive – 9*

Executive management

Pamela Barletta (37)
Diploma: Personnel Management
Diploma: Labour Law
Diploma: Human Resources
Human resources – 20*

Johan Coetsee (47)
BAcc (Hons), ACMA, CFA(SA)
Finance – 7*

Victor da Silva (39)
Information technology – 13*

David Hirsch (36)
Merchandise – 15*

Stefan Marnewick (35)
BCom (Hons), CA(SA)
Financial manager – 8*

David Miller (37)
BBA (Hons)
Operations and marketing – 12*

** years' experience in retail*





Joshua Doore // you've got an uncle in the furniture business



Established in 1973 and acquired in 1986, Joshua Doore is the largest discounter of furniture, appliances and home entertainment products in South Africa with 148 stores.

Mission

To offer a wide range of furniture, household appliances and entertainment products geared by a world class business philosophy that drives innovative business and extraordinary levels of service to internal and external stakeholders.

Review

Joshua Doore maintained its prominent position in the market place. Top line sales grew by a solid 13,7%, which is a continuation of the positive growth trend experienced since 2002. The year also saw a further improvement in margins.

The "Lowest Price Guaranteed" concept is the cornerstone of all marketing campaigns. These are mainly driven via catalogue and TV advertising, supported by an innovative sourcing of value added local and imported products. Tremendous progress has been made to ensure that Joshua Doore differentiates itself from competitors in the market place by placing the "Uncle's" values at the forefront.

Despite a tightening in instalment collections, the debtors' book remains healthy as reflected by the low arrears. Cash sale rates remained high throughout the year, with deposit levels showing only a slight falling off.

A great deal of focus and effort is placed on entrenching a culture of traders' mentality, in line with operational excellence.



Outlook

It is widely expected that market conditions will be tougher in the year to come. Nevertheless, the executive team of Joshua Doore is confident, given these challenges, that 2007 will still be a good year, with solid return on gross assets being realised.

   

Joshua Doore employees:


14,7%

		2006	2005
Revenue	(Rm)	1 674	1 481
Operating profit	(Rm)	397	322
Depreciation	(Rm)	2	1
Total assets	(Rm)	1 249	1 100
Total current liabilities	(Rm)	224	243
Capital expenditure	(Rm)	4	2
Operating margin	(%)	23,7	21,7
Number of stores		148	147
Revenue per square metre	(Rand)	15 343	12 984
Number of employees		2 691	2 518
Revenue per employee	(R000)	622	588

[illegible]

[illegible]



James Gibson (55)
Chief executive – 34*

Executive management

André Barnard (44)
Marketing – 22*

Brian Biccard (56)
Human resources – 32*

Johan Delport (57)
Debtors – 37*

Andrew Ross (40)
Logistics – 15*

Fanie Venter (42)
Operations – 21*

Christo Viljoen (47)
Merchandise – 27*

** years' experience in retail*




YOUR UNCLE'S
LOWEST
PRICE
GUARANTEE

Morkels // your two year guarantee store


Morkels
Your Two year guarantee store

Established in 1937 and acquired in 2003, Morkels operates 117 stores in major cities and towns in South Africa. It appeals to aspirational customers, offering branded appliances, home entertainment, computers and quality furniture on affordable terms.

Mission

Morkels offers a unique company backed Two Year Guarantee on quality, affordable merchandise provided by dedicated, professional people.

Review

2006 saw the rollout of the People Differentiation Strategy in Morkels. The underlying principle of People Differentiation is the enablement of an engaged workforce who display behaviours and attitudes that are aligned with the brand essence and drivers. Employees, displaying such behaviour, will ensure that the customer enjoys a differentiated shopping experience. Customer satisfaction will lead to the retention of existing, as well as the attraction of new customers, through word of mouth advertising.

Our training in 2006 was focused on developing employees' competence in meeting the customers' expectations of the Morkels Value Proposition of "*Peace of mind with your purchase – now and in the future*". The "My Morkels Living the Brand" programme will be a key driver in differentiating the customers' shopping experience from our competitors.

The outstanding performance of our debtors' book has been achieved through the effective implementation of our debtors strategy by our dedicated staff, resulting in our ability to contain bad debt, maintain collections and reduce arrears to below the industry norm.

Outlook

Although market conditions are expected to be tougher, our strategy is in place to grow our customer base, increase top line sales as well as our product margin, while at the same time containing our expenses.

The introduction of the new follow-up system (APT) will assist in the smooth implementation of, and compliance with, the National Credit Act. It will also improve productivity and effectiveness which allows us to maintain our debtors' performance.






Morkels employees:

10,5%



		2006	2005
Revenue	(Rm)	**1 119**	1 006
Operating profit	(Rm)	**255**	214
Depreciation	(Rm)	**1**	2
Total assets	(Rm)	**828**	706
Total current liabilities	(Rm)	**170**	157
Capital expenditure	(Rm)	**1**	2
Operating margin	(%)	**22,8**	21,3
Number of stores		**117**	112
Revenue per square metre	(Rand)	**13 452**	11 859
Number of employees		**1 923**	1 765
Revenue per employee	(R000)	**582**	570



Jannie Els (57)
Chief executive - 38*

Executive management

Colin Bresler (43)
Operations - 7*

Johan Claassen (44)
Logistics - 23*

Peter De Backer (41)
Marketing - 21*

Rowland Jonck (46)
Merchandise - 24*

Sue Lewis (45)
IPM Dip, Adv Dip(Labour Law)
Human resources - 18*

Dolf van der Merwe (49)
Debtors - 27*

** years' experience in furniture retail*


years of our
free Two year
guarantee

Price 'n Pride // we'll treat you like our only customer


PRICE
'N
PRIDE

Price 'n Pride was established in 1983 as the founding chain in the Group. The brand was repositioned in 2001 to cater for a more aspirational market in the growing mass middle market and upgraded its store appearance and range accordingly. Price 'n Pride operates out of 122 stores in urban and rural communities throughout South Africa and Lesotho, offering excellent service, affordable products and added value to its customers.

Mission

To improve our customer's lifestyle by providing an affordable range of quality products and services in a caring, respectful and honest environment, at exemplary levels of customer service by competent and proud employees.

Review

Price 'n Pride continued its strong growth, further building on its new positioning during the year. The success achieved by the chain reflects the appeal of this brand in the marketplace. Top line sales grew 11,2% while debtors and payments received performed in line with expectations.

Outlook

Price 'n Pride will grow its store base this year and the outlook is positive to exceed budgeted top line sales growth. Focus in the new financial year will be on people differentiation, the productivity of employees and business performance improvement through differentiation, which will be underpinned by operational excellence.

The improvement of the retail capability of the brand, while improving all aspects of the debtors' book, is viewed as mission critical.



   

Price 'n Pride employees:


10,7%

		2006	2005
Revenue	(Rm)	**1 014**	913
Operating profit	(Rm)	**200**	180
Depreciation	(Rm)	**2**	1
Total assets	(Rm)	**839**	754
Total current liabilities	(Rm)	**106**	108
Capital expenditure	(Rm)	**3**	2
Operating margin	(%)	**19,7**	19,7
Number of stores		**122**	119
Revenue per square metre	(Rand)	**13 973**	12 488
Number of employees		**1 970**	1 947
Revenue per employee	(R000)	**515**	469



Len Rundle (51)
BTech
Chief executive – 27*

Executive management

George Annandale (42)
Marketing – 7*

John Kirsten (53)
Merchandise – 31*

Pieter Labuschagne (60)
Debtors – 30*

Ian McKay (40)
Operations – 18*

Molefi Makhetha (42)
BA Hons (Psy)
Human resources – 11*

** years' experience in furniture retail*




PRICE 'N PRIDE
"We'll Treat You Like Our Only Customer"

Russells // see how little style costs



Established in 1943 and acquired in 1993, Russells operates out of 201 stores in major cities and towns in South Africa. Customers enjoy affordable terms on quality furniture, branded appliances and home entertainment products.

Mission

Differentiate ourselves from our competitors by offering an innovative range of furniture products, appliances and financial services through competent employees, thereby exceeding the expectations of our target market.

Review

Russells recorded good growth during the review period, reflecting the focus on operational excellence through continual enhancement of operating efficiencies.

Russells continues to be the largest contributor to the Group's profit performance.

Innovative and efficient marketing of a nationally recognised brand has been supported by a strong focus on operational disciplines and efficiencies, resulting in a further improvement in productivity ratios.

Russells pays particular attention to employee development and succession planning, recognising that well-trained employees will deliver premium results.

Two new stores were established in Mabopane and Kew, whilst no stores were closed or relocated.

Outlook

Despite operating in a highly competitive sector, gross margin has remained a focal point and with operational disciplines in place, we will secure further growth.

Our continued focus on differentiation strategies and business improvement, supported by aggressive marketing and merchandising, is aimed at increasing market share in the defined market sector. This, together with existing operational excellence, will result in continued profit growth for the year ahead.






Russells employees:


18,3%

		2006	2005
Revenue	(Rm)	2 372	2 179
Operating profit	(Rm)	637	560
Depreciation	(Rm)	2	2
Total assets	(Rm)	1 696	1 542
Total current liabilities	(Rm)	296	308
Capital expenditure	(Rm)	3	2
Operating margin	(%)	26,9	25,7
Number of stores		201	199
Revenue per square metre	(Rand)	16 723	15 475
Number of employees		3 358	3 207
Revenue per employee	(R000)	706	679

Russells employees:

18,3%

... because Russells continues to be the largest contributor to the Group's profit


5CD CHANGER
mP3

Wietske van der Westhuizen (53)
Chief executive – 27*

Executive management

Tokkie Combrink (64)
Debtors – 39*

Barry Dell (51)
Human resources – 12*

Pat Kimmince (41)
Operations – 22*

Wikus Labuschagne (47)
Debtors – 27*

Kobus Minnaar (53)
Marketing – 19*

Ronnie Mostert (53)
Operations – 32*

Pieter Schoeman (50)
Merchandise – 25*

Rens van Rensburg (56)
Logistics – 24*

** years' experience in furniture retail*


PRICES!
GET MORE FOR YOUR MONEY

Maravedi Group



Lindsay Mentor (46)
IPM Dip CPIR
Group executive
Business development projects – 18*

* years' experience in retail

The Maravedi Group, a joint venture with Absa Group and Thebe Investment Corporation, consists of Maravedi Credit Solutions, an established debt collection and management company, and Maravedi Financial Solutions, a start-up consumer finance company.

A Maravedi Financial Solutions pilot project was originally conducted in 12 JD Group business units. The pilot was initially extended to 53 and to a further 192 business units within the Gauteng Province over the past financial year.

The pilot project was deemed a success in terms of the application of the business model and a full mandate was given by the Maravedi Group Board and its shareholders, for Maravedi Financial Solutions to proceed with a national roll out, offering its suite of financial products and services across 745 selected JD Group business units.

The Group believes that the formula of financial products and services offered in association with Absa, the JD Group infrastructure, mass middle market credit expertise coupled with a state of the art call centre is best placed to deliver on and satisfy the South African consumer's financial services needs.

At the same time, Maravedi Credit Solutions provides professional debtor management services for Maravedi Financial Solutions and commercially procured outsourced arrangements.


Russell
Russells




Blake & Associates

Blake specialises in contact centre management across different business areas, including debt management and sales.

Their focus is delivering the best return for their clients both internationally and here in South Africa. Not only are they involved in their customer relationship management (CRM) process, but more importantly they have become an integral part of the customer's value management (CVM) strategy, directly impacting their bottom line.

Today Blake has evolved into a state of the art Contact Centre, managed by a dedicated and highly skilled team, providing a technology and solutions driven outsource platform. This platform has provided their global client base the opportunity to launch highly successful and exciting sales promotions and marketing campaigns.

Chairman and founder, Howard Blake, describes his winning formula as "The best technology available, complemented by best business practice, delivered by a highly experienced team, giving our clients service and results that continually outperform the competition. We are passionate about the quality of the brand experience at Blake and I invite you to experience it too!"

Credit and administration



Phillip Kruger (44)
BCom (Acc)
Group executive
Credit and administration – 16*

Executive management

Herman Bakkes (46)
BCom (Acc) MBA
Debtors – 22*

* *years' experience in retail*

In addition to ensuring that Group credit management strategies, policies and procedures are conceptually sound and observed, the immediate short term objective is to ensure compliance with the National Credit Act, with effect from 1 June 2007.

Review

Due to the extent and impact of the anticipated changes in technology, business processes and more stringent legal compliance, to become compliant, the Group is managing the National Credit Act project at executive management programme level. Eight projects have been registered under this programme and we are confident that we will not only be compliant, but that opportunities presented within the legislation will be identified and capitalised on.

The JD Group's new automated collection system piloted during the past year has now been successfully implemented in 80% of our stores and will greatly assist in not only enhancing our collections strategies but will also be one of the vehicles used to ensure National Credit Act compliance.

Our focus and strategic alliances with leaders in the credit risk industry are ensuring that we are continuously improving on our high standards of quality customer acquisition and managing our debtors book at an acceptable risk rate.

Outlook

The stated objectives of the new credit legislation will change the consumer credit competitive environment over the next 18 months. We will continue in our quest for world class methodologies and keep up to date with technological developments, ensuring the achievement of the following goals:

- Improved customer service
- Maximising collections rates
- Broader reach in the consumer credit market
- Reduced bad debt ratios.






Finance







Above (left)
Richard Chauke (39)
BCom (Hons)
Group executive
Tax affairs and transformation –17*

Above (middle)
Ian Thompson (38)
BCom BAcc CA(SA)
Group executive
Head office finance and treasury – 15*

Above (right)
Leslie van Doesburgh (50)
BCompt
Group executive
Chain finance – 30*

Executive management

Johan Breytenbach (41)
BCom
Finance – 18*

Roelof Cornelissen (35)
BCom (Hons) CA(SA)
Finance – 13*

Lucia Hefer (42)
BCom (Hons)
Finance – 21*

Sanette Oberholzer (49)
BCom
Finance – 29*

Susan Olivier (49)
Finance – 32*

Tracey Rood (38)
BCom BAcc
Finance – 16*

Elmien Rossouw (43)
BCom (Hons)
Finance – 10*

* *years' experience in finance/banking/auditing/taxation*

The centralised finance department is responsible for financial and management accounting, accounts payable, treasury, taxation and statutory reporting of the Group.

Review

The review period was characterised by a number of changes from a reporting, compliance and systems perspective.

The new International Financial Reporting Standards were successfully implemented and had an effect on the manner in which results are reported. The Connection Group was successfully integrated into the results of the Group for the year.

A significant amount of time has been invested in a number of projects relating to re-engineering and/or integration processes that have either been implemented or will be implemented and which will yield benefits in the future. These relate primarily to the sub systems utilised by the chains or to new systems required because of legislative or compliance related changes.

The impact of the National Credit Act has also required focused and ongoing attention by the finance department.

Staff training, both on the job and through more formal education processes, has continued throughout the year across the full spectrum of staff.

Outlook

The new year is likely to be dominated by the changes brought about by the National Credit Act and furthermore, should be a period in which the rewards associated with the investment in various projects during the review period are brought to fruition.

The department will continue to focus on improving and providing value added services to its customers.

Fleet management



Clive Dicks (61)
Fleet management executive – 43*

** years' experience in retail/financial services/consulting/transport*

Fleet management is responsible for managing the procurement, maintenance and administration of the Group's fleet of vehicles, protecting the Motor Vehicle Insurance Fund and managing the evolving transport profile, which is continuously affected by the macro environment.

Review

Looking back on the past year the following have stood out as highlights:

- It was a year filled with exciting challenges for the department created by changes in the macro environment. Featuring high on the attention-seeking list was the price of fuel and the cost of vehicle spare parts.
- The development of the new Fleet management software was completed and as a direct result, important information was communicated ensuring that exceptions to budget were reported and actioned timeously.
- Live satellite tracking (phase one) has been introduced to all chains and is, even at this early stage, playing a major role in vehicle management, with significant operating cost savings coming through, improved vehicle productivity and customer service.

Outlook

Fleet management views the coming year with confidence and enthusiasm. The experience, knowledge and skills of the senior staff will meet the challenge of ever increasing costs by fully utilising their understanding of the business and that of our customers, as well as all resources that are available.

Training of our staff will be of such a nature so as to develop their ability to manage the "big picture" environment instead of isolated areas.

Downtime of vehicles plays a major role in productivity, ultimately impacting on customer service and as such vehicle downtime will be given the attention it deserves.

A specific objective of the department is to ensure that our service providers have a complete understanding of our requirements and endeavour to add value wherever possible.






Human resources



Rénier Krige (39)
BCom (Unisa) SMP (Stell) PLD (Unisa)(cum laude)
Group executive
Human resources – 17*

Executive management

Christine Grobler (39)
BA (Hons) M (Phil) Labour Law
Employee relations – 21*

Letitia van der Merwe (30)
MCom (Ind.Psy)
Training and Organisational development – 5*

* *years' experience in human resources*

The purpose and challenge of HR departments in organisations across the world is to optimise people potential and enhance the capability of the successful execution of business strategies by providing best practice human resources services and solutions.

This offering must fit the differentiated needs of the chains. Corporate HR further supports the generic functions of remuneration administration, employee benefits, employee relations, training and organisational development and change facilitation.

Review

The department's close liaison with Group strategic initiatives resulted in an increased focus and participation in driving change management practices associated with the anticipated changes in the external business landscape, with particular reference to the National Credit Act. Various other strategic projects are also supported in terms of the design of organisational development tools and the implementation thereof.

The respective relationships with organised labour remains strong and annual wages and working condition negotiations were successfully concluded for South Africa, Botswana, Namibia, Lesotho and Swaziland. However, it must be emphasised that sound relationships with organised labour are built through mutual commitment and professional and constructive dialogue.

Human Resources differentiation remains top of mind and careful consideration was given to various avenues that will result in the optimisation of the current HR capability in the Group. The people differentiation initiative, focusing on the translation of value propositions, brand promises and brand essence drivers in a multi-branded environment into a set of behavioural outcomes, has been implemented in four chains and is shaping a new business lifestyle. The launch of an integrated and holistic human resources management system was catered for and is fully operational.

In terms of structured leadership development the Advanced Management Development Programme and the Retail Leadership Development Programme, in partnership with the University of South Africa's Centre for Business Management as well as the Executive Leadership Programme in association with GIBS, were successfully completed and continues to contribute towards the creation of a collective leadership capability in the Group. In the latter programme, two JD Executives, amongst a national and international grouping of 65 delegates, respectively completed the programme in first and sixth positions.

Outlook

The people differentiation initiatives in the remaining chains as well as the change management focus in terms of the National Credit Act continues to be the most important change activities in the Group.

The introduction of a revised HR operating model is imminent and huge focus will be given to revitalising and sustaining quality human resource capacity and practices at all levels in the Group, thereby optimising the impact capability to better serve the differentiated business needs of line management. A collective focus on meeting and exceeding the Group's employment equity plan further supported by quality talent management and skills transfer remains top of mind.

Internal and forensic audit



Pieter Pienaar (37)
BCom
Group executive
Audit - 15*

Executive management

Riaan Marais (34)
CJFA Dip, CFE
General manager
Forensic - 16*

Des Strydom (47)
General manager
Audit - 23*

** years' experience in retail/auditing*

Internal and Forensic Audit provides assistance and performs audits across all chains through a Direct Audit Division (54 staff), a Centralised Audit Function (9 staff) and a Forensic Audit Division (14 staff). Auditors have an appropriate balance of operational and audit experience. Group Safety and Security, Group Contracts, Group Policies and Procedures also resides under the management of the Group Executive – Audit.

Review

Internal audit performed 1 562 audits in Group operations locally and abroad during the year. The department's centralised data analysis capability was enhanced and contributed significantly to data interpretation and understanding. The audit function is constantly enhancing appropriate audit processes across all the various operating systems of the Group.

The Forensic Audit function had 6 706 incidents reported with approximately 3 200 cases requiring investigation, varying from minor to more serious incidents. This division still acquires valuable information via the anonymous crime call centre.

The Safety and Security function is managed by a dedicated committee to ensure improved cost effectiveness for the Group by applying economies of scale.

A quality assurance review was finalised during the financial year. The functionality of a dedicated audit team for Hi-Fi Corporation was improved, providing quality reviews of the operation.

Outlook

The department will focus on training following the changes pertaining to the National Credit Act implications. With these changes the centralised analysis function will be further developed in order to lead the department to a more risk based audit philosophy.






IT and communications



Ian Child (48)
BCom (Hons) BAcc CA(SA)
Chief information officer – 21*

Executive management

Joey Kok (57)
Quality assurance – 14*

Dave Macdonald (54)
BCom (Hons)
Systems development – 29*

Nico Potgieter (50)
Service and support – 25*

Avril Samuels (46)
Infrastructure – 17*

Leon Steenkamp (47)
Infrastructure – 24*

Gerrie van Niekerk (45)
Operations – 21*

** years' experience in retail/IT/finance*

The IT department enables and supports core business processes by providing transactional systems. This involves the deployment of infrastructure, networks, help desks and, as many of the systems extend beyond the boundaries of the organisation, integration and security services.

In addition to the deployment and support of transactional systems the department gathers, cleans and disseminates key business information requirements via the data warehouse and associated technologies.

Review

Over the past 12 months a number of large projects have been completed. These included the deployment of the PeopleSoft Human Resources system, the completion of the data-warehouse and the rollout of a centralised debtors management system.

During the year a large percentage of IT resources was consumed with compliance issues and this is likely to continue with the requirements of the National Credit Act.

Achievements

A particularly successful project has been the introduction of advanced demand planning in Hi-Fi Corporation. This was supported by the deployment of a highly sophisticated radio frequency barcode warehouse system. This should enable Hi-Fi Corporation to scale its warehouse operations effectively.

Outlook

The focus for the next 12 months will be on the requirements of the National Credit Act. This is an extremely large project and is likely to consume the bulk of IT resources for the foreseeable future. It is envisaged that the requirements of the National Credit Act will be met by the deployment of a centralised loan management system, based on the loan management system currently deployed in some 70 stores within the Group.

Marketing



Irene Pilavachi (49)
BA (Lang) HDip Mktg
Corporate marketing executive – 17*

*years' experience in marketing/retail

Corporate Marketing's strategic business objective is to support the differentiated chain marketing initiatives by leveraging opportunities within the full spectrum of its activities to yield additional revenue for the Group.

Review

Direct marketing and Club initiatives for all chains continued throughout the year, with satisfactory return on investment being recorded. The process of adding more specialised value to the customer's experience and relationship with the JD Group chains was begun and new channels of communication were investigated.

The strengthening of brand differentiation was underpinned by the finalisation of brand identity manuals, whilst new marketing projects across multiple chains, which were linked to their trading formulae, were successfully facilitated.

Achievements

Greater use of technology to explore the customer database to yield further opportunities to market was of particular benefit in the direct marketing arena. Existing processes in many areas were honed and resourced for improved delivery.

Outlook

A significantly improved customer focus is a high priority for the new fiscal, which should result in adding more relevant value to those customers who choose to shop in the Group's stores. An integrated view of the customer with particular reference to the National Credit Act will be critical to achieving key objectives. A constant watch on changing consumer purchase and behaviour patterns will underpin all initiatives.






Merchandise



Fred Ginsberg (59)
Group merchandise executive – 39*

*years' experience in furniture retail

Group Merchandise co-ordinates the merchandising functions in the Group, capitalising on strong relationships with local and global suppliers to meet changing customer needs.

Review

The merchandise division supported the Group by continuing its drive to optimise merchandising efficiencies. Constantly challenging and evaluating our processes and product offering resulted in a positive impact on sales growth. Margins were under pressure for a large portion of the period under review. In the last quarter, however, they reached more acceptable levels.

Due to our constant consumer market trend analysis and global scanning for new product trends and ideas, the Group was able to remain at the forefront of ever changing retail trends and consumer needs. Furthermore, our emphasis on maintaining a sound and productive relationship with both local and global suppliers ensured ongoing product innovation and efficient product delivery. These relationships, together with our differentiation strategy, as well as constantly re-evaluating our merchandise strategies, ensured that the Group was able to successfully maintain its status as industry leader.

Outlook

To meet the challenge of achieving sales growth, Group Merchandise will support the chains by continuing to focus on optimising unit sales and selling prices in order to maximise sales and gross profit levels and assist the chains in finding new and innovative strategies and products. Ensuring that the chains adopt a proactive approach to identifying and developing opportunities and remaining customer focused is key critical. Facilitating development within the chains will provide them with the necessary skills and tools that will enable them to create a shopping experience that will delight their customers.

Property



Ivan Nefdt (43)
Group executive
Property services – 18*

Executive management

Nico Celliers (49)
BSc (Hons) Prod Eng
Executive: Contracts - 21*

Etienne du Plessis (56)
BJuris LLB
Executive: Legal and administration - 31*

* *years' experience in furniture retail/property/ project management*

Property Services is responsible for the Group's property negotiations, property projects, store renovations, lease administration and related legal aspects.

Review

During the financial year, Ivan Nefdt was appointed as the new Group executive: Property Services.

The Property Services department embarked on a restructuring initiative to re-align and optimise resources and structure in support of Group strategy. This initiative included the focused effort to continuously source, develop and implement innovative products, materials and processes to achieve efficiencies. Emphasis has also been placed on the re-design of shop fitting and the management of our in-house factory.

The analysis and re-engineering of Property Services' business process value chain resulted in an aligned departmental structure. Ongoing training and development of our people will support this structure.

The renovations programme which commenced at the beginning of the previous financial year, has resulted in a total of 336 stores being converted into the new brand world.

Property Services negotiated 409 leases during this financial year, of which 285 were renewals. The team successfully managed 25 relocations and opened 33 new business units. A total of 1 349 leases are administered by this department, which includes the management of the Group rent roll.

The strong relationships with landlords and excellent negotiation skills of the team have contained the overall rent payable by the Group.

Outlook

Property Services will remain focused on converting the balance of stores into the new brand world over the next three years. In addition, the department is committed to the Group's expansion programme.

During 2006, an amount of R56 million was spent on the above programme. In order to meet the Group's strategy, it is projected that we will spend up to R65 million in 2007.

Through the identification of departmental values and key success drivers, coupled with excellent teamwork, we continue to maintain and build strong relationships with all our partners, landlords, service providers, contractors and customers.






Secretarial



Melvyn Jaye (61)
CA(SA)
Company secretary – 43*

Executive management

Janine van Eden (33)
B.Proc LLB
Assistant company secretary – 7*

* *years' experience in auditing/company secretarial practice/law*

This department is responsible for providing statutory secretarial and other support services to the board of directors and board committees.

Review

The year under review was characterised by the acquisition of Connection Group and the ongoing compliance responsibilities imposed on the department by the Financial Intelligence Centre Act, Financial Advisory and Intermediary Services Act and National Credit Act. All stores trading in South Africa have been licensed as Financial Service Providers and Credit Providers.

Group companies incorporated in foreign countries are administered by company secretaries in those countries. The Connection Group companies are administered by the company secretary of Connection Group.

The number of South African companies administered by the secretarial services department was reduced to 21 following the deregistrations of dormant subsidiaries having no commercial value.

Outlook

The secretarial department is well positioned to:

- continually enhance and streamline the performance of its duties with a view to achieving excellence in all facets of statutory company administration;
- fully comply with the Listings Requirements of the JSE Limited, the JSE Social Responsibility Index and the King II Report on Corporate Governance; and
- enhance the quality of the Group's sustainability reporting in terms of the new G3 Guidelines representing the third generation of the Global Reporting Initiative Guidelines.

Strategy



Dr Henk Greeff (47)
M Ed (Ed Management)
(cum laude) PhD
Group strategy executive – *11**

** years' experience in strategic management consulting/retail*

Group Strategy is responsible for securing transformational fitness of the organisation to meet the challenges of an ever-changing future business environment.

Introduction

The paramount importance of being strategically alert to pick up future dots on the horizon, in advance, is of mission critical importance to secure future relevance and competitiveness for organisations.

The race to the wallet of the customer in South Africa has increased significantly and will do so in the future. The middle mass market has been identified as a lucrative and attractive market for a number of role players, way beyond the conventional players like the furniture, appliance and electronic goods retailers.

Socio-political changes like the National Credit Act contributed to the challenge of new compliance and its associated costs, but also opened up new opportunities.

The ability of an organisation like the JD Group to contribute proactively and to respond to business challenges is, and will be, a key differentiator to secure sustainable future growth.

Review

Connection Group

The JD Group successfully acquired and aligned the Connection Group as an additional category specialist to its range of differentiated positioned brands.

People differentiation

The differentiation programme of the Group has entered its last phase with the focus on People Differentiation as a key enabler of the optimisation of the differentiation strategy. People Differentiation has successfully been launched in Electric Express, Barnetts and Morkels. The rollout of the new store look and feel is still on track in all chains.

Supplier relationships

Relationships with suppliers have been maintained and improved and additional suppliers integrated into the programme.

3rd Life Cycle Hi-Fi Corporation

Phase one of the 3rd Life Cycle initiative of Hi-Fi Corporation has been predominantly characterised by the re-engineering of the logistical back end from a manual to a fully automated warehousing solution inclusive of the relocation from Modderfontein to Aeroton. A fully automated scanning logistical solution for the Aeroton warehouse has set a new retail benchmark.






Integrated Business Intelligence Capacity (IBIC)
Debtors, as the first priority, has been completed. The crucial importance of reliable, accurate and timeous intelligence to enable better informed decision-making on a crucial asset like debtors, is a non-negotiable.

National Credit Act
A multi disciplinary programme has been launched to prepare the JD Group to comply with the National Credit Act before 1 June 2007 and to identify and explore new business opportunities.

Maravedi
The joint venture with Absa and Thebe Investments to form the Maravedi Group has moved beyond pilot phase and the national roll out has commenced in the last quarter of this financial year.

Executive leadership development
The Group continued to build executive leadership capacity through the inclusion of another two candidates in the Global Executive Leadership Development Programme (ELDP) of the Gordon Institute of Business Science (GIBS). The two participants of the JD Group performed exceptionally well on this programme in securing the best student and sixth place out of a group of 65 participants across industries. Another 16 candidates completed the Retail Leadership Development Programme (RLDP) in partnership with Unisa's Centre for Business Management.

Project management
This established capacity of the Group successfully project managed, monitored and tracked ten primary, five secondary and seven tertiary programmes or projects.

Outlook
The new financial year will be characterised by continued growth and demand to contribute to the shaping of a business future wherein the Group can prosper, grow its market share and increase its competitiveness.



Corporate objective

Our objective is to meet our social responsibilities through providing a better life for the disadvantaged and less fortunate members of the communities in which we trade.

Policy

The focus of the JD Group Corporate Social Investment Programme is on the development of individual and community self sufficiency through education and training, skills development and job creation.

Projects are selected on the basis of sound management, sustainability and the potential to be replicated.

We attempt, in certain instances, to forge partnerships with other stakeholders to maximise funding.

A percentage of budget is allocated to smaller, one off annual donations to organisations which are acknowledged as providing specific services to their community.

Funding is allocated to secular organisations only.

No funding or sponsorship is granted for individual endeavours.

To ensure openness and transparency, no funding or sponsorship is granted to political parties.

Funding and sponsorship

JD Group remains aware of the need to participate in community projects. In a country like ours, where such enormous disparity exists between the advantaged and historically disadvantaged members of society, it is incumbent on us to participate in activities that would normally be undertaken by governments in developed countries.

JD Group is also aware that no South African Government, of whatever political persuasion, has the practical means to provide the social services equivalent to those enjoyed by developed nations, nor will it have the means in the foreseeable future. For this reason alone, the contributions of the private sector are absolutely vital to the development and upliftment of the disadvantaged majority of the South African population.

   

- **Tipa project**

  The Techno-agricultural Innovation for Poverty Alleviation (Tipa) project is based on the concept of the African Garden Market, part of the Food Security for Africa initiative presented in 2002 at the World Summit for Sustainable Development (WSSD) in Johannesburg by the Israeli Department of Foreign Affairs.

  JD Group, together with the Embassy of Israel in Pretoria, established a highly successful Tipa demonstration project in Cradock in the Eastern Cape. Additional projects will be rolled out throughout South Africa with ongoing technical support.





Both Tipa and the African Garden Market make use of the Family Drip Irrigation System (FDIS). The FDIS, state of the art irrigation technology, developed in Israel, has been combined with gravity powered low water pressure, which allows traditional farmers to enjoy all the advantages of drip irrigation at low cost. Without the need to introduce any further technology, each FDIS project is able to cover an area up to 500m^2.

During the year under review, JD Group contributed some R1,7 million to the Tipa project.

- **B'nai B'rith Food Highway**
  B'nai B'rith, an international service organisation which undertakes communal projects for the underprivileged and less fortunate members of the communities, joined forces with JD Group to expand its successful Food Highway project. This project was initiated to assist sectors of the disadvantaged community who are undernourished and suffering from malnutrition, including Lerato Love Home.

  JD Group has contributed to sponsoring the cost of bulk purchases of the ingredients required for the 100g food packets, resulting in 30 000 meals being made available to under-privileged children monthly.

- **Centre for Development and Enterprise (CDE)**
  CDE is involved in producing policy reports of national interest, including:
  - "Key to Growth: supporting South Africa's Emerging Entrepreneurs"
  - "Celebrating and reflecting on South African democracy"
  - "Maths and Science schooling in South Africa", a publication examining the nature of the country's crises with respect to these two subjects which culminated in extensive media and marketing campaigns following a public launch to senior business leaders, government officials, politicians and education NGO's
  - "Land Reform in South Africa: a 21st century perspective"
  - "Beyond maize and gold: national development challenges in two Free State cities"
  - "A new vision for welfare – from dependency to empowerment"
  - a book on South Africa's first 10 years of democratic rule and the challenges ahead for the second decade.

  During the year under review, JD Group contributed R75 000 to the CDE.

- **Johannesburg Philharmonic Orchestra (JPO)**
  The JPO was established in June 2000 following the demise of the National Symphony Orchestra.






By nurturing, training and developing world class South African musicians, the JPO seeks to ensure the ongoing sustainability and growth of music traditions. The JPO aims to perform consistently at an international level of social excellence, to challenge the prevailing perception of classical music performances being elitist and Euro-centric, and to appeal to a truly egalitarian local audience.

During the year under review, JD Group contributed R342 000 towards sponsoring the JPO.

- KwaZulu-Natal University

During the year under review JD Group embarked on a project, together with KwaZuluNatal University, to provide audio visual equipment to each of the following educational institutions:

- Edgewood Campus, Pinetown
- Olwazini Discovery Centre, Pietermaritzburg
- Umzinyathi Education Centre, Dundee
- Teachers' Centre, Bergville
- Phungase Education Centre, South Coast
- University of Zululand Science Centre, Richards Bay.

- Ikusasa Lami Rural Schools (ILRS) initiative

JD Group participated in the ILRS initiative in Gauteng which was established by Editworks Africa to create opportunities for the impoverished schools in rural areas across South Africa. The Group supplied some 1 400 portable plastic lapdesks to two primary schools in Kwaggafontein, north of Pretoria. These lapdesks, placed on the learners' laps, enable them to do their work both in class and at home, where in many cases ordinary tables or desks are not available.

- Other institutions

We continue to support numerous education and other institutions. The major beneficiaries are listed below:

St Enda's Community Centre, a highly respected secondary school in Joubert Park, Johannesburg, was originally established in one of our warehouses in 1985.

Claremont Child Care, an institution which assists destitute children, with whom we have a long association.

Little Champs Sports Academy runs facilities which provide pre-schoolers with physical, emotional and social development, embracing teamwork, sharing and Ubuntu.

The Mitzvah School, a registered school and examination centre, provides quality tutoring for students from Alexandra in their final year of schooling. The school caters for 50 students and has consistently produced a pass rate exceeding 90%.

Lerato Love Home relocated to a community centre neighbouring Alexandra providing accommodation for babies, children and young adults, the majority of whom are victims of abuse, abandonment, neglect and HIV and Aids. We acknowledge the significant contribution made by The Bidvest Group to this facility, as well as various contributions of money, clothing and food made by JD Group suppliers and employees.

JD Group provides financial assistance to the Abraham Kriel, Avril Elizabeth, Epworth, Talje, Wallace Anderson, Mouton and The Hamlet children's homes, as well as Girls and Boys Town.

JD Group also supports St. Giles Association, The Salvation Army, United Cerebral Palsy and The Bird Street Teacher Training Campus of the Nelson Mandela Metropolitan University in Port Elizabeth, Up With Science, a science enrichment programme for senior secondary school pupils presented by the Centre for Science Education at the University of Pretoria, the Northwest University and Business Against Crime.

Currently 235 children of employees and 84 staff members are receiving education and study assistance.

For the past 12 years, corporate office employees have regularly been donating blood in conjunction with the South African Blood Service on a regular basis at JD House.

HIV and Aids report

JD Group recognises the gravity and potential impact of the evolving HIV and Aids pandemic on its customers, markets, business partners, workforces and employee benefits.

In 1998 the Group embarked on a repositioning strategy to minimise the impact of the pandemic on its current and future markets via a combination of the following:

- expansion into markets outside of Africa;
- discontinuation of certain chains and adjustments to other chains within the Group;
- decreased exposure to geographical high risk areas;
- introduction of additional products such as financial services; and
- enhanced credit risk monitoring and management.






JD Group's retirement benefits were also restructured to minimise the impact of HIV and Aids.

The Group gathers and analyses all relevant data to facilitate regular updates of business models that monitor both the internal and external impacts of the pandemic. This enables management to make informed decisions about HIV-related business strategies.

The Group fosters non-discriminatory and empathetic workplace environments that ensure that HIV positive employees are managed with care and compassion. Such employees have access to high quality disease management programmes, either through their own medical scheme or state facilities, and are encouraged to access these facilities. Together with the Department of Health, the Group maintains an HIV and Aids awareness programme at all major workplaces.

During the year under review, the Group conducted a third "excessive risk "assessment and found no additional adverse impacts. The Group continues to monitor the situation and will act appropriately if and when deemed necessary.

Introduction

This corporate governance statement sets out the key governance principles and practices of JD Group to fairly and honestly inform our internal and external stakeholders through fair and understandable disclosure.

The board of directors ("the board") is committed to and supports the principles contained in the Code of Corporate Practices and Conduct recommended by the 2002 King Report on Corporate Governance for South Africa ("King II"), as well as the Listings Requirements of the JSE Limited ("JSE").

Statement of compliance

The Listings Requirements of the JSE require that listed companies report on the extent to which they comply with the principles incorporated in King II.

Based on the information set out in this corporate governance statement, the board believes that throughout the accounting period under review, other than the recommendation that the chairman be an independent non-executive director, the Group has applied the principles of King II and complied with the provisions set out in the Listings Requirements of the JSE.

Endorsement of King II

JD Group remains fully committed to the principles of effective corporate governance and application of the highest ethical standards in the conduct of its business. We endorse the principles of integrity and accountability advocated by King II. In all dealings we strive to ensure that the interests of stakeholders are foremost in our decisions and that they are fully informed of the process.

We have long recognised that good corporate governance is essentially about leadership and there exists the need to conduct the enterprise with integrity and in compliance with best international practices, whilst taking cognisance of the value systems of the countries in which we operate.

Code of conduct

The Group is committed to the highest ethical standards of business conduct and to fully complying with all applicable laws and regulations.

The directors, employees, employees of outsourced functions as well as suppliers to JD Group, are all expected to comply with the principles and act in terms of the code of conduct. The directors believe that the ethical standards of the Group, as stipulated in the code of conduct, are monitored and are being met. Where there is non-compliance with the code of conduct, the appropriate discipline is enforced with consistency as the Group responds to offences and prevents recurrence.

Chairman and board of directors

Chairman

The executive chairman is David Sussman, founder of the Group. The board delegates to the chairman responsibility for ensuring the effectiveness of governance practices. He leads the board and is responsible for representing the board to shareholders.

Although the chairman is not an independent non-executive director as recommended by King II, there is a clearly accepted division of responsibilities at the head of the company, to ensure a balance of power and authority, such that no one individual has unfettered powers of decision making.

Further, as required in terms of the Listings Requirements of the JSE, the role of the chairman is separate from that of the chief executive officer.

Board

JD Group is headed by an effective unitary board that can both lead and control the Group. The board comprises of ten directors of whom four are independent non-executive directors and one is a non-executive director. The board considers Mervyn King, Len Konar, Maureen Lock and Martin Shaw as independent non-executive directors. These directors ensure that no one individual has unfettered powers of decision making and authority, so that shareowner interests are protected.

The guidelines contained in the Listings Requirements of the JSE were used to test the independence and category most applicable to each director.

The primary responsibilities of the board include regular review of the strategic direction of investment decisions and performance against approved plans, budgets and best practice standards. The board retains full and effective control of the Group and decisions on material matters are reserved for the board.

The board meets three times per annum and more frequently if circumstances or decisions require.

Mark Richards, corporate support services executive, attends all board meetings by invitation.

Meetings are conducted in accordance with formal agendas, ensuring that all substantive matters are properly addressed. Standing sub-committees of the JD Group board have been appointed, details of which are set out in this report, while *ad hoc* subcommittees are created as and when necessary.

The chairman sets the agenda for each meeting in consultation with the chief executive officer and company secretary. Any director may request that additional matters be added to the agenda. Copies of board papers are circulated to the directors in advance of the meetings.

There is a clear division between the responsibilities of the board and management.

Mias Strauss, the chief executive officer, takes full responsibility for all operations.

The non-executive directors take responsibility for ensuring that the chair encourages proper deliberation of all matters requiring the board's attention. The board ensures that there is an appropriate balance of power and authority on the board so that no one individual or block of individuals can dominate the board's decision making process.

Directors are appointed on the basis of skill, acumen, experience and level of contribution to and impact on the activities of the Group.

Non-executive directors contribute an unfettered and independent view on matters considered by the board and enjoy significant influence in deliberations at meetings. All directors have the requisite knowledge and experience required to properly execute their duties, and all participate actively in the proceedings at board meetings. The non-executive directors have no fixed term of office, while executive directors have entered into service contracts with Sustein Management (Pty) Ltd which endure for an indefinite period subject to one year's notice from either party.

The board and its committees are supplied with full and timely information which enables them to discharge their responsibilities. All directors have unrestricted access to all Group information. Non-executive directors have access to management and may even meet separately with management, without the executive directors being present.

Some of the non-executive directors hold directorships or executive positions in companies with which JD Group has commercial relationships. The board has considered all these relationships and does not believe any of them compromise the independence of the directors concerned.

All directors are entitled, at the Group's expense, to seek independent professional advice about the affairs of the Group in relation to the execution of their duties, if such expertise is required.

One third of the directors are subject, by rotation, to retirement and re-election at the annual general meeting in terms of the Company's articles of association. In addition, all directors are subject to election by shareholders at the first annual general meeting after their initial appointment.

The biographical details for each of the directors are set out on pages 6 to 8 of the annual financial statements.

Interests in contracts

During the year ended 31 August 2006, none of the directors had a significant interest in any contract or arrangement entered into by the Company or its subsidiaries or associates, other than as disclosed in note 27 to the annual financial statements.

Company secretary

The appointment and removal of the company secretary is a matter for consideration by the board as a whole. The company secretary, Melvyn Jaye, advises the board on the appropriate procedures for the management of meetings and the implementation of governance procedures, and is further responsible for providing the board collectively, and each director individually, with guidance on the discharge of their responsibilities in terms of the legislation and regulatory requirements applicable to South Africa.

The board has unlimited access to the company secretary, who advises the board and its subcommittees on issues including compliance with Group policies and procedures, statutory regulations and King II.

Business model

The Group's business model consists of nine chains trading within Africa, the Abra chain trading in Poland and support services provided by 11 corporate service departments.

The board is of the opinion that the business model in place is balanced and sound and provides a solid platform for continued growth. The board is nevertheless aware of the changing dynamics of the industry and will modify Group strategy and models from time to time in accordance with changing circumstances.

Strategic business goals

The Group's corporate objectives and opportunities, set out on page 4, evidence its commitment to good corporate governance.

Board committees

While the board remains accountable and responsible for the performance and affairs of the Group, it delegates to board subcommittees certain functions to assist it to properly discharge its duties. Appropriate structures for those delegations are in place.

Each subcommittee acts within agreed written terms of reference. The chairman of each subcommittee reports at each scheduled meeting of the board and minutes of subcommittee meetings are provided to the board. The majority of the members of each subcommittee are independent, non-executive directors.

A diagrammatic outline of the entities to which delegations have been made, is set out below:

JD Group main board

Board committees	Management committees	Alliances	Employee benefit funds
Audit	EXCO	Blakes	
Remuneration	Internal risk management	Maravedi	
Nominations	Tradeco		
Risk management	Servco		
JDG Trading board	LDC*		
	Chains		
	Service departments		

** Leadership and Development Council*

Audit committee

The audit committee comprises three independent non-executive directors, namely Mervyn King (chairman), Len Konar and Martin Shaw. Jan Bezuidenhout, Ian Child, Johan Kok, Pieter Pienaar, Mark Richards, Mias Strauss, David Sussman, Ian Thompson, Leslie van Doesburgh, and Gerald Völkel attend meetings by invitation.

The audit committee met formally three times during the financial year to consider financial reporting issues and to advise the board on a range of matters, including, governance practices, internal control policies and procedures, and internal and external audit management.

The external auditors attend the audit committee meetings and have unrestricted informal access to the chairman of the audit committee. The audit committee has set the principles for recommending the use of the external auditors for non-audit services. The audit committee is satisfied that the independence of the external auditors is not compromised by the present scale of non-audit related fees paid to them.

Through the audit committee, the board regularly reviews processes and procedures to ensure the effectiveness of internal systems of control so that its decision making capability and the accuracy of its reporting is maintained at a high level at all times. The committee, furthermore, identifies and monitors the non-financial aspects relevant to the businesses of the Group and reviews appropriate non-financial information that goes beyond assessing the financial and quantitative performance factors.

Remuneration committee

The remuneration committee comprises four members, three of whom are independent non-executive directors, namely Ivan Levy (chairman), Mervyn King, Len Konar and Martin Shaw. David Sussman attends the meetings by invitation.

Its main responsibility is to review and approve the remuneration and employment terms of executive directors and senior Group executives. The remuneration committee met formally once during the financial year.

Nine executives are employed by Sustein Management. In terms of the management agreement between JD Group, JDG Trading and Sustein Management, a fee is paid by JDG Trading to Sustein Management for its services to the Group. These executives are therefore not remunerated directly by JD Group.

In determining the remuneration of the executives, the remuneration committee aims to provide the appropriate packages required to attract, retain and motivate the executives whilst giving due consideration to remuneration levels, both within and outside the Group. To meet these objectives, the committee from time to time takes advice from external remuneration specialists.

The Group's primary executive remuneration objective is to reward the executives so as to ensure that their interests are, as far as possible, commensurate and aligned with the interests of the shareholders.

Remuneration for the executives consists of an all inclusive total cost to company basic salary, a performance related bonus and share incentives. Full details of the remuneration of the individual directors and information on share options are set out on page 80 in the annual financial statements.

The basic salaries for the executives are reviewed annually. The committee compares current rates of pay to those observed in similar relevant companies within and outside the Group. This information is then adjusted to reflect both the Group's performance compared to similar companies and the individual's performance.

An annual performance bonus is awarded as an incentive to executives to achieve predetermined financial and other targets.

The Group operates a share incentive scheme for directors and senior executives. The committee grants rights which relate to the executives' contributions and responsibilities. Rights granted are subject to time limits. Rights are also granted to non-executive directors since this aligns the interests of these directors with the Group's shareholders.

The remuneration of the non-executive directors is set by the executive chairman after consultation with the Group's advisers.

The remuneration of the chairman is set by the committee while he is not in attendance.

Nominations committee

The nominations committee, comprises four non-executive directors, three of whom are independent. The members are Ivan Levy (chairman), Mervyn King, Len Konar and Martin Shaw.

The nominations committee supports and advises the board in ensuring that the board comprises individuals who are best able to discharge the responsibilities of directors, having regard to the law and the highest standards of governance, by:

- assessing the skills required on the board;
- from time to time assessing the extent to which the required skills are represented on the board;
- establishing processes for the review of the performance of individual directors and the board as a whole; and
- establishing processes for the identification of suitable candidates for appointment to the board.

Risk management committee

The risk management committee is a stand alone subcommittee of the board. This committee comprises Len Konar (chairman), Martin Shaw, Mias Strauss, Johan Kok, Gerald Völkel, Mark Richards, Ian Child, Henk Greeff, Rénier Krige, Pieter Pienaar and Ian Thompson. Meetings are held at least three times per annum.

The purpose of this committee is to address general business risks applicable to the chains and corporate service departments, credit risks, exchange rate exposure, insurable losses, interest rate and liquidity risks as well as legislative and external risks. The findings of this committee are reported to the audit committee.

A dedicated assets and liabilities management subcommittee, comprising Jan Bezuidenhout and Gerald Völkel, reports to this committee.

An internal risk management committee, comprising chain and corporate service department executives, also reports to this committee.

The board is confident that the fundamental processes are in place to ensure compliance with current and future risk management requirements.

Risks are identified and monitored through the planning process, the close involvement of the executive directors in the Group's operations and the periodic monitoring of key issues to ensure that the significant risks faced by the Group are evaluated in terms of impact and severity and appropriately managed.

Risk is not only viewed from a negative perspective. The review process also identifies areas of opportunity, such as where effective risk management can be turned to competitive advantage.

The risk management committee met formally three times during the period under review.

Attendance register

The attendance by directors at board meetings and subcommittee meetings during the financial year is provided below:

	Board	Audit	Remuneration	Risk
Total number of meetings	4	3	1	3
ID Sussman	4	3 #	1 #	N/A
HC Strauss	4	2 #†	N/A	2 †
JL Bezuidenhout	4	3 #	N/A	N/A
JHC Kok	4	3 #	N/A	3
G Völkel	4	3 #	N/A	3
ME King	4	3	1	N/A
D Konar	4	3	1	3
IS Levy	4	2 #	1	N/A
M Lock*	2 †	2 #	N/A	N/A
MJ Shaw	4	3	1	3

* = *Non-resident*

\# = *By invitation*

N/A = *Not applicable*

† = *Apologies*

JDG Trading board

JDG Trading is the wholly owned South African trading company of JD Group.

Composition of board

The board of JDG Trading consists of the five executive directors of JD Group and five senior executives, namely Fred Ginsberg, Henk Greeff, Vivian Horn, Mark Richards and Arie Neven. Meetings are chaired by either David Sussman or Mias Strauss.

The directors are individually mandated, empowered and held accountable for implementing the strategies and key policies determined by the JD Group board; managing and monitoring the business and affairs of the organisation in accordance with approved business plans and budgets; prioritising the allocation of capital and other resources and establishing best management and operating practices. Structured management succession planning, for purposes of identifying, developing and advancing of future leaders in the Group, is an important element in the managing process.

Purpose of the board

The purpose of the board is to serve as a governance mechanism through the process of semi-annual group performance reporting.

Frequency of meetings

Meetings are held on an *ad hoc* basis, as required.

Management committees

Specific responsibilities have been delegated to various management committees, all of which have defined charters in place.

Executive Committee ("EXCO")

Composition of committee

The committee comprises David Sussman (chairman), Mias Strauss, Jan Bezuidenhout, Johan Kok, Gerald Völkel, Mark Richards, Fred Ginsberg, Henk Greeff, Vivian Horn and Arie Neven.

Purpose of committee

The purpose of the committee is to translate Group board strategic direction into a Group strategic plan and to address other items considered crucial for business success; to oversee the strategic planning process in order to secure successful implementation; and to monitor Group performance in accordance with the Group strategic plan.

Agendas

The agendas include the monitoring of strategic business goals, performance review, risk review, succession planning, business intelligence, and establishing and monitoring group policies and procedures.

Frequency of meetings

Meetings are held on a monthly basis.

Internal risk management committee

Composition of committee

The internal risk management committee comprises Mark Richards (chairman), Mias Strauss, Johan Kok, Gerald Völkel, Henk Greeff, Vivian Horn, Ian Child, Johan Coetsee, Rénier Krige, Phillip Kruger, Pieter Pienaar and Ian Thompson.

Purpose of committee

The purpose of this committee is to identify and review the risks presented by the Group's local and offshore operations and corporate service departments from the Group's perspective and to rate them in terms of probability and impact. It reports to the Group risk management committee and to the JDG Trading board.

Frequency of meetings

This committee meets on a quarterly basis.

Tradeco

Composition of committee

The committee comprises Johan Kok (chairman), Mark Richards, Arie Neven, Fred Ginsberg, Henk Greeff, Vivian Horn, Melvyn Jaye, Rénier Krige, Phillip Kruger, Lindsay Mentor, Irene Pilavachi and Leslie van Doesburgh and the chain chief executives.

Purpose of committee

The purpose of the committee is to translate, plan and implement Group strategy as determined by EXCO applicable to the chains; to monitor and track progress thereon and to ensure compliance with policies as per predetermined and agreed performance areas.

Agendas

The agendas include deliberations on Group strategic business goals; operations business goals, business performance measurements; receivables and inventory management and performance; people development and satisfaction; performance of service departments and of suppliers in terms of service level agreements; research and development trends internally and externally; operations policies; and progress reviews on Group projects and other important initiatives which may impact on operations.

Frequency of meetings
Meetings are held on a monthly basis.

Servco

Composition of committee
The committee comprises Mias Strauss (chairman), Johan Kok, Gerald Völkel, Mark Richards, Vivian Horn, Henk Greeff, Ian Child, Clive Dicks, Melvyn Jaye, Rénier Krige, Phillip Kruger, Lindsay Mentor, Ivan Nefdt, Irene Pilavachi, Pieter Pienaar, Ian Thompson and Leslie van Doesburgh.

Purpose of committee
The purpose of the committee is to translate, plan and implement Group strategy as determined by EXCO applicable to service departments; and to monitor and track progress thereon as per predetermined and agreed performance milestones.

Agendas
The agendas include deliberations on Group strategic business goals; service department strategic business goals; Group projects as approved and registered at the Group projects administration office; people development and satisfaction; performance of service departments and of suppliers in terms of service level agreements; research and development trends internally and externally; progress on other important initiatives not necessarily registered as Group projects; and risk management.

Frequency of meetings
Meetings are held on a monthly basis.

Leadership and development council

This committee comprises Mias Strauss (chairman), Johan Kok, Mark Richards, Arie Neven, Henk Greeff, Richard Chauke and Rénier Krige. The committee's charter includes leadership and management development, succession management and expediting the achievement of employment equity targets.

Chain and corporate service department committees

The chain chief executives, namely Bill Chalmers, Toy de Klerk, Jannie Els, James Gibson, Grattan Kirk, Mike Roberts, Len Rundle, Matthew van der Walt and Wietske van der Westhuizen, and heads of the corporate service departments, namely Ian Child, Clive Dicks, Fred Ginsberg, Henk Greeff, Rénier Krige, Phillip Kruger, Lindsay Mentor, Ivan Nefdt, Irene Pilavachi, Pieter Pienaar, Ian Thompson and Leslie van Doesburgh, act as chairmen of either chain or corporate service department meetings held on a monthly basis. The executive management teams of the chains and corporate service departments, respectively, attend these meetings.

Marketing and merchandise meetings

Chain marketing and merchandise review meetings are chaired by the marketing executives. The entire executive teams attend these meetings together with David Sussman, Vivian Horn, Fred Ginsberg and Irene Pilavachi. Representatives of the chain advertising agencies also attend. The purpose of these meetings is to determine all advertising and marketing promotions for the next two to three months. These meetings are held on a monthly basis.

Credit meetings

Credit meetings are chaired by Mias Strauss. The chain CEs, operations executives and debtors' executives together with Phillip Kruger, Johan Kok and Arie Neven also attend. The purpose of these meetings is to review all aspects of the performance of the receivables' books and related matters. These meetings are held on a monthly basis.

Connection Group board and subcommittees

The Connection Group was acquired with effect from 1 December 2005. David Sussman and Mias Strauss were appointed to the board of the holding company, Connection Group Holdings Ltd. The two subcommittees of the board, namely the audit committee and remuneration committee, met twice and once, respectively since the acquisition by JD Group.

Abra board

The management board of Abra in Poland carries out the same functions as the JDG Trading board.

The supervisory board of Abra includes David Sussman (chairman), Mias Strauss, Jan Bezuidenhout, Mark Richards and Fred Ginsberg.

Employment benefit funds

Approximately 95% of Group employees are members of a retirement fund offered by the Group. The retirement funds are the Alexander Forbes Retirement Fund – (JDG Trading (Pty) Ltd) (Pension and Provident section) ("AFRF"); The JD Group Defined Benefit Pension Fund (Defined Benefit Pension Fund); the SA Commercial Catering and Allied Workers Union National Provident Fund ("SNPF"); various small funds in Botswana and Namibia and the Social Security Fund ("SFF") in Poland.

The AFRF is an umbrella fund, in which a number of employers participate, and has a professional externally appointed board of trustees in place. Management committees comprising four employer appointed and four employee elected members monitor and review the AFRF (JDG Trading section), monitor investments, and assist in the distribution of death benefits. The employer appointed management committee members who represent JDG Trading on the AFRF are Ivan Levy, Jan Bezuidenhout, Christine Grobler and Rénier Krige.

The SNPF is an umbrella fund in which a number of employees participate in terms of a collective bargaining arrangement with SACCAWU. The Old Mutual Employee Benefits Industry Funds Unit is the administrator of the SNPF.

The Defined Benefit Pension Fund employer trustees are Ivan Levy (chairman/employer trustee), Jan Bezuidenhout (principal officer/ employer trustee), Christine Grobler (employer trustee), Rénier Krige (employer trustee) and four member elected trustees.

Frequency of meetings
The AFRF and Defined Benefit Pension Fund hold annual formal management committee meetings and informal meetings as and when required.

Details of the Group's retirement funds and impact on the financial statements are set out in note 26 of the annual financial statements.

Employment equity and skills development
JD Group strives to create an environment in which all individuals and teams may develop their full potential for the benefit of themselves and the Group.

The directors acknowledge that the effective development of staff is key to the success of the Group. The human resource policies include a broad framework of corporate values and are driven by the need to ensure effective utilisation of and investment in human resources. Merit and competence are the key criteria for advancement in the Group. Acknowledging the diversity of cultures in the employee complement, the Group continually seeks to redress historical imbalances so that all employees can compete on equal terms. The Group applies policies that do not discriminate on grounds of race, age, disability, gender or religion and which provide good opportunities for previously disadvantaged sections of the community.

The Group recognises the rights of employees regarding freedom of expression and freedom of association and representation. The Group affirms that employees have the right to choose to participate in organised labour structures and collective bargaining. Where possible, employee participation in problem solving and decision making is encouraged.

Training and career development are important elements of JD Group's business philosophy and success. In a challenging environment strong leadership is required to guide a successful business. The Group puts a high priority on developing the next generation of business leaders and continues to explore new ways to foster a progressive workplace that attracts and inspires staff of the required calibre.

The Group actively pursues people development in order to influence, support and grow operational efficiency and performance. Training and development of all employees is a non-negotiable core principle of the Group.

The JDG Trading Learning Academy (JDLA), established at the previous Morkels head office in Hillfox, Roodepoort, has since inception in 2003, hosted almost 20 000 delegates. Although the JDLA is the primary venue for behavioural skills development, certain chains run their own regional training centres. Technical and retail specific skills development are catered for at business unit level.

Structured development programmes include Basic Management, Retail Management, Advanced Management, Retail Leadership and Executive Development Programmes. During the review period the Group conducted employee development interventions in compliance with the workplace skills plan as submitted to the Wholesale and Retail Sector, Education and Training Sector Authority (W&RSETA).

Stakeholders' communication
The board is aware of the importance of balanced and understandable communication

of the Group's activities to stakeholders and strives to clearly present any matters material to a proper appreciation of the Group's position. The interests and concerns of stakeholders are addressed by communicating information as it becomes known.

The directors foster a mutual understanding of objectives shared between the Group and its institutional shareholders by meeting with and making presentations to them on a regular basis. The board welcomes and encourages the attendance of private shareholders at the annual general meeting and other general meetings and gives them the opportunity to address questions. At last year's annual general meeting, all resolutions were passed by a poll. The level of proxies lodged on each resolution was announced at the meeting.

The Group adopts a proactive stance in timely dissemination of appropriate information to stakeholders through print and electronic news releases and the statutory publication of the Group's financial performance.

Financial control and reporting

The directors are responsible for ensuring that Group companies maintain adequate records, and for reporting on the financial position of the Group and the results of the activities with accuracy and reliability. Financial reporting procedures are applied in the Group at all levels to meet this responsibility. Financial and other information is constantly reviewed and remedial action taken, where necessary.

Improvements to the quality of reported information are continually effected by means of replacing or upgrading information systems.

The Group's annual financial statements are prepared in accordance with International Financial Reporting Standards as well as the consistent use of appropriate accounting policies, unless an accounting policy requires revision or adoption of new accounting standards, in which case proper disclosure will be made, supported by reasonable and prudent judgements and estimates, in order to properly disclose the Group's financial status.

Internal control and internal audit

The board has overall responsibility for ensuring that the Group maintains a system of internal financial control to provide it with reasonable, but not absolute, assurance regarding the reliability of the financial information used within the business and for publication, and to ensure that assets are safeguarded.

The key features of the internal control systems that operated throughout the year under review are described below:

Control environment

A documented organisational structure with clearly defined lines of responsibility and delegation of authority from the board to the chains and corporate service departments is in place. The board has established policies and procedures, including a levels of authority document, and a code of conduct to foster a strong ethical climate.

Financial monitoring systems

The Group operates a comprehensive annual planning and budgeting process. The annual budget is approved by the board. The financial reporting system compares results with plans, budgets and the previous year and is able to identify deviations on a daily and monthly basis. Reports include regular cash flow statements, income statements and balance sheets projected for 12 months ahead, which are used in determining future funding needs.

Main control procedures

The directors have adopted a schedule of matters which are required to be brought to it for decision, thus ensuring that it maintains full and effective control over appropriate strategic, financial, organisational and compliance issues. The board has identified a number of key areas which include treasury, legislative requirements, information technology, strategic business goals and other matters which are subject to regular reporting. Financial controls and procedures are in place, including procedures for seeking and obtaining approval for major transactions and organisational changes. Organisational controls involving the segregation of incompatible duties and controls relating to the security of assets are also covered.

The board regularly reviews the operations and effectiveness of internal financial control. The board considers that there have been no weaknesses which have led to any material losses or contingencies during this financial year.

Internal control

The directors accept responsibility for maintaining appropriate internal control systems to ensure that the Group's assets are safeguarded and managed, and losses arising from fraud or other illegal acts are minimised. Control systems are monitored and improved in accordance with generally accepted best practice.

Internal audit

Internal audit is an independent, objective assurance and consulting function designed to add value to and improve the Group's operations. It helps the Group accomplish its objectives by bringing a systematic, disciplined approach to evaluate and improve the effectiveness of risk management, control and compliance processes. It provides:

- assurance that the management processes are adequate to identify and monitor significant risks;
- confirmation of the adequacy and effective operation of the established internal control systems;
- credible processes for feedback on risk management and assurance; and
- objective confirmation that the board receives assurance from management that information is reliable.

The purpose, authority and responsibility of the internal audit activity are formally defined in an internal audit charter, which is approved by the board, and which is consistent with the Institute of Internal Auditors' definition of internal auditing.

The activities of the internal auditors are co-ordinated by the Group internal audit executive, with unrestricted access to the audit committee chairman and its members.

Internal audit co-ordinates with the external auditors to ensure proper coverage and to minimise duplication of effort. The external auditors also review reports issued by internal audit.

Audit plans for each business unit are tabled annually to take account of changing business needs. Follow up audits are conducted in areas where weaknesses are identified.

The internal audit plan, approved by the audit committee, is based on risk assessments, which are continually updated so as to identify not only existing and residual risks, but also emerging risks, as well as issues highlighted by the audit and risk management committee. Internal audits are conducted formally at each chain and corporate service department workplace on a regular basis.

Fraud and illegal acts

The Group does not engage in or accept or condone any illegal acts in the conduct of its business. The directors' policy is to actively pursue and prosecute the perpetrators of fraudulent or other illegal activities, should they become aware of any such acts.

Broad Based Black Economic Empowerment (BBBEE)

The Group actively participates in initiatives directed at the empowerment of previously disadvantaged groups in the South African community.

The Group is wholly committed to transformation goals and objectives and views transformation as an opportunity for further growth and development in line with BBBEE Act, supplementary Codes and the Employment Equity Act.

The Group focuses on entrenching empowerment on a sustainable platform in its businesses in order to ensure the effective participation of black people in ownership, control and skilled occupations and has introduced a transformation strategy that focuses on all seven elements of the generic scorecard.

The strategy adopted by the Group will give credence to the seven elements of the generic scorecard which will position us to becoming BBBEE compliant.

Insider trading

No employee may deal, directly or indirectly, in JD Group shares on the basis of unpublished price sensitive information regarding the business or affairs of the Group. No director or executive who participates in the JD Group share incentive scheme may trade in JD Group shares during closed periods as defined in the Listings Requirements of the JSE.

Going concern

The directors report that, after making enquiries, they have a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future. For this reason, the Group continues to adopt the going concern basis in preparing the annual financial statements.

Accountability review

Performance measures are reported in accordance with triple bottom line methodology in economic, environmental and social categories.

Economic impacts

Corporate objective

To be a desired investment by all investors as a result of above average performance and consistent growth.

The cornerstone of our business is to satisfy the consumer in the pursuit of consistent, acceptable profit growth. We create wealth for the benefit of all stakeholders. Our international expansion is intended to continue in Poland, where the Abra business is now one of the largest furniture retailers. Revenues are increasing and levels of customer satisfaction remain high. Employee numbers continue to grow.

JD companies spent R11,4 billion during the year on inventory purchases and services from suppliers. Our merchandise executives are focused on securing cost effective sourcing that guarantees consistent quality and service. Our first concern in supplier relationships is to meet legal and contractual obligations, acknowledging that for many suppliers, their greatest need is to be paid on time. Each chain and corporate service department agrees fair payment terms and strives to meet them.

JD Group places the highest priority on maintaining constructive relationships with governments at local and national levels and with regulatory agencies.

Chains and corporate service departments must comply with all laws and seek constructive engagements with public authorities where necessary. As part of the accountability process, each chain and corporate service department is required to report all incidences of prosecutions or fines, major ongoing disputes and any formal investigations.

Environmental impacts

Corporate objective

To manage the environmental impacts of our activities by complying with all relevant safety, health and environmental legislation and by enhancing awareness amongst our employees.

In relation to the environment, the Group aims at all times to comply with all relevant legal obligations and regulations concerning the environment and to adopt an all encompassing approach to environmental protection measures with the object of achieving continuous improvements.

The Group strives to keep waste materials to a minimum and to reduce, recycle and, where necessary, dispose of waste by the safest and most responsible means available to reduce environmental impact.

The Group's entire delivery fleet uses unleaded fuel to reduce the emission of carbon dioxide. Daily vehicle inspections are undertaken to ensure that fuel and oil leakages are kept to a minimum. Where deliveries are outsourced, our service providers have to comply with strict criteria in terms of minimising fuel and oil wastage. The need for minimising water and electricity consumption is actively encouraged at all workplaces.

The Group's internal audit department examines compliance with key features of existing environmental, health and safety legislation and reviews performance against agreed targets.

The Braamfontein Regeneration Project is a key factor in driving inner city growth and renewal in Johannesburg. JD Group whose corporate head office is situated in Braamfontein, together with other major corporates, has been an integral part of this process, as evidenced by its investment in purchasing JD House in 2000 and an adjacent building in 2005, refurbishments thereto and the building of a parkade. It is an active participant in the corporate precinct public environment upgrade, which will not only benefit some 800 corporate office employees, business partners, associates and visitors but also the community at large.

Social impacts

Refer to the social responsibility report appearing on pages 50 to 55.

		12 months **31 August 2006**	31 August* 2005	31 August 2004
Share performance				
Total shares in issue	000	**178 000**	175 500	172 000
Weighted average number of shares in issue	000	**176 271**	172 221	166 930
Headline earnings per share	cents	**823,5**	697,6	518,5
Cash equivalent dividends per share	cents	**412,0**	352,0	240,0
Dividend cover	times	**2,0**	2,0	2,0
Net asset value per share	cents	**3 160,5**	2 717,0	2 297,0
Profitability, liquidity and gearing				
Revenue	Rm	**11 939**	9 933	9 056
Operating profit	Rm	**2 024**	1 755	1 256
Profit before finance costs	Rm	**2 083**	1 809	1 280
Profit attributable to shareholders	Rm	**1 457**	1 202	784
Closing shareholders' equity	Rm	**5 626**	4 768	3 951
Average shareholders' equity	Rm	**5 197**	4 360	3 671
Net interest bearing debt	Rm	**(304)**	(457)	(19)
Average total assets less non-interest bearing debt	Rm	**7 028**	6 035	5 308
Total assets	Rm	**10 115**	8 440	7 739
Operating margin	%	**17,0**	17,7	13,9
Profit attributable to shareholders on revenue	%	**12,2**	12,1	8,7
Return on closing shareholders' equity	%	**25,9**	25,2	19,9
Return on average shareholders' equity	%	**28,0**	27,6	21,4
Return on assets managed	%	**29,6**	30,0	24,1
Interest cover	times	**21,9**	12,7	8,8
Gearing ratio	%	**(5,4)**	(9,6)	(0,5)
Current ratio	: 1	**3,4**	3,6	3,1
Shareholders' equity to total assets	%	**55,6**	56,5	51,1
Productivity				
Number of stores		**1 028**	963	952
Revenue per store	R 000	**11 614**	10 315	9 513
Number of employees		**18 361**	16 459	16 167
Revenue per employee	R 000	**650**	603	560
Stock exchange performance				
Closing share price	cents	**6 660**	7 400	4 550
Number of shares traded	000	**271 264**	167 697	137 612
Value of shares traded	Rm	**20 383**	10 634	5 552
Volume traded as % of issued shares	%	**152,4**	95,6	80,0
Market value per share				
– high	cents	**9 625**	7 800	4 690
– low	cents	**5 939**	4 659	2 950

All ratios have been calculated using amounts in R000s as opposed to Rm.

** The 2005 comparatives have been restated to reflect the changes required to comply with new or revised International Financial Reporting Standards ("IFRS"). Years prior to 2005 have not been restated to reflect the changes required to comply with IFRS.*

31 August 2003	31 August 2002	31 August 2001	14 months 31 August 2000	12 months 30 June 1999	30 June 1998	30 June 1997
166 830	112 730	112 609	111 651	110 350	108 245	106 525
133 196	112 070	111 484	110 322	108 935	106 265	104 336
340,5	226,5	353,2	301,8	243,0	185,7	137,7
110,0	56,0	94,0	78,0	65,0	62,0	51,0
3,1	3,8	2,6	3,9	3,7	3,0	2,7
2 033,0	1 715,1	1 695,9	1 531,5	1 305,0	1 085,0	917,2
5 966	4 083	3 788	3 928	3 016	2 896	2 726
747	467	657	565	407	387	323
762	478	665	572	407	387	323
449	241	275	335	265	199	147
3 392	1 933	1 910	1 710	1 439	1 174	977
2 663	1 922	1 810	1 575	1 307	1 076	906
894	1 048	802	709	457	412	393
4 224	3 557	3 241	2 509	2 058	1 796	1 642
7 185	4 243	4 529	3 499	2 719	2 485	2 225
12,5	11,4	17,3	14,4	13,5	13,4	11,9
7,5	5,9	7,3	8,5	8,8	6,9	5,4
13,2	12,5	14,4	19,6	18,4	17,0	15,0
16,9	12,5	15,2	21,3	20,3	18,5	16,2
18,1	13,4	20,5	22,8	19,8	21,6	19,7
4,9	2,7	6,6	6,5	5,5	6,1	3,9
26,3	54,2	42,0	41,5	31,7	35,1	40,2
2,6	4,0	4,1	4,8	5,0	4,2	3,8
47,2	45,6	42,2	48,9	53,0	47,3	43,9
978	695	684	671	678	628	558
6 100	5 875	5 538	5 855	4 449	4 612	4 886
15 738	10 064	9 984	9 704	9 613	9 732	9 808
379	406	379	405	314	298	278
3 161	1 675	4 050	4 860	3 690	3 990	2 800
73 828	56 740	53 420	69 142	41 561	31 172	18 251
1 716	1 466	2 107	3 021	1 349	1 202	454
44,3	50,3	47,4	61,9	37,7	28,8	17,1
3 180	4 060	4 905	5 500	4 400	5 480	3 025
1 440	1 300	2 990	3 100	1 650	2 800	2 050

Rm	12 months 31 August 2006	31 August* 2005	31 August 2004
Income statements			
Revenue	**11 939**	9 933	9 056
Cost of sales	**5 811**	4 571	4 148
Operating profit	**2 024**	1 755	1 256
Investment income (including equity accounted profits)	**59**	54	24
Profit before finance costs	**2 083**	1 809	1 280
Finance costs – net	**95**	142	145
Profit before exceptional item	**1 988**	1 667	1 135
Exceptional item: loss on discontinuance	**—**	—	—
Profit before taxation	**1 988**	1 667	1 135
Taxation	**531**	465	351
Profit after taxation	**1 457**	1 202	784
Attributable to outside shareholders	**—**	—	—
Profit attributable to shareholders	**1 457**	1 202	784
Balance sheets			
Assets			
Non-current assets	**1 380**	662	645
Property, plant and equipment	**491**	287	210
Goodwill	**347**	—	—
Intangible assets	**332**	145	165
Investments and loans	**124**	110	110
Interest in associate company	**19**	16	—
Interest in joint venture	**10**	—	—
Deferred taxation	**57**	104	160
Current assets	**8 735**	7 778	7 094
Inventories	**1 066**	867	784
Trade and other receivables	**6 046**	5 259	4 871
Financial assets	**5**	1	34
Taxation	**1**	67	77
Bank balances and cash	**1 617**	1 584	1 328
Total assets	**10 115**	8 440	7 739
Equity and liabilities			
Equity and reserves			
Share capital and premium	**2 057**	1 995	1 903
Treasury shares	**(18)**	(15)	(88)
Non-distributable and other reserves	**193**	150	137
Retained earnings	**3 072**	2 346	1 746
Shareholders for dividend	**322**	292	253
Shareholders' equity	**5 626**	4 768	3 951
Outside shareholders' interest	**—**	—	—
Non-current liabilities	**1 937**	1 539	1 537
Interest bearing long term liabilities	**1 151**	810	947
Non-interest bearing long term liability	**65**	66	75
Deferred taxation	**721**	663	515
Current liabilities	**2 552**	2 133	2 251
Trade, other payables and provisions	**2 073**	1 768	1 794
Interest bearing liabilities	**162**	317	362
Financial liabilities	**—**	—	8
Taxation	**317**	48	87
Bank overdrafts	**—**	—	—
Total equity and liabilities	**10 115**	8 440	7 739

** The 2005 comparatives have been restated to reflect the changes required to comply with new or revised International Financial Reporting Standards ("IFRS"). Years prior to 2005 have not been restated to reflect the changes required to comply with IFRS.*

31 August 2003	31 August 2002	31 August 2001	14 months 31 August 2000	12 months 30 June 1999	30 June 1998	30 June 1997
5 966	4 083	3 788	3 928	3 016	2 896	2 726
2 613	1 657	1 530	1 541	1 198	1 170	1 170
747	467	657	565	407	387	323
15	11	8	7	—	—	—
762	478	665	572	407	387	323
154	179	101	88	74	63	83
608	299	564	484	333	324	240
—	—	167	—	—	—	—
608	299	397	484	333	324	240
160	60	123	149	68	125	93
448	239	274	335	265	199	147
1	2	1	—	—	—	—
449	241	275	335	265	199	147
1 026	345	259	211	105	96	120
210	144	127	109	104	96	98
42	54	6	—	—	—	22
315	—	—	—	—	—	—
146	110	110	102	1	—	—
—	—	—	—	—	—	—
—	—	—	—	—	—	—
313	37	16	—	—	—	—
6 159	3 898	4 270	3 288	2 614	2 389	2 105
739	427	359	354	341	309	310
4 860	3 231	3 255	2 884	2 242	2 035	1 761
36	13	—	—	—	—	—
80	5	1	9	1	10	—
444	222	655	41	30	35	34
7 185	4 243	4 529	3 499	2 719	2 485	2 225
1 778	782	781	762	727	666	608
(39)	(22)	(22)	(22)	(2)	(3)	(4)
127	24	4	—	—	—	—
1 415	1 124	1 105	935	686	483	351
111	25	42	35	28	28	22
3 392	1 933	1 910	1 710	1 439	1 174	977
—	21	(1)	—	—	—	—
1 412	1 310	1 577	1 106	760	736	692
831	1 049	1 261	750	485	443	420
—	—	—	—	—	—	—
581	261	316	356	275	293	272
2 381	979	1 043	683	520	575	556
1 801	745	722	679	470	508	498
506	219	192	—	2	4	7
9	11	—	—	—	—	—
64	2	125	4	48	63	51
1	2	4	—	—	—	—
7 185	4 243	4 529	3 499	2 719	2 485	2 225

Responsibility for the annual financial statements
The directors are responsible for the preparation, integrity and objectivity of annual financial statements that fairly present the state of affairs of the Group and the Company at the end of the financial year, the income and cash flow for that period and other information contained in this annual report.

To enable the directors to meet these responsibilities:

- the board and management set standards and management implements systems of internal control, accounting and information systems aimed at providing reasonable assurance that assets are safeguarded and the risks of error, fraud or loss are reduced in a cost effective manner. These controls, contained in established policies and procedures, include the proper delegation of responsibilities and authorities within a clearly defined framework, effective accounting procedures and adequate segregation of duties;

- the Group's internal audit function, which operates independently and unhindered and has unrestricted access to the audit committee, appraises, evaluates and, when necessary, recommends improvements in the systems of internal control and accounting practices, based on audit plans which take cognisance of the relative degrees of risk of each function or aspect of the business; and

- the audit committee, together with the independent external and internal auditors, plays an integral role in assessing matters relating to financial internal control, accounting policies, reporting and disclosure.

To the best of our knowledge and belief, based on the above, the directors are satisfied that no material breakdown in the operation of the systems of internal control and procedures has occurred during the year under review.

The Group consistently adopts appropriate and recognised accounting policies.

The annual financial statements have been prepared in accordance with the provisions of the South African Companies Act and comply with International Financial Reporting Standards.

The directors are of the opinion that the business will be a going concern for the forseeable future, and accordingly, the annual financial statements are prepared on a going concern basis.

It is the responsibility of the independent auditors to express an opinion on the annual financial statements. Their report to the members of the Company is set out on page 77.

Approval of the annual financial statements
The directors' report and the annual financial statements, which appear on pages 78 to 141, were approved by the board of directors on 2 November 2006 and are signed by

ID Sussman
Executive chairman

G Völkel
Financial director

REPORT OF THE INDEPENDENT AUDITORS

To the members of JD Group Limited
We have audited the annual financial statements and Group annual financial statements of JD Group Limited set out on pages 78 to 141 for the year ended 31 August 2006. These financial statements are the responsibility of the Company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements and the Group financial statements fairly present, in all material respects, the financial position of the Company and of the Group at 31 August 2006 and the results of their operations and the cash flows for the year then ended in accordance with International Financial Reporting Standards, and in the manner required by the Companies Act in South Africa.

Deloitte & Touche

Deloitte & Touche
Registered auditors

Per X Botha
Partner
2 November 2006

221 Waterkloof Road
Waterkloof
Pretoria
0181

National Executive: GG Gelink Chief Executive AE Swiegers Chief Operating Officer GM Pinnock Audit DL Kennedy Tax L Geeringh Consulting MG Crisp Financial Advisory L Bam Strategy CR Beukman Finance TJ Brown Clients & Markets SJC Sibisi Public Sector and Corporate Social Responsibility NT Mtoba Chairman of the Board J Rhynes Deputy Chairman of the Board.

A full list of partners and directors is available on request.

CERTIFICATE BY COMPANY SECRETARY

In terms of Section 268G(d) of the *Companies Act*, 61 of 1973, as amended, I certify that, to the best of my knowledge and belief, the Company has lodged with the Registrar of Companies for the financial year ended 31 August 2006 all such returns as are required of a public company in terms of the Companies Act and that all such returns are true, correct and up to date.

MI Jaye CA(SA)
Company secretary

2 November 2006

Your directors have pleasure in submitting their report on the affairs of the Company and the Group for the year ended 31 August 2006.

Nature of business

The Group carries on the business of furniture and appliance retail as well as the provision of financial services. The Group operates through nine chains in southern Africa and one in Poland.

Acquisition of Connection Group Holdings Limited ("CG")

In terms of a scheme of arrangement under section 311 of the Companies Act, proposed by the Company between CG and its shareholders, CG became a wholly owned subsidiary of the Company with effect from 1 December 2005.

The results of CG are therefore included in the results of the Group for the nine month period ended 31 August 2006. If the results of CG had been included for the full year, then revenue would have been R1,33 billion, as opposed to R1,04 billion, and operating profit would have been R78,4 million instead of R83,0 million.

Results of operations

The Group's income statement and segmental analysis sets out the results of operations.

Corporate governance

During the year under review, other than for the recommendation that the Chairman be an independent non-executive director, the directors have complied with all aspects of the Code of Corporate Practices and Conduct recommended by the 2002 King Report on Corporate Governance for South Africa ("the Code") which are applicable to the Group's activities.

The Group is totally committed to the principles of transparency, integrity and accountability as set out in the Code and the directors are fully cognisant of the need to conduct the Group's business in accordance with generally accepted corporate practices, having due regard for the rights of their employees, suppliers, lenders, customers, the environment and society at large.

The Group has documented, implemented and tested a disaster recovery plan and this will be maintained into the future.

Independent auditors

The independent auditors, Deloitte & Touche, have been re-appointed during the year. All non-audit services provided by Deloitte & Touche are tabled and approved by the audit committee. The non-audit services in the current year are primarily related to taxation consulting services.

Share capital and share premium

Details of the authorised and issued share capital, the share premium and the movements during the year are provided in note 17 on page 117 of the annual financial statements.

Share incentive trusts

26 700 000 (2005: 26 325 000) unissued ordinary shares of 5 cents each have been placed under the control of the directors of the Company with the power to allot and issue them in accordance with the terms of The JD Group Employee Share Incentive Scheme. Refer note 17 on page 117.

Subsidiary companies

Details of the Company's subsidiaries are set out on page 140. The Company's interest in the profits and losses after taxation of subsidiaries is as follows:

	2006 Rm	Restated 2005 Rm
Profits	1 379	1 128
Losses	74	73

Distribution to shareholders

A final dividend of 182 cents (2005: 167 cents) per share and an interim dividend of 230 cents (2005: 185 cents) per share were declared to shareholders.

Management of business by a company

The Company is managed in terms of an agreement with Sustein Management (Pty) Ltd, a company owned and controlled directly and indirectly by the executive directors of the Company and four directors of JDG Trading (Pty) Ltd.

Directors and secretary

The names of the directors and secretary of the company in office at the date hereof are set out on page 146.

In terms of the articles of association Messrs M E King, D Konar and I D Sussman retire at the forthcoming annual general meeting and, being eligible, offer themselves for re-election.

The aggregate beneficial interest of directors in the issued share capital and options of the Company is as follows:

	Number of shares and options	
	2006	2005
Direct	3 155 000	3 896 000
Indirect	284 856	324 856
Total	3 439 856	4 220 856

There are no non-beneficial interests.

No director has directly or indirectly more than 1% interest in the share capital. No change in the Directors' interests occurred between the end of the financial year and the date of this report.

A detailed breakdown of each individual director's direct and indirect holding in the Company is provided on page 86.

Significant shareholders

Details of significant shareholders are included on page 142.

Special resolution passed by JD Group Ltd

During the period under review, the authority for JD Group to purchase its own shares, subject to the relevant provisions of the Companies Act and the Listings Requirements of the JSE Ltd, was renewed for a maximum period of a further 15 months by a special resolution approved by shareholders of the Company on 8 February 2006 and registered on 20 February 2006.

Subsequent events

No material events occurred between the financial year end and the date of this report.

DIRECTORS' REMUNERATION

This report on remuneration and related matters covers issues which are the concern of the board as a whole in addition to those which are dealt with by the remuneration committee.

Remuneration policy

The remuneration committee has a clearly defined mandate from the board aimed at:

- ensuring that the Group's chairman, directors and senior executives are fairly rewarded for their individual contributions to the Group's overall performance; and
- ensuring that the Group's remuneration strategies and packages, including the remuneration schemes, are related to performance, are suitably competitive and give due regard to the interests of the shareholders and the financial and commercial health of the Group.

Directors' service contracts

All executive directors' normal service contracts are subject to 12 calendar months' notice. Non-executive directors are not bound by service contracts.

	Basic salary R	Fees for services R	Allowances* R
2006			
Executive directors			
ID Sussman	2 428 051		287 640
HC Strauss	1 976 509		256 700
JL Bezuidenhout	1 187 304		200 456
JHC Kok	1 170 543		170 456
G Völkel	1 229 939		170 456
	7 992 346		1 085 708
Non-executive directors			
ME King		225 000	
D Konar		225 000	
IS Levy		225 000	
M Lock		80 000	
MJ Shaw		160 000	
		915 000	
2005			
Executive directors			
ID Sussman	2 277 242		281 760
HC Strauss	1 838 936		251 520
JL Bezuidenhout	1 100 057		196 560
JHC Kok	1 077 990		166 560
G Völkel	1 140 690		166 560
	7 434 915		1 062 960
Non-executive directors			
ME King		217 500	
D Konar		217 500	
IS Levy		217 500	
M Lock		77 500	
MJ Shaw		155 000	
		885 000	

** Travel, entertainment and subsistence allowances*

Retirement contributions R	Medical contributions R	Cash package R	Bonuses R	Sub-total R	Share scheme gains R	Total R
577 794	24 186	3 317 671	4 720 800	8 038 471	—	8 038 471
367 475	37 658	2 638 342	3 147 200	5 785 542	23 741 000	29 526 542
147 196	46 966	1 581 922	1 652 280	3 234 202	4 006 275	7 240 477
243 570	24 186	1 608 755	1 652 280	3 261 035	6 220 525	9 481 560
191 591	16 784	1 608 770	1 652 280	3 261 050	7 431 900	10 692 950
1 527 626	149 780	10 755 460	12 824 840	23 580 300	41 399 700	64 980 000
		225 000		225 000	—	225 000
		225 000		225 000	—	225 000
		225 000		225 000	—	225 000
		80 000		80 000	—	80 000
		160 000		160 000	—	160 000
		915 000		915 000	—	915 000
536 761	31 320	3 127 083	3 754 200	6 881 283	39 324 514	46 205 797
340 764	56 280	2 487 500	2 502 800	4 990 300	20 662 000	25 652 300
142 445	54 688	1 493 750	1 313 970	2 807 720	23 276 025	26 083 745
233 370	30 412	1 508 332	1 313 970	2 822 302	20 048 125	22 870 427
177 514	23 568	1 508 332	1 313 970	2 822 302	16 446 380	19 268 682
1 430 854	196 268	10 124 997	10 198 910	20 323 907	119 757 044	140 080 951
		217 500		217 500	3 480 000	3 697 500
		217 500		217 500	4 833 500	5 051 000
		217 500		217 500	3 780 000	3 997 500
		77 500		77 500	3 150 000	3 227 500
		155 000		155 000	5 638 000	5 793 000
		885 000		885 000	20 881 500	21 766 500

Directors' share options

The following share options and rights in shares in the Company were outstanding in favour of directors of the Company under the Company's share option schemes at the year end and 2 November 2006, the date on which the financial results were published.

	Offer date	Options held at year end	Exercise price R
2006			
Executive directors			
ID Sussman	25/05/2000	250 000	29.84
	20/02/2003	375 000	16.19
	19/05/2004	500 000	35.10
	24/05/2005	60 000	56.25
		1 185 000	
HC Strauss	20/02/2003	150 000	16.19
	19/05/2004	300 000	35.10
	24/05/2005	50 000	56.25
		500 000	
JL Bezuidenhout	20/02/2003	105 000	16.19
	19/05/2004	200 000	35.10
	24/05/2005	35 000	56.25
		340 000	
JHC Kok	20/02/2003	105 000	16.19
	19/05/2004	150 000	35.10
	24/05/2005	35 000	56.25
		290 000	
G Völkel	20/02/2003	105 000	16.19
	19/05/2004	200 000	35.10
	24/05/2005	35 000	56.25
		340 000	

Options exercised during year	Date exercised	Exercise price R	Exercise cost R	Sale/market price R	Sale/market value R	Gain R
—			—		—	—
200 000	21/02/2006	29.84	5 968 000	91.80	18 360 000	12 392 000
150 000	21/02/2006	16.19	2 428 500	91.85	13 777 500	11 349 000
350 000			**8 396 500**		**32 137 500**	**23 741 000**
52 500	20/02/2006	16.19	849 975	92.50	4 856 250	4 006 275
52 500			**849 975**		**4 856 250**	**4 006 275**
52 500	20/02/2006	16.19	849 975	92.00	4 830 000	3 980 025
50 000	26/05/2006	35.10	1 755 000	79.91	3 995 500	2 240 500
102 500			**2 604 975**		**8 825 500**	**6 220 525**
87 500	15/11/2005	29.84	2 611 000	68.99	6 036 625	3 425 625
52 500	21/02/2006	16.19	849 975	92.50	4 856 250	4 006 275
140 000			**3 460 975**		**10 892 875**	**7 431 900**

	Offer date	Options held at year end	Exercise price R
2006 continued			
Non-executive directors			
ME King	02/05/2001	100 000	27.20
	24/05/2005	20 000	56.25
		120 000	
D Konar	02/05/2001	50 000	27.20
	24/05/2005	20 000	56.25
		70 000	
IS Levy	02/05/2001	100 000	27.20
	24/05/2005	20 000	56.25
		120 000	
M Lock	02/05/2001	100 000	27.20
	24/05/2005	20 000	56.25
		120 000	
MJ Shaw	30/07/2001	50 000	29.62
	24/05/2005	20 000	56.25
		70 000	

Share options may be exercised in lots of 25% after 2 years from the offer date and 25% every year thereafter.

	Offer date	Options held at year end	Exercise price R
2005			
Executive directors			
ID Sussman	25/05/2000	250 000	29.84
	20/02/2003	375 000	16.19
	19/05/2004	500 000	35.10
	24/05/2005	60 000	56.25
		1 185 000	
HC Strauss	25/05/2000	200 000	29.84
	20/02/2003	300 000	16.19
	19/05/2004	300 000	35.10
	24/05/2005	50 000	56.25
		850 000	
JL Bezuidenhout	20/02/2003	157 500	16.19
	19/05/2004	200 000	35.10
	24/05/2005	35 000	56.25
		392 500	
JHC Kok	20/02/2003	157 500	16.19
	19/05/2004	200 000	35.10
	24/05/2005	35 000	56.25
		392 500	

Options exercised during year	Date exercised	Exercise price R	Exercise cost R	Sale/market price R	Sale/market value R	Gain R
—			—		—	—
—			—		—	—
—			—		—	—
—			—		—	—
—			—		—	—
83 852	25/02/2005	18.79	1 575 579	63.90	5 358 143	3 782 564
750 000	25/02/2005	29.84	22 380 000	63.80	47 850 000	25 470 000
125 000	25/02/2005	16.19	2 023 750	63.91	7 988 750	5 965 000
137 956	28/02/2005	34.18	4 715 336	63.95	8 822 286	4 106 950
1 096 808			**30 694 665**		**70 019 179**	**39 324 514**
180 423	13/12/2004	29.84	5 383 822	65.00	11 727 495	6 343 673
319 577	14/12/2004	29.84	9 536 178	65.00	20 772 505	11 236 327
100 000	15/12/2004	34.18	3 418 000	65.00	6 500 000	3 082 000
600 000			**18 338 000**		**39 000 000**	**20 662 000**
190 000	30/11/2004	29.84	5 669 600	65.00	12 350 000	6 680 400
185 000	02/12/2004	29.84	5 520 400	65.00	12 025 000	6 504 600
125 000	22/06/2005	29.84	3 730 000	65.16	8 145 000	4 415 000
52 500	22/06/2005	16.19	849 975	65.20	3 423 000	2 573 025
100 000	01/07/2005	34.18	3 418 000	65.21	6 521 000	3 103 000
652 500			**19 187 975**		**42 464 000**	**23 276 025**
150 000	02/12/2004	29.84	4 476 000	65.00	9 750 000	5 274 000
112 500	28/02/2005	29.84	3 357 000	64.50	7 256 250	3 899 250
100 000	28/02/2005	34.18	3 418 000	64.50	6 450 000	3 032 000
8 000	26/08/2005	14.03	112 240	75.20	601 600	489 360
8 000	26/08/2005	29.07	232 560	75.25	602 000	369 440
87 500	29 – 31/08/2005	29.84	2 611 000	74.96	6 559 000	3 948 000
52 500	31/08/2005	16.19	849 975	74.02	3 886 050	3 036 075
518 500			**15 056 775**		**35 104 900**	**20 048 125**

	Offer date	Options held at year end	Exercise price R
2005 continued			
Executive directors continued			
G Völkel	25/05/2000	87 500	29,84
	20/02/2003	157 500	16,19
	19/05/2004	200 000	35,10
	24/05/2005	35 000	56,25
		480 000	
Non-executive directors			
ME King	02/05/2001	100 000	27,20
	24/05/2005	20 000	56,25
		120 000	
D Konar	02/05/2001	50 000	27,20
	24/05/2005	20 000	56,25
		70 000	
IS Levy	02/05/2001	100 000	27,20
	24/05/2005	20 000	56,25
		120 000	
M Lock	02/05/2001	100 000	27,20
	24/05/2005	20 000	56,25
		120 000	
MJ Shaw	30/07/2001	50 000	29,62
	24/05/2005	20 000	56,25
		70 000	

Share options may be exercised in lots of 25% after 2 years from the offer date and 25% every year thereafter.

Directors' direct and indirect interest in shares of the Company

at the year end and 2 November 2006, the date on which the financial results were published.

	2006	2005
ID Sussman	**250 000**	250 000
HC Strauss	—	—
JL Bezuidenhout	—	50 000
G Völkel	—	70 000
ME King	**2 428**	2 428
D Konar	**30 000**	46 000
IS Levy	**2 428**	2 428
	284 856	420 856

Options exercised during year	Date exercised	Exercise price R	Exercise cost R	Sale/market price R	Sale/market value R	Gain R
30 000	25/11/2004	27,63	828 900	61,62	1 848 600	1 019 700
24 000	25/11/2004	14,03	336 720	61,50	1 476 000	1 139 280
20 000	13/12/2004	29,07	581 400	65,00	1 300 000	718 600
175 000	24-25/02/2005	29,84	5 222 000	63,95	11 191 250	5 969 250
87 500	28/02/2005	29,84	2 611 000	64,50	5 643 750	3 032 750
70 000	28/02/2005	34,18	2 392 600	64,50	4 515 000	2 122 400
52 500	25/05/2005	16,19	849 957	62,75	3 294 375	2 444 400
459 000			**12 822 595**		**29 268 975**	**16 446 380**
100 000	21/01/2005	27,20	2 720 000	62,00	6 200 000	3 480 000
100 000			**2 720 000**		**6 200 000**	**3 480 000**
100 000	24/11/2004	27,20	2 720 000	58,70	5 870 000	3 150 000
50 000	30-31/05/2005	27,20	1 360 000	60,87	3 043 500	1 683 500
150 000			**4 080 000**		**8 913 500**	**4 833 500**
100 000	26/01/2005	27,20	2 720 000	65,00	6 500 000	3 780 000
100 000			**2 720 000**		**6 500 000**	**3 780 000**
100 000	24/11/2004	27,20	2 720 000	58,70	5 870 000	3 150 000
100 000			**2 720 000**		**5 870 000**	**3 150 000**
100 000	09-11/02/2005	29,62	2 962 000	63,51	6 351 000	3 389 000
50 000	19/08/2005	29,62	1 481 000	74,60	3 730 000	2 249 000
150 000			**4 443 000**		**10 081 000**	**5 638 000**

Revenue
Revenue comprises net invoiced value of merchandise sold excluding value added tax, net finance charges earned and income generated from financial and other services.

Cost of sales
Cost of sales comprises costs of purchase and other costs incurred in bringing inventories to their present location and condition, net of volume and settlement discounts.

Operating margin
Operating profit divided by revenue.

Interest cover
Operating profit and investment income divided by net finance costs.

Earnings per share
Profit attributable to shareholders divided by the weighted average number of shares in issue, excluding treasury shares.

Headline earnings per share
Profit attributable to shareholders adjusted for exceptional losses on discontinuance, surpluses or losses on disposal of property, plant and equipment and goodwill amortised, divided by the weighted average number of shares in issue, excluding treasury shares.

Diluted earnings and headline earnings per share
As for earnings and headline earnings per share after including the dilutive impact of share options in respect of unissued shares granted to employees in the weighted average number of shares in issue.

Dividend cover
Earnings per share divided by cash equivalent dividends per share.

Return on closing shareholders' equity
Profit attributable to shareholders divided by shareholders' equity at year end.

Return on average shareholders' equity
Profit attributable to shareholders divided by average shareholders' equity.

Return on assets managed
Operating profit and investment income divided by average total assets (excluding deferred taxation) less average non-interest bearing debt.

Net asset value per share
Shareholders' equity divided by the total number of shares in issue, including treasury shares.

Gearing ratio
Interest bearing debt less cash resources divided by shareholders' equity.

Current ratio
Current assets divided by current liabilities.

JD Group Limited is a South African registered company. The consolidated annual financial statements of JD Group Limited for the year ended 31 August 2006 comprises JD Group Limited and its subsidiaries (together referred to as the "JD Group") and the Group's interest in associate companies and joint ventures.

Statement of compliance

The consolidated annual financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"), the interpretations adopted by the International Accounting Standards Board ("IASB"), the International Financial Reporting Interpretations Committee ("IFRIC") of the IASB and the requirements of the South African Companies Act.

Adoption of IFRS

The Group previously reported its financial information in accordance with IFRS and is therefore not a first time adopter of IFRS. The Group has adopted all applicable new IFRS statements and interpretations issued or revised and effective up to the annual reporting date of 31 August 2006.

An explanation of how the adoption of new or revised IFRS has affected the reported financial position and performance of the Group is provided in note 1 of the annual financial statements.

Basis of preparation

The annual financial statements are presented in South African rand on the historical cost basis, except for financial assets and liabilities which are stated at fair value or amortised cost as appropriate. South African rand is the currency in which the majority of the Group's transactions are denominated. Unless otherwise stated, all amounts in the annual financial statements are shown rounded off to the nearest R million.

Consistent with prior financial reporting periods, the trading cycle ends on the 15th of each following month. These financial statements are therefore for the year ended 15 September 2006.

The preparation of financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that may affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision only affects that period, or in the period of the revision and future periods if the revision affects both current and future periods.

The accounting policies have been applied consistently by all Group entities.

Basis of consolidation

Subsidiaries

Subsidiaries are entities controlled by the Company (including special purpose entities). Control exists when the Company has the power to, directly or indirectly, govern the financial and operating policies of an entity so as to obtain benefits from its activities.

On acquisition, the assets, liabilities and contingent liabilities of the subsidiary are measured at fair value at the acquisition date. Any excess of the cost of acquisition over the fair values of the identifiable net assets acquired is recognised as goodwill. Any deficiency of the cost of acquisition below the fair values of the identifiable net assets acquired (i.e. discount on acquisition) is credited to profit and loss in the period of acquisition. The interest of minority shareholders is stated at the minority's proportion of the fair values of assets and liabilities recognised. Subsequently, any losses applicable to the minority interest in excess of the minority interest are allocated against the interests of the parent, unless the minority has a binding obligation to fund the losses and is able to make an additional investment to cover their losses.

The results of subsidiaries are included from the effective dates of acquisition and up to the effective dates of disposal. All material intergroup transactions and balances between Group companies are eliminated on consolidation.

Associate companies

An associate is an enterprise over which the Group is in a position to exercise significant influence, through participation in the financial and operating policy decisions of the investee, but which it does not control.

The results of associates are incorporated in these financial statements using the equity method of accounting based on their most recent financial statements. If the most recent available financial statements are for an accounting period which ended more than six months prior to the Group's year end, the most recent available management accounting results have been brought into account. The carrying value of such interests is reduced to recognise any decline, other than a temporary decline, in the value of individual investments.

Where a Group enterprise transacts with an associate of the Group, unrealised profits and losses are eliminated to the extent of the Group's interest in the relevant associate company, except where unrealised losses provide evidence of an impairment of the asset transferred.

Any difference between the cost of acquisition and the Group's share of the net identifiable assets, liabilities and contingent liabilities, fairly valued, is recognised and treated according to the Group's accounting policy for goodwill and included in the carrying value of the investment.

Joint venture companies

A joint venture is defined as a contractual arrangement whereby two or more entities undertake an economic activity, which is subject to joint control. Joint control implies that neither of the contracting parties is in a position to unilaterally control the assets of the venture. Joint venture companies are accounted for using the equity method of accounting based on their most recent financial statements as described in the policy above relating to interest in associate companies.

Goodwill and intangible assets

Goodwill

All business combinations are accounted for by applying the purchase method. In respect of business acquisitions that have occurred since 31 March 2004, goodwill arising on consolidation represents the excess of the cost of acquisition over the Group's interest in the fair value of the net identifiable assets and liabilities of a subsidiary, associate or jointly controlled entity at the date of acquisition.

Goodwill is stated at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill is allocated to each of the Group's cash generating units expected to benefit from the synergies of the combination. Cash generating units to which goodwill has been allocated are tested for impairment annually or sooner if an impairment indicator exists. An impairment loss recognised for goodwill is not reversed in a subsequent period.

On disposal of a subsidiary, associate or joint venture company, the attributable amount of goodwill is included in the determination of profit or loss on disposal.

Where the Group's interest in the fair value of the net assets and liabilities acquired exceeds the cost of acquisition, the amount is directly recognised in profit or loss.

Research and development

Research costs are recognised as an expense in the period in which they are incurred.

Expenditure on development activities is charged to income in the year in which it is incurred except where a clearly defined project is undertaken and it is reasonably anticipated that development costs will be recovered through future commercial activity. Such development costs are capitalised as an intangible asset and amortised on a straight line basis over the life of the project from the date of commencement of commercial operation.

Other intangible assets
Other intangible assets that are acquired by the Group are stated at cost less accumulated amortisation and impairment losses. If an intangible asset is acquired in a business combination, the cost of that intangible asset is measured at its fair value at the acquisition date.

Expenditure on internally generated goodwill and brands is recognised in the income statement as an expense as incurred.

Subsequent expenditure
Subsequent expenditure on capitalised intangible assets is capitalised only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure is expensed as incurred.

Amortisation
Amortisation of intangible assets is recognised in the income statement on a straight line basis over the assets' estimated useful lives unless such lives are indefinite. Goodwill, intangible assets with an indefinite useful life and intangible assets not yet available for use are not amortised but are tested for impairment annually and whenever there is an indication that the asset may be impaired. Other intangible assets are amortised from the date they are available for use.

The amortisation methods, estimated useful lives and residual values are reassessed annually.

Property, plant and equipment
Owned assets
Property, plant and equipment is stated at historical cost to the Group, less accumulated depreciation and impairment losses.

The gross carrying amount of property, plant and equipment is initially measured using the historical cost basis of accounting. Subsequent expenditure relating to an item of property, plant and equipment is capitalised to the carrying value of the asset when it is probable that future economic benefits, in excess of the originally assessed standard of performance of the item concerned, will flow to the Group. All other subsequent expenditures are recognised as expenses in the period in which they are incurred.

Depreciation is provided on the straight line basis at rates that will reduce the book values to estimated residual values over the expected useful lives of the assets. The method and rates used are determined by conditions in the industry. The estimated useful lives and residual values are reviewed annually. Depreciation rates vary between 3% and 33% per annum as disclosed in note 9.

Land is not depreciated. Lease improvements on capitalised leased premises are written off over their expected useful lives on the same basis as owned assets or, where shorter, over the term of the lease.

The recorded value of depreciated assets is periodically compared to the anticipated recoverable amount if assets were to be sold. Where an asset's recorded value has declined below the recoverable amount, and the decline is expected to be of a permanent nature, the asset is written down to its recoverable amount and the decline is recognised as an expense.

Surplus or loss arising on disposal of assets is determined as the difference between the sale proceeds and carrying value of the asset and is recognised in net profit or loss for the period.

Leased assets
Lease agreements which transfer substantially all the risks and rewards associated with ownership of an asset to the lessee are regarded as finance leases. Assets subject to finance lease agreements are capitalised at the lower of the present value of the minimum

lease payment and their cash cost equivalent and the corresponding liability to the lessor is raised.

Lease payments are allocated using the effective interest rate method to determine the lease finance cost, which is charged against operating profit and the capital repayment, which in turn reduces the liability to the lessor. These assets are depreciated on the same basis as the property, plant and equipment owned by the Group over the period of the lease.

Other leases, which merely confer the right to the use of an asset, are treated as operating leases, with lease payments charged against operating profit on a straight line basis over the period of the lease.

Subsequent costs

The Group recognises in the carrying value of an item of property, plant and equipment the cost of replacing part of such an item when the cost is incurred, if it is probable that additional future economic benefits embodied within the item will flow to the Group and the cost of such item can be measured reliably. Costs of the day to day servicing of property, plant and equipment are recognised in the income statement as an expense when incurred.

Impairment (excluding goodwill)

At each reporting date, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss, if any. Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash generating unit to which the asset belongs.

If the recoverable amount of an asset or cash generating unit is estimated to be less than its carrying amount, the carrying amount of the asset or cash generating unit is reduced to its recoverable amount. Impairment losses are recognised as an expense immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset or cash generating unit, except for goodwill, is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset or cash generating unit in prior years. A reversal of an impairment loss is recognised in the income statement immediately.

Operating leases

Payments and receipts under operating leases are recognised in the income statement on a straight line basis over the term of the lease. Lease incentives received or granted are recognised in the income statement as an integral part of the total lease expense or revenue.

Inventories

Inventories comprise merchandise for resale and are stated at the lower of cost and net realisable value. Cost is determined on the weighted average cost basis. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of selling and distribution expenses.

Where necessary, the carrying value of inventory is adjusted for obsolete, slow moving and defective inventories.

Share capital

Treasury shares

Shares purchased by wholly owned Group companies in their holding company and by the employee share trusts are classified as treasury shares, held at cost. For presentation purposes treasury shares are netted off against the Group's share capital in the consolidated balance sheet and the premium attached to them is netted off against the share premium account.

Dividends received on treasury shares are eliminated on consolidation. Treasury shares are taken into account in the calculation of earnings per share.

Dividends
Dividends declared to equity holders are included in the statement of changes in equity in the year in which they are proposed. Taxation costs incurred on dividends are dealt with in the income statement in the year in which they are paid.

Repurchase of issued shares
When issued shares are repurchased, the consideration paid is accounted for as a set off against equity and reserves in the Group's consolidated balance sheet.

Share-based payment transactions
Equity settled
The fair value of share options granted to employees is recognised in profit and loss with a corresponding increase in equity. The fair value is measured at grant date and expensed over the period during which employees are required to provide services in order to become unconditionally entitled to equity instruments. The fair value of the instruments granted is measured using the "binomial" option pricing model, taking into account the terms and conditions upon which the instruments are granted. The amount recognised as an expense is adjusted to reflect the actual number of share options that vest, except where forfeiture is only due to share prices not achieving the threshold for vesting. This accounting policy has been applied to all equity instruments granted after 2 November 2002 that had not yet vested at 1 September 2004. The fair value of share-based payments was not recognised under the Group's previous accounting policies.

Taxation
Current taxation
Income tax on the profit or loss for the year comprises current and deferred tax. Taxable profit differs from profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred taxation
Deferred tax is accounted for using the balance sheet liability method in respect of temporary differences. Temporary differences arise from differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax base. In general, deferred tax liabilities are recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that is it probable that taxable profit will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition of other assets and liabilities (other than a business combination) which affects neither taxable profit nor the accounting profit. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefits will be realised.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associates and interests in joint ventures, except where the Group is able to control the reversal of temporary differences and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the asset is realised or the liability is settled. Deferred tax is charged or credited in the income statement, except when it relates to items credited or charged directly to equity, in which case the deferred taxation is also dealt with in equity.

Secondary taxation on companies
Secondary taxation on companies (STC) arising from the distribution of dividends is recognised in the income statement in the year that dividends are paid in accordance with the Group's dividend cycle.

Foreign currency
The individual financial statements of each Group entity are presented in the currency of the primary economic environment in which the entity operates (its functional currency). For the purpose of the consolidated financial

statements, the results and financial position of each entity are expressed in South African rand, which is the functional currency of the Company, and the presentation currency for the consolidated financial statements.

In preparing the financial statements of the individual entities, transactions in currencies other than the entity's functional currency (foreign currencies) are recorded at the rates of exchange prevailing on the dates of the transactions. At each balance sheet date, monetary items denominated in foreign currencies are retranslated at the rates prevailing on the balance sheet date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing on the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences arising on the settlement of monetary items, and on the retranslation of monetary items, are included in profit or loss for the period except for differences arising on the retranslation of non-monetary items in respect of which gains or losses are recognised directly in equity. For such non-monetary items, any exchange component of that gain or loss is also recognised directly in equity.

For the purpose of presenting consolidated financial statements, the assets and liabilities of the Group's foreign operations (including comparatives) are expressed in South African rand using exchange rates prevailing on the balance sheet date. Income and expense items (including comparatives) are translated at the average exchange rates for the period, unless exchange rates fluctuated significantly during that period, in which case the exchange rates at the dates of the transactions are used. Exchange differences arising, if any, are classified as equity and transferred to the Company's translation reserve. Such translation differences are recognised in profit or loss in the period in which the foreign operation is disposed of.

Revenue recognition

Instalment sales

Consideration from transactions under instalment sales are included in revenue when goods are delivered and title has passed. Finance charges, calculated on the effective interest rate method, are accounted for over the period of the agreements as instalments become due. This method approximates the net present value of anticipated future cash flows.

Sale of goods

Revenue from the sale of goods is recognised when substantially all the risks and rewards of ownership have been transferred to the buyer and the enterprise does not retain continuing managerial control of the goods to a degree usually associated with ownership, when the amount of revenue and costs incurred or to be incurred in respect of the sale transactions can be measured reliably, and when the collectability of the consideration in respect of the sale is reasonably assured.

Financial services

Revenue from financial services is recognised on conclusion of the contract, and adequate provisions are raised for associated claims.

Interest

Interest revenue is recognised on a time basis by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts estimated future cash receipts over the expected life of the financial asset to that asset's net carrying value.

Dividend income

Dividend income from investments is recognised when the shareholders' rights to receive payment have been established.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets (i.e. assets that necessarily take a substantial period of time to get ready for their intended use or sale) are capitalised as part of the cost of those assets. The capitalisation rate applied is the weighted average of the net borrowing costs applicable to the net borrowings of the Group. Capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use or sale. Investment income earned on temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from borrowing costs capitalised.

All other borrowing costs are expensed in the period in which they are incurred.

Employee benefits

Short term employee benefits

The costs of all short term employee benefits are recognised during the period in which the employee renders the related service. The provisions for employee entitlements to salaries, performance bonuses and annual leave represent the amounts which the Group has a present obligation to pay as a result of the employee's services provided. The provisions have been calculated at undiscounted amounts based on current salary levels.

Defined contribution plans

Payments to defined contribution retirement benefit plans are recognised as an expense in the income statement as incurred. Obligations to state managed pension schemes are dealt with as defined contribution plans where the Group's obligation under the schemes are equivalent to those arising in a defined contribution benefit plan.

Defined benefit plans

For defined retirement benefit plans the cost of providing the benefit is determined using the projected unit credit method. The scheme is actuarially valued for financial reporting purposes at each reporting date. Past service costs are recognised immediately to the extent that the benefits are already vested, and otherwise are amortised on a straight line basis over the average remaining working lives of members.

The amount recognised in the balance sheet represents the present value of defined benefit obligations as adjusted for unrecognised actuarial gains and losses, past service costs, and as reduced by the fair value of plan assets. Any asset resulting from the calculation is limited to the unrecognised actuarial losses and past service costs, plus the present value of available refunds and reductions in future contributions to the plan.

Provisions

Provisions are recognised when the Group has a present, constructive or legal obligation as a result of a past event and it is probable that it will result in an outflow of economic benefits that can be reasonably estimated.

An onerous contract is a contract under which the unavoidable costs of meeting the obligation exceed the economic benefit expected to be received under it. When a contract becomes onerous, the present obligation under a contract is recognised and measured as a provision.

If the effect is material, provisions are determined by discounting the expected future cash flows that reflect current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

Financial instruments

Financial assets and financial liabilities are recognised on the Group's balance sheet when the Group has become a party to the contractual provisions of the instrument. All financial instruments are recorded at cost, including transaction costs, at initial recognition date. Subsequent to initial recognition these instruments are measured as set out below.

Trade receivables

Trade receivables are measured at initial recognition at fair value, and are subsequently measured at amortised cost using the effective interest rate method. Appropriate allowances for estimated irrecoverable amounts are recognised in profit or loss when there is objective evidence that the asset is impaired. The allowance recognised is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the effective interest rate computed at initial recognition.

Investments

Investments in securities are recognised and de-recognised on a trade date basis and are initially measured at cost including directly attributable transaction costs. At subsequent reporting dates, where the Group has the intention and ability to hold the investment to maturity, the investment is measured at amortised cost less any provision for impairment.

Investments other than held-to-maturity debt securities are classified as available-for-sale investments and trading investments and are measured at subsequent reporting dates at fair value.

Where securities are held for trading purposes, gains and losses arising from changes in fair value are included in net profit or loss for the period.

For available-for-sale investments, gains and losses arising from changes in fair value are recognised directly in equity, until the security is disposed of or is determined to be impaired, at which time the cumulative gain or loss previously recognised in equity is included in the net profit or loss for the period.

Impairment losses

Impairment losses recognised in profit or loss for equity investments classified as available-for-sale are not subsequently reversed through profit or loss. Impairment losses recognised in profit or loss for debt instruments classified as available-for-sale are subsequently reversed if an increase in the fair value of the instrument can be objectively related to an event occurring after the recognition of the impairment loss.

Cash and cash equivalents

Cash and cash equivalents comprise cash on hand and deposits on call with banks and investment banks and other short term, highly liquid investments that are readily convertible to cash and are subject to an insignificant risk of changes in value. Bank overdrafts are only included where the Group has a legal right of set off due to cash management.

Interest bearing debt

Interest bearing debt, including finance lease obligations, is recognised at amortised cost, namely original debt less principal payments and amortisations. The accounting policy for finance lease obligations is dealt with under leased assets set out above.

Trade payables

Trade payables are initially measured at fair value, and are subsequently measured at amortised cost, using the effective interest rate method.

An adjustment will be made to the carrying value to take into account the imputed interest relating to extended terms received from suppliers, where the terms are beyond the normal credit terms in the industry. A corresponding adjustment is made to cost of sales and finance costs.

Derivative financial instruments

The Group uses derivative financial instruments to manage its risk associated with foreign currency and interest rate fluctuations relating to certain firm commitments and forecasted transactions. Such derivatives are initially recorded at cost, if any, and are remeasured to fair value at subsequent reporting dates.

Changes in fair values of derivative financial instruments are recognised in the income statement as they arise.

Derivatives embedded in other financial instruments or non-derivative host contracts are treated as separate derivatives when the risks and characteristics are not closely related to those of host contracts and the host contracts are not carried at fair value with unrealised gains or losses reported in the income statement.

De-recognition

Financial assets (or a portion thereof) are de-recognised when the Group realises the rights to the benefits specified in the contract, the rights expire or the Group surrenders or otherwise loses control of the contractual rights that comprise the financial asset. On de-recognition, the difference between the carrying amount of the financial asset and proceeds receivable and any prior adjustment to reflect fair value that had been reported in equity are included in the income statement.

Financial liabilities (or a portion thereof) are de-recognised when the obligation specified in the contract is discharged, cancelled or expires. On de-recognition, the difference between the carrying amount of the financial liability, including related unamortised costs, and the amount paid for it are included in the income statement.

Fair value methods and assumptions

The fair value of financial instruments traded in an organised financial market are measured at the applicable quoted prices.

The fair value of financial instruments not traded in an organised financial market, is determined using a variety of methods and assumptions that are based on market conditions and risks existing at reporting dates, including independent appraisals and discounted cash flow methods.

The carrying amounts of financial assets and liabilities with a maturity of less than one year are assumed to approximate their fair values due to the short term trading cycle of these items.

Offsetting financial assets and liabilities

Financial assets and liabilities are set off where the Group has a legal and enforceable right to set off and there is an intention to settle the liability and realise the asset simultaneously, or to settle on a net basis.

Non-current assets held for sale and discontinued operations

Non-current assets are classified as held for sale if their carrying amount will be recoverable principally through a sale transaction, not through continuing use. The condition is regarded as met only when the sale is highly probable and the asset is available for immediate sale in its present condition. These assets may be a component of an entity, a disposal group or an individual non-current asset. Upon initial classification as held for sale, non-current assets and disposal groups are recognised at the lower of carrying amount and fair values less cost to sell.

A discontinued operation is a significant distinguishable component of the Group's business that is abandoned or terminated pursuant to a single formal plan, and which represents a separate major line of business or geographical area of operation. Classification as a discontinued operation occurs upon disposal or when the operation meets the criteria to be classified as held for sale. A disposal group that is to be abandoned may also qualify as a discontinued operation, but not as assets held for sale.

The profit or loss on sale or abandonment of a discontinued operation is determined from the formalised discontinuance date. Discontinued operations are separately recognised in the financial statements once management has made a commitment to discontinue the operation without a realistic possibility of withdrawal which should be expected to qualify for recognition as a completed sale within one year of classification.

Segment reporting

Segment accounting policies are consistent with those adopted for the preparation of the financial statements of the consolidated Group. A segment is a distinguishable component of the Group that is engaged in providing products or services which are subject to risks and rewards that are different from those of other segments.

The primary basis for reporting segment information is chains and the secondary basis is by significant geographical region, which is based on the location of assets. The basis is consistent with internal reporting for management.

Contingencies and commitments

Transactions are classified as contingencies where the Group's obligation depends on uncertain future events.

Items are classified as commitments where the Group commits itself to future transactions or if the items will result in the acquisition of assets.

Related party transactions

The Group does not have one single controlling shareholder. All subsidiaries and associated companies of the Group are related parties. A list of the major subsidiaries and associated companies is included in these financial statements. Details of loans to and from subsidiaries and associated companies are also provided.

GROUP INCOME STATEMENT

for the year ended 31 August

	Notes	2006 Rm	Restated* 2005 Rm
Revenue	2	11 939	9 933
Cost of sales		5 811	4 571
Operating expenses before the following:		3 927	3 471
Depreciation		112	88
Amortisation			
– intangible assets		33	20
Share-based payments		39	31
Loss on disposal of Mozambique operations		—	5
Surplus on disposal of property, plant and equipment		(7)	(8)
Operating profit	3	2 024	1 755
Investment income		53	53
Finance income	4	57	63
Finance costs	4	(152)	(205)
Equity accounted profits	13	6	1
Profit before taxation	5	1 988	1 667
Taxation	6	531	465
Profit attributable to shareholders		1 457	1 202
Headline earnings		1 452	1 201
Earnings per share (cents)			
– basic	7	826,5	698,2
– diluted	7	805,1	672,4
Cash equivalent dividends per share (cents)	8	412,0	352,0

** Prior year numbers have been restated to reflect the changes required to comply with new or revised International Financial Reporting Standards.*

GROUP BALANCE SHEET

at 31 August

	Notes	2006 Rm	Restated* 2005 Rm
Assets			
Non-current assets		1 380	662
Property, plant and equipment	9	491	287
Goodwill	10	347	—
Intangible assets	11	332	145
Investments and loans	12	124	110
Interest in associate company	13.1	19	16
Interest in joint venture	13.2	10	—
Deferred taxation	14	57	104
Current assets		8 735	7 778
Inventories	15	1 066	867
Trade and other receivables	16	6 046	5 259
Financial assets	25	5	1
Taxation		1	67
Bank balances and cash		1 617	1 584
Total assets		10 115	8 440
Equity and liabilities			
Equity and reserves			
Share capital and premium	17	2 057	1 995
Treasury shares	18	(18)	(15)
Non-distributable and other reserves	19	193	150
Retained earnings		3 072	2 346
Shareholders for dividend		322	292
Shareholders' equity		5 626	4 768
Non-current liabilities		1 937	1 539
Interest bearing long term liabilities	20	1 151	810
Non-interest bearing long term liability	21	65	66
Deferred taxation	14	721	663
Current liabilities		2 552	2 133
Trade and other payables	21	2 057	1 725
Provisions	22	16	43
Interest bearing liabilities	20	162	317
Taxation		317	48
Total equity and liabilities		10 115	8 440

** Prior year numbers have been restated to reflect the changes required to comply with new or revised International Financial Reporting Standards.*

GROUP CASH FLOW STATEMENT

for the year ended 31 August

	Notes	2006 Rm	Restated* 2005 Rm
Cash flows from operating activities		586	390
Cash generated by trading	a	2 193	1 893
Increase in working capital	b	(704)	(567)
Cash generated by operations		1 489	1 326
Investment income		53	53
Finance costs – net	c	(100)	(119)
Taxation paid	d	(155)	(292)
Cash available from operating activities		1 287	968
Dividends paid	e	(701)	(578)
Cash flows from investing activities		(790)	(118)
Acquisition of Connection Group	f	(516)	—
Proceeds on disposal of Mozambique operations	g	—	19
Proceeds on disposal of Photo Connection operations	h	21	—
Acquisition of interest in associated company		—	(15)
Acquisition of interest in joint venture		(8)	—
Investment and loans advances		(16)	—
Proceeds on disposal of property, plant and equipment		15	16
Additions to property, plant and equipment		(286)	(138)
Cash flows from financing activities		237	(16)
Proceeds on disposal of treasury shares by share incentive trusts		60	166
Long term borrowings raised		500	180
Long term borrowings repaid		(235)	(292)
Finance lease liabilities repaid		(88)	(70)
Net increase in cash and cash equivalents		33	256
Cash and cash equivalents at beginning of year		1 584	1 328
Cash and cash equivalents at end of year	i	1 617	1 584

** Prior year numbers have been restated to reflect the changes required to comply with new or revised International Financial Reporting Standards.*

		2006 Rm	Restated* 2005 Rm
a	**Cash generated by trading**		
	Operating profit	2 024	1 755
	Non-cash items		
	Depreciation	112	88
	Amortisation – intangible assets	33	20
	Operating lease costs adjustments	(10)	1
	Share-based payments	39	31
	Surplus on disposal of property, plant and equipment	(7)	(8)
	Loss on disposal of Mozambique operations	—	5
	Revaluation of financial assets/liabilities	2	1
		2 193	1 893
b	**Increase in working capital**		
	Increase in inventories	(10)	(88)
	Increase in trade and other receivables	(749)	(406)
	Increase/(decrease) in trade and other payables	55	(49)
	Unrealised foreign currency translation	—	(24)
		(704)	(567)
c	**Finance costs – net**		
	Interest paid (note 4)	(152)	(205)
	Interest received (note 4)	57	63
	Fair value adjustments on financial assets and liabilities	(5)	23
		(100)	(119)
d	**Taxation paid**		
	Amount receivable/(payable) at beginning of year	19	(10)
	Connection Group – at acquisition	(14)	—
	Per income statement (note 6)	(476)	(263)
	Amount payable/(receivable) at end of year	316	(19)
		(155)	(292)
e	**Dividends paid**		
	Amount declared at beginning of year	(292)	(253)
	Declared	(731)	(617)
	Amount declared at end of year	322	292
		(701)	(578)

		2006 Rm	Restated* 2005 Rm
f	**Acquisition of Connection Group**		
	The carrying value of identifiable assets and liabilities immediately prior to the acquisition were:		
	Assets:		
	Property, plant and equipment	57	—
	Intangible assets	220	—
	Inventories	189	—
	Trade and other receivables	38	—
	Liabilities:		
	Long term liabilities	(9)	—
	Deferred taxation	(53)	—
	Trade and other payables	(259)	—
	Taxation	(14)	—
	Bank overdraft	(23)	—
	Net assets acquired	146	—
	Total purchase consideration	493	—
	Goodwill arising on aquisition	347	—
	Purchase consideration paid	493	—
	Bank overdraft assumed	23	—
	Net cash outflow	516	—
g	**Proceeds on disposal of Mozambique operations**		
	Property, plant and equipment	—	1
	Inventories	—	5
	Trade and other receivables	—	18
		—	24
	Loss on disposal of Mozambique operations	—	(5)
	Proceeds	—	19
h	**Proceeds on disposal of Photo Connection operations**		
	Proceeds on disposal of property, plant and equipment	21	—
i	**Cash and cash equivalents**		
	Bank balances and cash	1 617	1 584
		1 617	1 584

* *Prior year numbers have been restated to reflect the changes required to comply with new or revised International Financial Reporting Standards.*

	Share capital Rm	Share premium Rm	Treasury shares Rm	Non-distri-butable and other reserves Rm	Retained earnings Rm	Share-holders for dividend Rm	Total Rm
Balance at 31 August 2004							
– restated	9	1 894	(88)	141	1 761	253	3 970
– as previously reported	9	1 894	(88)	137	1 746	253	3 951
– restatement for new or revised IFRS				4	15		19
Profit attributable to shareholders					1 202		1 202
Distributable to shareholders					(619)	619	—
Distributable to share incentive trusts					2	(2)	—
Paid to shareholders – 20 December 2004						(260)	(260)
Paid to share incentive trusts – 20 December 2004						3	3
Paid to treasury shares – 20 December 2004						1	1
Paid to shareholders – 13 June 2005						(325)	(325)
Paid to share incentive trusts – 13 June 2005						3	3
Shares issued to share incentive trusts		92	(92)				—
Proceeds on disposal of treasury shares by share incentive trusts			166				166
Profit on disposal of treasury shares included in attributable profit			(1)				(1)
Share-based payments				31			31
Translation of foreign entities				(22)			(22)
Balance at 31 August 2005							
– restated	9	1 986	(15)	150	2 346	292	4 768
– as previously reported	9	1 986	(15)	138	2 344	292	4 754
– restatement for new or revised IFRS				12	2		14
Profit attributable to shareholders					1 457		1 457
Distributable to shareholders					(735)	735	—
Distributable to share incentive trust					4	(4)	—
Paid to shareholders – 12 December 2005						(295)	(295)
Paid to share incentive trust – 12 December 2005						1	1
Paid to shareholders – 12 June 2006						(409)	(409)
Paid to share incentive trust – 12 June 2006						2	2
Shares issued to share incentive trust		62	(62)				—
Proceeds on disposal of treasury shares by share incentive trust			60				60
Profit on disposal of treasury shares included in attributable profit			(1)				(1)
Share-based payments				39			39
Translation of foreign entities				4			4
Balance at 31 August 2006	9	2 048	(18)	193	3 072	322	5 626

1. Restatement of prior year figures

Prior year figures have been restated to comply with new or revised International Financial Reporting Standards. The main restatements related to the following:

- Expensing the cost of share options granted to employees over the vesting period of these options, required by IFRS 2 Share-based payment;
- Accounting for the effect of translating the results of the Group's foreign operations directly in non-distributable reserves and no longer in the income statement as previously allowed by IAS 21;
- Revising the assessment of expected useful lives and residual values of property, plant and equipment as required by IAS 16 Property, plant and equipment. Furthermore depreciation is only provided for on the buildings component of land and buildings.

	31 August 2005 Rm
Income statement	
Profit before taxation	
As previously reported	1 672
Share-based payments charge, credited to other reserves	(31)
Losses on translation of foreign operations taken to non-distributable reserves	23
Reduction in depreciation charge on property, plant and equipment	3
Restated amount	1 667
Taxation	
As previously reported	457
Tax effect of losses on translation of foreign operations adjustment	7
Tax effect of depreciation adjustment	1
Restated amount	465
Profit attributable to shareholders	
As previously reported	1 215
Impact of IFRS restatements	(13)
Restated amount	1 202
Cost of sales	
As previously reported	4 623
Discounts received from suppliers reallocated from other income*	(52)
Restated amount	4 571

** The Group previously reflected discount received from suppliers as other income. In terms of Circular 09/2006 issued by the South African Institute of Chartered Accountants, the Group now accounts for discounts received from suppliers as part of cost of sales. (Impact for 2006: R69 million)*

	31 August 2005 Rm
1. Restatement of prior year figures continued	
The impact on the 2006 results for the above-mentioned adjustments were:	
• Share-based payments charge, credited to other reserves	(39)
• Reduction in depreciation charge on property, plant and equipment	8
• Losses on translation of foreign operations taken to non-distributable reserves	1
Earnings per share	
Basic and diluted earnings per share were adjusted as a result of the restatements to the income statement as noted above.	
As previously reported	
Headline earnings per share (cents)	
– basic	704,7
– diluted	678,6
Earnings per share (cents)	
– basic	705,3
– diluted	679,2
Restated	
Headline earnings per share (cents)	
– basic	697,6
– diluted	671,8
Earnings per share (cents)	
– basic	698,2
– diluted	672,4

	31 August 2005 Rm
1. Restatement of prior year figures continued	
Balance sheet	
Property, plant and equipment	
As previously reported	250
Reduction in depreciation charge – 1 September 2004	34
Reduction in depreciation charge – 31 August 2005	3
Restated amount	287
Deferred taxation asset	
As previously reported	116
Tax effect of losses on translation of foreign operations adjustment – 1 September 2004	(5)
Tax effect of losses on translation of foreign operations adjustment – 31 August 2005	(7)
Restated amount	104
Deferred taxation liability	
As previously reported	652
Tax effect of depreciation adjustment – 1 September 2004	10
Tax effect of depreciation adjustment – 31 August 2005	1
Restated amount	663
Non-distributable and other reserves	
As previously reported	138
Share-based payments charge – 1 September 2004	23
Share-based payments charge – 31 August 2005	31
Losses on translation of foreign operations – 1 September 2004	(19)
Losses on translation of foreign operations – 31 August 2005	(23)
Restated amount	150

	As at 1 September 2004 Rm	As at 31 August 2005 Rm
Retained income		
As previously reported	1 746	2 344
Losses on translation of foreign operations taken to non-distributable reserve	19	42
Reduction in depreciation charge on property, plant and equipment	34	37
Share-based payments charge	(23)	(54)
Tax effect of restatements taken to deferred taxation	(15)	(23)
Restated amount	1 761	2 346

Cash flow statement

The restatements had no cash flow effect

	2006 Rm	Restated 2005 Rm
2. Revenue		
Sale of merchandise	**8 423**	6 763
Finance charges earned	**1 561**	1 454
Financial services	**1 414**	1 258
Other services	**541**	458
	11 939	9 933
3. Reconciliation of revenue to operating profit		
Revenue	11 939	9 933
Cost of sales	**5 811**	4 571
Other direct operating expenses	**778**	600
Administration and IT	**618**	563
Marketing	**380**	342
Occupancy	**500**	458
Employees	**1 468**	1 338
Transport and travel	**255**	221
Management fee	**33**	29
Amortisation – intangibles	**33**	20
Share-based payments	**39**	31
Loss on disposal of Mozambique operations	—	5
Operating profit	**2 024**	1 755
4. Finance costs – net		
Finance costs		
Interest paid – finance leases	**82**	91
Interest paid – other	**69**	83
Fair value losses on financial instruments	**1**	31
	152	205
Finance income		
Interest received	**(51)**	(55)
Fair value gains on financial instruments	**(6)**	(8)
	(57)	(63)
Finance costs – net	**95**	142

	2006 Rm	Restated 2005 Rm
5. Profit before taxation		
is stated after taking account of the following items:		
Auditors' remuneration		
Audit fees – current	6	5
– prior	2	3
Other services	2	3
	10	11
Depreciation of property, plant and equipment		
Owned	112	88
Directors' remuneration (see disclosure on page 80)		
Services as directors	1	1
Other services (included in the management fees below)	23	20
	24	21
Fair value losses on embedded derivatives	—	3
Foreign exchange (profits) / losses	(3)	5
Supplier relationship amortisation	7	—
Trademark amortisation	26	20
Loss on disposal of operations		
Loss on disposal of Mozambique operations	—	5
Management fees		
Sustein Management (Pty) Ltd (includes directors' remuneration – other services)	33	29
Operating leases		
Business premises	363	355
Office equipment	23	21
	386	376
Retirement benefit costs		
Defined contribution funds	66	61
Defined benefit funds	4	5
	70	66
Surplus on disposal of property, plant and equipment		
Owned	(7)	(8)
Write down of inventories to net realisable value	16	10

	2006 Rm	Restated 2005 Rm
6. Taxation		
South African taxation		
Normal – current	367,0	216,0
– prior	25,4	—
Deferred – current	82,2	183,0
– prior	(35,5)	—
– rate adjustment	—	(8,8)
Secondary taxation on companies	82,7	43,5
Secondary taxation on companies (deferred)	—	26,9
	521,8	460,6
Foreign taxation		
Normal – current	1,4	6,1
– prior	—	(2,2)
Deferred – current	8,0	6,9
– prior	0,2	—
– rate adjustment	—	0,2
– translation	—	(6,8)
	9,6	4,2
Total taxation	531,4	464,8
Dealt with as follows:		
Current taxation	476,5	263,4
Deferred taxation	54,9	201,4
	531,4	464,8
Reconciliation of tax charge		
Domestic standard normal rate of taxation (%)	*29,0*	*29,0*
Taxation at standard rate	576,6	483,5
Adjusted for		
Foreign tax rate differential	0,1	(0,3)
Expenditure disallowed	19,8	18,1
Exempt income	(144,5)	(110,5)
Prior years	(9,9)	(2,2)
Deferred tax assets not raised	2,6	14,4
Secondary taxation on companies	82,7	70,4
Withholding tax and tax on foreign income	4,0	(8,6)
Taxation charged to income	531,4	464,8
Effective rate of taxation (%)	*26,7*	*27,9*

	2006 Rm	Restated 2005 Rm
6. Taxation continued		
Estimated tax losses available for set off against future taxable income		
Tax losses available	337,0	408,0
Deferred tax assets not raised	265,0	269,4
Deferred tax assets raised	72,0	138,6
Tax effect at country rate of tax (note 14)	17,5	38,7
Deferred tax assets relating to tax losses of R265 million (2005: R269,4 million) have not been raised in accordance with Group policy because the probability of utilising these losses in the foreseeable future is considered to be remote.		
7. Earnings per share and headline earnings per share		
The calculation of earnings per share is based on profit attributable to shareholders of	1 457	1 202
Basic		
Weighted average number of shares in issue during the year of (000)	176 271	172 221
	Cents	Cents
Earnings per share	826,5	698,2
Surplus on disposal of property, plant and equipment	(4,2)	(4,8)
Loss on disposal of Mozambique operations	—	2,8
Taxation effect thereon	1,2	1,4
Headline earnings per share	823,5	697,6
Diluted		
Dilutive effect of bonus element in share options (000)	4 693	6 605
Diluted weighted average number of shares in issue during the year of (000)	180 964	178 826
	Cents	Cents
Earnings per share	805,1	672,4
Surplus on disposal of property, plant and equipment	(4,1)	(4,6)
Loss on disposal of Mozambique operations	—	2,7
Taxation effect thereon	1,2	1,3
Headline earnings per share	802,2	671,8
The above are calculated based on R000s amounts.		
	Rm	Rm
8. Distribution to shareholders		
Final dividend prior year		
– declared 167 cents on 175 500 000 shares (2005: 150 cents on 172 000 000 shares)	(293)	(258)
– paid 167 cents on 176 500 000 shares (2005: 150 cents on 173 000 000 shares)	295	259
Interim dividend		
– declared and paid 230 cents on 178 000 000 shares (2005: 185 cents on 175 500 000 shares)	409	325
Final dividend		
– declared 182 cents on 178 000 000 shares (2005: 167 cents on 175 500 000 shares)	324	293
Total distribution to shareholders	735	619

	Property Rm	Leasehold improve-ments Rm	Vehicles, forklifts and trucks Rm	Computer hardware Rm	Computer software Rm	Office equipment, furniture and fittings Rm	2006 Rm
9. Property, plant and equipment							
2006							
Owned							
At beginning of year							
Cost	62	154	203	20	27	77	543
Accumulated depreciation	(3)	(85)	(82)	(16)	(14)	(56)	(256)
Net book value	59	69	121	4	13	21	287
Movement for the year							
Connection Group							
– cost		53	1	10	12	26	102
– accumulated depreciation		(21)	—	(6)	(11)	(7)	(45)
Additions	137	66	63	2	2	16	286
Depreciation	(1)	(48)	(39)	(3)	(10)	(11)	(112)
Disposals							
– cost		(9)	(45)	(11)	(2)	(24)	(91)
– accumulated depreciation		7	37	9	2	9	64
At end of year							
Cost	199	264	222	21	39	95	840
Accumulated depreciation	(4)	(147)	(84)	(16)	(33)	(65)	(349)
Net book value	195	117	138	5	6	30	491
Leased							
At beginning of year							
Cost	—	—	—	—	—	—	—
Accumulated depreciation	—	—	—	—	—	—	—
Net book value	—	—	—	—	—	—	—
Movement for the year							
Depreciation							—
Disposals							
– cost							—
– accumulated depreciation							—
At end of year							
Cost	—	—	—	—	—	—	—
Accumulated depreciation	—	—	—	—	—	—	—
Net book value	—	—	—	—	—	—	—
Total net book value	195	117	138	5	6	30	491
Depreciation rates (%)	3 – 5,5	20	12,5 – 20	25	25	10 – 25	
Directors' valuation of property							265

A register of property is available for inspection by members at the registered office of the Company.
There was no change in the nature of property, plant or equipment or in the policy regarding their use.
Refer note 31 on page 126 for applicable judgements and estimates.

	Property Rm	Leasehold improvements Rm	Vehicles, forklifts and trucks Rm	Computer hardware Rm	Computer software Rm	Office equipment, furniture and fittings Rm	Restated 2005 Rm
9. Property, plant and equipment continued							
2005							
Owned							
At beginning of year							
Cost	52	102	228	21	26	69	498
Accumulated depreciation	(2)	(63)	(120)	(13)	(7)	(51)	(256)
Net book value	50	39	108	8	19	18	242
Movement for the year							
Additions/transfers	10	58	59	1	1	9	138
Depreciation	(1)	(28)	(42)	(4)	(7)	(6)	(88)
Disposals							
– cost	—	(6)	(84)	(2)	—	(1)	(93)
– accumulated depreciation	—	6	80	1	—	1	88
At end of year							
Cost	62	154	203	20	27	77	543
Accumulated depreciation	(3)	(85)	(82)	(16)	(14)	(56)	(256)
Net book value	59	69	121	4	13	21	287
Leased							
At beginning of year							
Cost	—	—	10	—	—	4	14
Accumulated depreciation	—	—	(9)	—	—	(3)	(12)
Net book value	—	—	1	—	—	1	2
Movement for the year							
Disposals							
– cost	—	—	(10)	—	—	(4)	(14)
– accumulated depreciation	—	—	9	—	—	3	12
At end of year							
Cost	—	—	—	—	—	—	—
Accumulated depreciation	—	—	—	—	—	—	—
Net book value	—	—	—	—	—	—	—
Total net book value	59	69	121	4	13	21	287
Depreciation rates (%)	3 – 5,5	20	12,5 – 20	25	25	10 – 25	
Directors' valuation of property							112

Certain leased assets are pledged as security for finance lease liabilities – note 20.

	2006 Rm	Restated 2005 Rm
10. Goodwill		
Cost		
Opening balance	—	152
Reclassification from amortisation	—	(152)
Arising on the acquisition of Connection Group	347	—
	347	—
Accumulated amortisation and impairment		
Opening balance	—	152
Reclassification to cost	—	(152)
	—	—
Net book value	347	—

The Group tests goodwill annually for impairment, or more frequently if there are indications that goodwill might be impaired.
The recoverable amounts of the cash generating units ("CGUs") are determined from value in use calculations. The key assumptions for the value in use calculations are those regarding the discount rates, growth rates and expected changes to selling prices and direct costs during the period. Management estimates discount rates using pre-tax rates that reflect current market assessments of the time value of money and the risks specific to the CGU. The growth rates are based on industry growth forecasts. Changes in selling prices and direct costs are based on past practices and expectations of future changes in the market. Refer to note 31 for judgements and estimates applicable for the assessment of goodwill.

	2006 Rm	Restated 2005 Rm
11. Intangible assets		
Cost		
Arising on the acquisition of Profurn	193	193
Arising on the acquisition of Connection Group	220	—
	413	193
Accumulated amortisation		
Opening balance	48	28
Amortisation	33	20
	81	48
Net book value	332	145

The intangible assets included above have finite useful lives, over which these assets are amortised.

The intangible assets arising on the acquisition of Profurn consist of acquired trademarks that are amortised over a period of 10 years.

The intangible assets arising on the acquisition of Connection Group comprises a trademark, amortised over 20 years, and capitalised supplier relationships, amortised over 5 years.

Refer to note 31 for an assessment of impairment of intangible assets.

	2006 Rm	Restated 2005 Rm
12. Investments and loans		
12.1 Unlisted		
Shares at cost, which approximates fair value	110	110
Endowment policy, classified as available-for-sale	14	—
Investment in non-consolidated subsidiaries	—	—
Shares at cost	1	1
Loans to non-consolidated subsidiaries	160	156
	161	157
Impairment *	(161)	(157)
	124	110
Southern Life endowment policy:		
The endowment policy asset comprises Erf 322 Rivonia Extension 20 Gauteng and is stated at fair value	14	—

* *The impairment has been calculated based on the directors' estimation of cash to be received on the respective loans.*

	2006 Rm	Restated 2005 Rm
12.2 Abridged aggregated balance sheet of non-consolidated subsidiaries		
Equity	1	1
Distributable reserves	(174)	(176)
Opening balance	(176)	(234)
Movement	2	58
Non-distributable reserves	13	17
Opening balance	17	97
Movement	(4)	(80)
	(160)	(158)
Net current assets	—	2
Bank balances and cash	—	1
Loans from consolidated subsidiaries less amounts written off	(160)	(161)
	(160)	(158)
Reconciliation of estimated recoverable portion of loans		
Net asset value	(160)	(158)
Loans from consolidated subsidiaries after amounts written off	160	156
	—	(2)
Amount considered recoverable	—	2
	—	—

	2006 Rm	Restated 2005 Rm
13. Interest in associate and joint venture companies		
13.1 Interest in associate company		
Shares at cost	15	15
Attributable share of post-acquisition retained earnings		
– Prior year equity accounted profit	1	—
– Current year equity accounted profit	4	—
– Current year taxation charge	(1)	1
Carrying value	19	16
Unlisted	%	%
Blake & Associates – effective interest	27,5	27,5
	Rm	Rm
Directors' valuation of unlisted interest	19	16

Nature of business

Provides comprehensive debtors' management capabilities to clients

Aggregate financial information in respect of associate company

	2006 Rm	Restated 2005 Rm
Balance sheet		
Assets		
Non-current assets	17	13
Current assets	29	22
	46	35
Capital and reserves	24	22
Non-current liabilities	7	6
Current liabilities	15	7
	46	35
Income statement		
Profit before tax	12	4
Tax	(4)	—
Profit after tax	8	4
13.2 Interest in joint venture		
Shares at cost	8	—
Attributable share of post-acquisition retained earnings		
– Current year equity accounted profit	2	—
Carrying value	10	—
Unlisted	%	%
Maravedi Group – effective interest	42,7	45,0
	Rm	Rm
Directors' valuation of unlisted interest	10	—

Nature of business

In May 2005 Maravedi Group was formed with the participation of Absa Bank and Thebe Investment Corporation. Maravedi Financial Solutions, a 100% subsidiary of Maravedi Group, offers a suite of financial products and has a presence in 745 selected JD Group business units.

	2006 Rm	Restated 2005 Rm
13. Interest in associate and joint venture companies continued		
13.2 Interest in joint venture continued		
Aggregate financial information in respect of joint venture		
The information presented below is extracted from the consolidated annual financial statements of Maravedi Group for the year ended 31 August 2006 (comparatives for the four month period ended 31 August 2005):		
Balance sheet		
Assets		
Non-current assets	4	1
Current assets	60	28
	64	29
Capital and reserves	4	1
Non-current liabilities	16	—
Current liabilities	44	28
	64	29
Income statement		
Profit before tax	5	2
Tax	(2)	(1)
Profit after tax	3	1
14. Deferred taxation		
Amount provided at beginning of year	559	371
Connection Group at acquisition balance	53	—
Deferred tax on equity accounted profits	(3)	—
Deferred tax on STC credit from dividends received	—	(13)
Charged to income statement (note 6)	55	201
	664	559
The deferred taxation provision comprises the following temporary differences:		
Instalment sale receivables' allowances	538	534
Provisions disallowed	(75)	(82)
Trademarks	75	10
Assets unrealised	(3)	—
Payments in advance	14	11
Other	133	125
Tax losses	(18)	(39)
	664	559
Deferred taxation is disclosed as:		
Asset	(57)	(104)
Liability	721	663
	664	559
15. Inventories		
Merchandise at depreciated cost	1 092	877
Provision for write down to net realisable value	(26)	(10)
	1 066	867

	2006 Rm	Restated 2005 Rm
16. Trade and other receivables		
Instalment sale receivables[1]	7 857	6 964
Less: Provisions	(2 146)	(1 956)
Unearned finance charges	(1 100)	(1 008)
Bad debts	(488)	(401)
Other[2]	(558)	(547)
Net instalment sale receivables	5 711	5 008
Other receivables	335	251
Total trade and other receivables	6 046	5 259
Provisions as a percentage of instalment sale receivables (%)	*27,3*	*28,1*
The maturity profile of instalment sale receivables is as follows:		
– receivable within one year	6 082	5 375
– receivable thereafter	1 775	1 589
Total instalment sale receivables	7 857	6 964

In accordance with industry norms, amounts due from instalment sale receivables after one year are included in current assets. The credit terms of instalment sale receivables range from 6 to 24 months. The directors consider the carrying value of trade and other receivables to approximate their fair values.

(1) Classified as originated loans and receivables and carried at amortised cost.

(2) Other provisions consist of extended guarantees, unearned club and insurance provisions.

Bank borrowings are secured by a negative pledge of instalment sale receivables (note 20).

	2006 Rm	Restated 2005 Rm
17. Share capital and premium		
Share capital		
Authorised		
250 000 000 (2005: 250 000 000) ordinary shares of 5 cents each	13	13
Issued		
178 000 000 (2005: 175 500 000) ordinary shares of 5 cents each	9	9
Share premium		
Balance at beginning of year	1 986	1 894
Additions during year net of share issue expenses:		
On 2 500 000 (2005: 3 500 000) ordinary shares issued at premiums of 1 423 to 3 685 (2005: 1 423 to 2 979) cents in terms of options exercised by employees participating in The JD Group Employee Share Incentive Scheme	62	92
Balance at end of year	2 048	1 986
Total share capital and premium	2 057	1 995

7 515 571 (2005: 9 319 500) shares are under option to employees of the Group in terms of The JD Group Employee Share Incentive Scheme at prices varying between R14,28 and R72,50 per share (page 136).

19 184 429 (2005: 17 005 500) shares are under the control of the directors to be granted in terms of The JD Group Employee Share Incentive Scheme (page 136).

	2006 Rm	Restated 2005 Rm
17. Share capital and premium continued		
A maximum of 10 million of the remaining unissued shares are under the control of the directors until the forthcoming annual general meeting. None of these shares under the control of the directors can be issued to The JD Group Employee Share Incentive Trust.		
18. Treasury shares		
JD Group Limited ordinary shares of 5 cents each held, at cost, by:		
The JD Group Employee Share Incentive Scheme 646 361 (2005: 587 349) ordinary shares	18	15
	18	15
19. Non-distributable and other reserves		
Are made up as follows:		
Foreign currency translation reserve	(39)	(43)
Revaluation of shares issued pursuant to the acquisition of Profurn	139	139
Share-based payments reserve	93	54
	193	150
20. Interest bearing liabilities		
Bank borrowings	870	605
Finance lease liabilities	443	522
	1 313	1 127
Payable within one year reflected under current liabilities	(162)	(317)
	1 151	810

These have been classified as liabilities held to maturity and are carried at amortised cost. The directors consider the carrying amount of interest bearing liabilities to approximate their fair values.

Bank borrowings are secured by a negative pledge of instalment sale receivables of R7 857 million (2005: R6 964 million).

The interest rates per annum are:

2006:

- on R200 million: variable rate linked to prime, currently at 8,0%;
- on R500 million: variable rate linked to JIBAR, fixed at 8,65% for the period to 24 October 2006;

The above are repayable in quarterly instalments of interest of approximately R4 million and R12 million respectively, with a single capital repayment on 1 October 2007 and 25 April 2009 respectively.

- on R100 million: fixed at 10,69% for the period to 24 November 2008;
- on R70 million: variable rate linked to JIBAR, fixed at 9,93% for the period to 24 November 2006;

The above are repayable in quarterly instalments of capital and interest of approximately R24 million each.

20. Interest bearing liabilities continued

2005:

- on R53 million: variable rate linked to prime, fixed at 4,44% for the period to 28 February 2006;
- on R200 million: variable rate linked to prime, currently at 7,0%;
- on R20 million: variable rate linked to JIBAR, fixed at 9,06% for the period to 31 October 2005;
- on R102 million: variable rate linked to JIBAR, fixed at 4,54% for the period to 1 October 2005;

The above are repayable in bi-annual instalments of capital and interest of approximately R141 million and R90 million respectively.

- on R128 million: fixed at 10,69% for the period to 24 November 2008;
- on R102 million: variable rate linked to JIBAR, fixed at 8,75% for the period to 24 November 2005;

The above are repayable in quarterly instalments of capital and interest of approximately R24 million each.

Finance lease liabilities are secured by internally generated intellectual property and fixed assets. Finance lease liabilities bear interest at effective rates of 13,81% to 15,64% (2005: 13,81% to 15,64%) per annum and are repayable in bi-annual instalments of capital and interest of approximately R81 million (2005: R81 million) each.

	2006 Rm	Restated 2005 Rm
Interest bearing liabilities are repayable in the following financial years:		
Bank borrowings		
2006		236
2007	67	67
2008	285	285
2009	518	17
	870	605
Finance lease liabilities – present value of lease obligations		
2006		81
2007	95	95
2008	112	112
2009	143	143
2010	31	31
2011	36	36
2012	26	24
	443	522
The obligations payable under finance leases are analysed further as follows:		
Minimum lease payments		
Amounts payable within one year	161	161
Amounts payable thereafter	431	592
	592	753
Less: future finance charges	(149)	(231)
Present value of lease obligations	443	522

In terms of the articles of association of the Company and all its subsidiaries, borrowing powers are unlimited.

	2006 Rm	Restated 2005 Rm
21. Trade and other payables		
The directors consider the carrying amount of trade and other payables to approximate their fair values.		
The credit period of trade payables ranges between 30 and 90 days.		
21.1 The following accruals are included in trade and other payables:		
Leave pay	58	51
Annual bonus	42	40
	100	91
21.2 The following amounts are included in trade and other payables:		
Operating lease costs adjustment	72	83
Less: included in non-interest bearing long term liability	(65)	(66)
	7	17

22. Provisions

Provisions comprise:

Amounts raised on acquisition of Profurn:	Raised at acquisition Rm	Utilised by 31 August 2005 Rm	Utilised during 31 August 2006 Rm	Balance at 31 August 2006 Rm
Retrenchment costs	43	(30)	(2)	11
Closing of facilities	30	(26)	(4)	—
Lease closure costs	134	(109)	(20)	5
	207	(165)	(26)	16
Amounts raised on the closure of Profurn legacy stores:				
Retrenchment costs	1	(1)	—	—
Lease closure costs	8	(7)	(1)	—
	9	(8)	(1)	—

	2006 Rm	2005 Rm
23. Commitments		
Capital expenditure		
Authorised and contracted	17	75
Authorised but not yet contracted	103	577
	120	652
This expenditure will be financed from internal sources and existing borrowing facilities.		
Operating lease commitments (predominantly premises)		
Due within one year	368	339
Due within two to five years	859	696
	1 227	1 035

24. Foreign assets

Total assets subject to exchange control of a foreign country amount to R54 million (2005: R46 million).

25. Financial risk management

Senior executives meet on a regular basis to analyse interest rate exposures and evaluate treasury management strategies against revised economic forecasts. Compliance with Group policies and exposure limits are reviewed at quarterly meetings of the board. The directors believe, to the best of their knowledge, that there are no undisclosed financial risks.

25.1 Interest rate management

As part of the process of managing the Group's fixed and floating rate borrowings mix, the interest rate characteristics of new borrowings and the refinancing of existing borrowings are positioned according to expected movements in interest rates.

In order to hedge specific exposures in the interest rate repricing profile of existing borrowings and anticipated peak additional borrowings, the Company and its subsidiaries may make use of interest rate derivatives, only as approved in terms of Group policy limits. For the year ended 31 August 2005, the Group had entered into derivative instruments exchanging variable for fixed interest rates. The value of borrowings hedged by interest rate derivatives and the fair values of these contracts as recorded at 31 August 2005 were as follows:

Notional amount Rm	Commencement date	Maturity date	Fair value Rm
102	1 July 2005	1 October 2005	—

25.2 Foreign currency management

Certain foreign currency transactions are covered by forward exchange contracts from the time such transactions are entered into until settlement date. The writing of option contracts is prohibited. The amounts represent the rand equivalents of commitments to purchase foreign currencies and all of these commitments mature within six months of the year end.

	Foreign currency 000	Rand equivalent R000	Market value R000	Fair value R000
Covered forward commitments				
US dollars	17 531	124 373	129 681	5 308
Uncovered forward commitments				
US dollars	—	—	—	—

The fair values of the forward exchange contracts of R5,3 million (2005: Nil) are included in financial assets.

25.3 Embedded derivatives

Abra SA entered into US dollar and Euro based property leases. The fair value asset of R0,5 million carried forward from the 2005 financial year has been reduced to nil, resulting in a charge of R0,5 million to the income statement (2005: R3,1 million charge) due to a revision to IAS 39.

25. Financial risk management continued

25.4 Credit risk management

Potential concentrations of credit risk consist principally of trade receivables and short term cash investments.

The Group only deposits short term cash surpluses with three major banks of high quality credit standing. Trade receivables comprise a large, widespread customer base. The granting of credit is controlled by the application of behavioural scoring models, and the assumptions therein are reviewed and updated on an ongoing basis. At 31 August 2006, the Group did not consider that any significant concentration of credit risk existed which had not been adequately provided for.

25.5 Liquidity risk

The Group has limited risk of illiquidity as shown by its substantial banking facilities and reserve borrowing capacity.

Banking facilities	2006 Rm	2005 Rm
Total banking and loan facilities	1 844	1 483
Bank borrowings (note 20)	870	605
Unutilised banking facilities	974	878

In addition, the Group has cash on hand at year end of R1 617 million (2005: R1 584 million).

26. Employee benefit plans

Retirement benefits

The Group has made provision for pension and provident schemes covering substantially all employees. All eligible employees are members of either a defined benefit or a defined contribution scheme administered by Alexander Forbes Financial Services, Old Mutual Employee Benefits Industry Funds Unit or the Social Security Fund in Poland.

One defined benefit scheme and 12 defined contribution schemes are in operation. The assets of these schemes are held in administered trust funds separate from the Group's assets. Scheme assets primarily consist of listed shares, property trust units and fixed income securities. The schemes are governed by the South African Pension Funds Act of 1956 or the Polish Social Securities System Act of 1998.

The defined benefit fund is valued actuarially at intervals of not more than three years using the projected unit credit method. The latest statutory actuarial valuation was performed as at 31 December 2004. The information presented below is extracted from the report on actuarial calculations for IAS 19 (revised) purposes.

26. Employee benefit plans continued

Retirement benefits continued

In arriving at their conclusion, the actuaries took into account the following reasonable long term estimates:

	2006 %	2005 %
Inflation	4,5	5,0
Increase in salaries	5,5	7,5
Increase in pensions	1,4	3,3
Return on investment	7,5	9,6
Discount rate	8,5	10,5

The actuarially determined fair value of assets of the defined benefit scheme was R103 million (2005: R102 million) which corresponds with the market value at that date. This is sufficient to cover the benefits that had accrued to members, allowing for expected future increases in earnings, amounting to R85 million (2005: R81 million).

	2006 Rm	2005 Rm
Cost recognised	4,1	5,4
Current service cost	5,1	4,5
Interest cost	7,3	7,4
Expected return on plan assets	(7,8)	(9,0)
Asset utilised	(0,5)	2,5

As the Group has not conducted the surplus apportionment process as required by the Pensions Fund Amendment Act, 2001, ownership of the surplus, if any, cannot be determined. As a result, the surplus in the fund has not been recognised as an asset.

Any deficit as determined by the actuaries is funded either immediately or through increased contributions to ensure the ongoing soundness of the scheme.

	2006 Rm	2005 Rm
27. Related parties		
Sustein Management (Pty) Ltd		
All dealings with Sustein Management have been dealt with elsewhere in this report and the directors' remuneration *included on* pages 80 to 87.		
Non-consolidated subsidiaries		
The Group's dealings with its non-consolidated subsidiaries comprise:		
Loans		
Finserve Mauritius Limited	54	48
Prosure Insurance Limited	(31)	(26)
Supreme Furnishers (Zambia) Limited	4	4
Supreme Furnishers (Namibia) (Pty) Ltd	133	130
	160	156
Interest received		
Finserve Mauritius Limited	(3)	(4)
Supreme Furnishers (Namibia) (Pty) Ltd	—	—

27. Related parties continued

Interest of directors in contracts

Mr ID Sussman holds a directorship in the following related party:

- Homestyle Group plc, incorporated in the UK, a subsidiary of Steinhoff International Holdings Limited.

Dr Len Konar holds directorships in the following related parties:

- Steinhoff International Holdings Limited which has concluded transactions of approximately R934,5 million with the Group, and to whom the Group owes an amount of R92,5 million at year end.
- Old Mutual Limited who own approximately 11% of the issued share capital of the Group.
- The South African Reserve Bank which approves any transactions between the Group and its offshore subsidiaries.

Mr MJ Shaw holds directorships in the following related parties:

- Reunert Limited (Panasonic division) which has concluded transactions of approximately R89,4 million with the Group, and to whom the Group owes an amount of R9,1 million at year end.
- Standard Bank Group Limited, one of the bankers to the Group.

All the Group's corporate legal matters are performed by a company in which Mr IS Levy has a controlling interest. Legal services amounting to R1,8 million have been provided to the Group by this company.

	2006 Rm	2005 Rm
Key management personnel		
Remuneration to key personnel during the year comprised:		
Short-term employee benefits	13	11
Share option gains	27	25
	40	36

Key personnel are defined as executive management as set out on page 7 of the annual report.

28. Share-based payments

The Company provides a share option scheme to its employees through The JD Group Employee Share Incentive Scheme as described on page 137. Details regarding the pricing of options granted and the exercising of options, including vesting periods, are also provided on page 137.

Share options granted before 2 November 2002 have not been accounted for under IFRS 2 Share-based payment ("IFRS 2").

Details of the share options accounted for under IFRS 2 are as follows:

	Number of share options	Weighted average exercise price (R)
2006		
Outstanding at the beginning of the year	6 971 500	33,43
Granted during the year	822 622	72,50
Forfeited during the year	(161 813)	(41,76)
Exercised during the year	(1 281 250)	(26,25)
Outstanding at the end of the year	6 351 059	39,73

	Number of share options	Weighted average exercise price (R)
28. Share-based payments continued		
2005		
Outstanding at the beginning of the year	6 445 000	28,08
Granted during the year	1 252 000	54,72
Forfeited during the year	(205 500)	(32,75)
Exercised during the year	(520 000)	(18,64)
Outstanding at the end of the year	6 971 500	33,43

The options outstanding at 31 August 2006 have an exercise price in the range of R16,19 to R72,50 and a weighted average contractual life of 2,52 years (2005: 3,49 years).

The weighted average share price at the date of exercise for share options exercised in 2006 was R81,87 (2005: R66,03)

Assumptions

The fair value of services received in return for share options granted is measured by reference to the fair value of share options granted. The estimated fair value of the services received is measured based on the assumption that all vesting conditions are met and all employees remain in service. The pricing model used was a stochastic model, based on the standard "binomial" options pricing model. The volatility was estimated using the weekly closing share prices over a rolling four year period.

Fair value of share options and assumptions:

2006

Fair value at measurement date	R18,25 to R24,10	
Share price at grant date 30 November 2005	R72,50	
Exercise price	R72,50	
Expected volatility	27,06%	
Expected dividend yield	3,69%	
Risk free interest rate	7,17%	
Option life	6 years	
2005	**Grant 1**	*Grant 2*
Fair value at measurement date	R24,98 to R26,74	
Share price at grant date 30 November 2005	R62,50	
Exercise price	R56,25	
Fair value at measurement date		R24,68 to R26,15
Share price at grant date 30 November 2005		R60,00
Exercise price		R54,00
Expected volatility	37,44%	37,30%
Expected dividend yield	3,01%	3,06%
Risk free interest rate	7,89%	7,44%
Option life	6 years	6 years

29. Subsequent events

No significant events have occurred in the period between the year end and the date of approval of these annual financial statements.

30. Contingent liabilities

Certain Group companies are involved in disputes where the outcome is uncertain. In addition, the Group is regularly subject to an evaluation, by the tax authorities, of its direct and indirect taxation filings and in connection with such reviews, disputes sometimes arise with the taxation authorities over the interpretation or application of certain taxation rules applicable to the Group's business. These disputes may not necessarily be resolved in a manner that is favourable for the Group. Additionally the resolution of the disputes could potentially result in an obligation for the Group.

The resolution of taxation issues is not always within the control of the Group and it is often dependent on the efficiency of the legal processes in the taxation jurisdiction in which the Group operates.

During each of the years presented, provisions have been made or adjusted for anticipated obligations related to taxation matters under review. The provisions made include estimates of anticipated interest and penalties where appropriate. Where no reliable assessment could be made, no provisions have been raised.

The Group remains in discussions with the relevant taxation authorities on specific matters regarding the application and interpretation of taxation legislation affecting the Group and the industry in which it operates. The directors are confident that the Group will be able to defend any actions and that the potential of significant outflow or settlement is remote.

31. Judgements and estimates

Judgements and estimates are continually evaluated and are based on historical experience and other factors, including expectation of future events that are believed to be reasonable under the circumstances.

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal related actual results. The estimates and assumptions that have a significant risk of causing material adjustment to the carrying amounts of assets and liabilities during the next financial year are discussed below.

Useful lives and residual values

The estimated useful lives for intangible assets with a finite life and property, plant and equipment are:

Intangible assets	
Acquired trademarks and capitalised supplier relationships (refer note 11)	5 – 20 years
Property, plant and equipment	
Buildings	18 – 35 years
Leasehold improvements	4 years
Vehicles and forklift trucks	5 – 8 years
Computer hardware and software	4 years
Office equipment, furniture and fittings	4 – 10 years

The estimated useful lives and residual values are reviewed annually taking cognisance of the forecasted commercial and economic realities and through benchmarking of accounting treatments in the specific industries where these assets are used.

31. Judgements and estimates continued

Goodwill

The goodwill acquired in a business combination is allocated, at acquisition, to the cash generating unit that is expected to benefit from that business. Goodwill is assessed for impairment annually, irrespective of whether there is any indication of impairment or not.

The recoverable amount of the cash generating unit is determined from the value-in-use calculation. The key assumptions for the value-in-use calculation are those regarding the discount rates, growth rates and the expected changes to the selling prices and indirect cost during the period. Management estimated discount rates using pre-tax rates that reflect current market assessments of the time value of money and the risk specific to the cash generating unit. The growth rate is based on the industry growth forecast. Changes in selling prices and direct cost are based on past practices and expectations of the future changes in the market.

The Group prepared cash flow forecasts derived from the most recent financial budgets approved by management for the next year and extrapolated cash flows for the following years based on an estimated growth rate as set out below:

Impairment tests for cash generating units contained in goodwill of R347 million:

	Discount rate	Forecast cash flow
Connection Group	16,60%	5 years

Intangible assets

The value of acquired trademarks and capitalised supplier relationships included in intangible assets is R332 million. Intangible assets acquired as part of the Connection Group acquistion were valued at the acquisition date using the following key assumptions and methodologies:

	Discount rate	Forecast cash flow
Trademarks – valued using the relief from royalty method	17,50%	20 years
Capitalised supplier relationships – valued using the residual income method	17,00%	5 years

The estimated useful lives of intangibles assets with a finite life are summarised in note 11. Intangible assets are assessed for impairment annually, irrespective of whether there is any indication of impairment or not.

Impairment test

Impairment tests typically take into account the most recent management forecast whereafter a reasonable rate of growth is applied based on market industry conditions. Impairment tests are performed using a discounted cash flow model or a relief from royalty method. Discount rates used in the discounted cash flow model are based on weighted average cost cost of capital, while royalty rates are determined with reference to industry benchmarks.

Impairment tests for cash generating units contained in intangible assets:

	Discount rate	Forecast cash flow
Hi-Fi Corporation – trademark	17,50%	17 years
Connection Group – trademark	17,50%	19 years
Connection Group – capitalised supplier relationships	17,00%	4 years

31. Judgements and estimates continued

Share-based payments

Refer to note 28 for details of judgements and estimates applicable to the determination of sharebased payments.

Instalment sale receivables

A provision for bad debts held against instalment sale receivables is raised when there is objective evidence that the asset is impaired. Factors taken into account to determine impairment are the level of arrears, part payment of instalments or missed instalments. Estimated future cash flows, that are discounted at the effective interest rate, are determined utilising past payment history and actual bad debts written off data.

32. New accounting pronouncements

At the dates of authorisation of these financial statements, the following Standards and Interpretations were in issue but not yet effective:

- IFRS 6 – Exploration for and Evaluation of Mineral Resources
- IFRS 7 – Financial Instruments: Disclosures
- IAS 19 – Employee Benefits
- IAS 39 – Financial Instruments: Recognition and Measurement
- IFRIC 4 – Determining whether an Arrangement contains a Lease
- IFRIC 5 – Right to Interests arising from a Decommissioning, Restoration and Environment Rehabilitation Funds
- IFRIC 7 – Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies
- IFRIC 8 – Scope of IFRS 2
- IFRIC 9 – Reassessment of Embedded Derivatives
- IFRIC 10 – Interim Financial Reporting and Impairment
- AC 503 – Accounting for BEE transactions

IFRS 6

In December 2004 the International Accounting Standards Board ("IASB") issued IFRS 6 – Exploration for and Evaluation of Mineral Resources ("IFRS 6"). This Standard will not apply to the Group when it becomes effective for the Group's 2007 financial year.

IFRS 7

In August 2005 the IASB issued IFRS 7 – Financial Instruments: Disclosures ("IFRS 7"). The Standard adds certain new disclosures about financial instruments to those currently required by IAS 32 – Financial Instruments: Disclosure and Presentation ("IAS 32"). The Standard replaces the disclosures currently required by IAS 30 – Disclosures in the Financial Statements of Banks and Similar Financial Institutions ("IAS 30"). The Standard therefore groups all financial instruments disclosures together in a new Standard. The Standard is effective for annual periods commencing on or after 1 January 2007 and is therefore applicable for the Group's 2008 year end. The Group is currently in the process of evaluating the financial effects thereof.

IAS 19

In December 2004 the IASB revised certain aspects of IAS 19 – Employee Benefits. The revisions to the Standard have made available an additional option for the recognition of actuarial gains and losses on post-employment defined benefit plans. Actuarial gains and losses on post-employment defined benefit plans may be recognised in full in retained earnings within the income statement when they arise. The revised Standard is effective for the Group's 2007 financial year at which time the Group does not intend to adopt this additional option.

32. New accounting pronouncements continued

IAS 39

In April 2005 the IASB issued amendments to IAS 39 – Financial Instruments: Recognition and Measurement. These amendments deal with cash flow hedges of forecast intra-group transactions and will be effective for annual periods commencing after 1 January 2006. Earlier application is encouraged.

The amendments permit the foreign currency risk of a highly probable intra-group forecast transaction to qualify as the hedged item in a cash flow hedge in the consolidated financial statements, provided that the transaction is denominated in a currency other than the functional currency of the entity entering into that transaction and the foreign currency risk will affect the consolidated financial statements. The amendment also specifies that if the hedge of a forecast intra-group transaction qualifies for hedge accounting, any gain or loss that is recognised directly in equity in accordance with the hedge accounting rules in IAS 39 must be reclassified into profit or loss in the same period or periods during which the foreign currency risk of the hedged transaction affects consolidated profit or loss.

The Group will adopt the amendments to IAS 39 in its 2007 financial year and does not believe that the amendments will have any effect.

In June 2005 the IASB issued amendments to IAS 39 to restrict the use of the option to designate any financial asset or any financial liability to be measured at fair value through profit or loss (the "fair value option"). The revisions limit the use of the fair value option to those financial instruments that meet certain conditions. The amendment is effective 1 January 2006, with earlier application encouraged. The Group will adopt the amendments to IAS 39 in its 2007 financial year and does not believe that the amendments will have any effect.

In August 2005 the IASB issued amendments to IAS 39 that amended the scope of IAS 39 to include financial guarantee contracts issued by the Group. However, if an issuer of financial guarantee contracts has previously explicitly asserted that it regards such contracts as insurance contracts and has applied accounting applicable to insurance contracts, the issuer may elect to apply either IAS 39 or IFRS 4 – Insurance Contracts to such financial guarantee contracts. The issuer may make that election contract by contract, but the election for each contract is irrevocable.

The amendments address the treatment of financial guarantee contracts by the issuer. They do not address their treatment by the holder. Accounting by the holder is excluded from the scope of IAS 39 and IFRS 4 (unless the contract is a reinsurance contract). The amendments to IAS 39 and IFRS 4 are effective for annual periods beginning on or after 1 January 2006, with earlier application encouraged. The Group will adopt the amendments to IAS 39 in its 2007 financial year and does not believe that the amendments will have any effect.

IFRIC 4

In December 2004 the IASB issued IFRIC 4 – Determining Whether an Arrangement contains a Lease ("IFRIC 4"). This Interpretation prescribes that where the entity enters into an arrangement that depends on the use of a specific asset and conveys the right to control this specific asset, this arrangement should be treated as a lease under IAS 17 – Leases ("IAS 17"). The arrangements that are in substance leases, should be assessed against the criteria included in IAS 17 to determine if the arrangements should be accounted for as finance leases or operating leases. The transitional provisions require the Group to assess all existing arrangements at the beginning of the comparative period of the first period in which the Interpretation is adopted. The assessment should be performed based on the information available at the adoption date. The Group will adopt IFRIC 4 in its 2007 financial year and is currently evaluating the effects of the Interpretation.

IFRIC 5

In December 2004 the IASB issued IFRIC 5 – Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds ("IFRIC 5"). This Standard will not apply to the Group when it becomes effective for the Group's 2007 financial year.

32. New accounting pronouncements continued

IFRIC 7

In November 2005 the IASB issued IFRIC 7 – Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies ("IFRIC 7"). This standard will not apply to the Group when it becomes effective for the Group's 2007 financial year.

IFRIC 8

In January 2006 the IASB issued IFRIC 8 – Scope of IFRS 2 ("IFRIC 8"). The Interpretation is effective for annual periods beginning on or after 1 May 2006. IFRIC 8 clarifies that IFRS 2 – Share-based Payment ("IFRS 2") applies to arrangements where an entity makes share-based payments for apparently nil or inadequate consideration. IFRIC 8 explains that, if the identifiable consideration given appears to be less than the fair value of the equity instruments granted or liability incurred, this situation typically indicates that other consideration has been or will be received. The Group will adopt IFRIC 8 during the 2007 financial year and does not believe that the adoption of the interpretation will have any effect.

IFRIC 9

In March 2006 the IASB issued IFRIC 9 – Reassessment of Embedded Derivatives ("IFRIC 9"). The Interpretation is effective for annual periods beginning on or after 1 June 2006. IAS 39 requires an entity, when it first becomes a party to a hybrid contract, to assess whether any embedded derivatives contained in the contract are required to be separated from the host contract and accounted for as if they were stand alone derivatives.

IFRIC 9 addresses:

- Whether IAS 39 requires such an assessment to be made only when the entity first becomes a party to the hybrid contract, or whether the assessment be reconsidered throughout the life of the contract; and
- Whether a first time adopter of IFRS should make its assessment on the basis of the conditions that existed when the entity first became a party to the contract, or those prevailing when the entity adopts IFRS for the first time.

The Group will adopt IFRIC 9 during the 2007 financial year and does not believe that the adoption of the interpretation will have any effect.

IFRIC 10

In July 2006 the IASB issued IFRIC 10 – Interim Financial Reporting and Impairment ("IFRIC 10") effective for annual periods beginning on or after 1 November 2006. The Interpretation addresses an apparent conflict between the requirements of IAS 34 – Interim Financial Reporting ("IAS 34") and those in other standards on the recognition and reversal in financial statements of impairment losses on goodwill and certain financial assets. IFRIC 10 concludes that:

- An entity shall not reverse an impairment loss recognised in a previous interim period in respect of goodwill or an investment in either an equity instrument or a financial asset carried at cost; and
- An entity shall not extend this consensus by analogy to other areas of potential conflict between IAS 34 and other standards.

The Group will adopt IFRIC 10 during the 2007 financial year and does not believe that the adoption of the Interpretation will have any effect.

AC 503

AC 503 – Accounting for BEE transactions ("AC 503") deals with black economic empowerment transactions where the fair value of cash and other assets received is less than the fair value of the equity instruments granted to the black economic empowerment candidates. Furthermore, AC 503 only applies where the difference is as a result of the entity obtaining black economic empowerment equity credentials. This Standard will not affect the Group as it has not entered into any BEE transactions.

		South Africa	Neighbouring countries	Europe	Total
2006					
Revenue	Rm	11 275	357	307	11 939
Operating profit	Rm	1 992	29	3	2 024
Depreciation	Rm	102	2	8	112
Total assets	Rm	9 791	251	73	10 115
Total current liabilities	Rm	2 431	51	70	2 552
Capital expenditure	Rm	278	1	7	286
Operating margin	%	17,7	8,1	1,0	17,0
Total sale of merchandise	Rm	7 843	275	305	8 423
Share of Group sale of merchandise	%	93,1	3,3	3,6	100,0
Credit sales	Rm	3 647	102		3 749
Percentage of total	%	46,5	37,1		44,5
Cash sales	Rm	4 196	173	305	4 674
Percentage of total	%	53,5	62,9	100,0	55,5
Number of stores		958	27	43	1 028
Revenue per store	R000	11 769	13 222	7 140	11 614
Number of employees		17 166	671	524	18 361
Revenue per employee	R000	657	532	586	650
Instalment sale receivables – gross	Rm	7 668	189	—	7 857
2005 – restated					
Revenue	Rm	9 333	352	248	9 933
Operating profit	Rm	1 761	7	(13)	1 755
Depreciation	Rm	83	2	3	88
Total assets	Rm	8 127	251	62	8 440
Total current liabilities	Rm	1 953	123	57	2 133
Capital expenditure	Rm	131	2	5	138
Operating margin	%	19,2	(4,6)	(5,2)	17,7
Total sale of merchandise	Rm	6 263	253	247	6 763
Share of Group sale of merchandise	%	92,6	3,7	3,7	100,0
Credit sales	Rm	3 358	100		3 458
Percentage of total	%	53,6	39,5		51,1
Cash sales	Rm	2 905	153	247	3 305
Percentage of total	%	46,4	60,5	100,0	48,9
Number of stores		895	27	41	963
Revenue per store	R000	10 428	13 037	6 049	10 315
Number of employees		15 343	639	477	16 459
Revenue per employee	R000	608	551	520	603
Instalment sale receivables – gross	Rm	6 770	194		6 964

		Russells		Joshua Doore		Bradlows	
		2006	2005	**2006**	2005	**2006**	2005
Revenue	Rm	**2 372**	2 179	**1 674**	1 481	**885**	806
Operating profit	Rm	**637**	560	**397**	322	**172**	145
Depreciation	Rm	**2**	2	**2**	1	**1**	1
Total assets	Rm	**1 696**	1 542	**1 249**	1 100	**659**	583
Total current liabilities	Rm	**296**	308	**224**	243	**124**	128
Capital expenditure	Rm	**3**	2	**4**	2	**3**	1
Operating margin	%	**26,9**	25,7	**23,7**	21,7	**19,4**	18,0
Total sale of merchandise	Rm	**1 414**	1 307	**989**	870	**591**	538
Share of Group sale of merchandise	%	**16,8**	19,3	**11,8**	12,9	**7,0**	8,0
Credit sales	Rm	**1 022**	968	**713**	643	**429**	391
Percentage of total sales	%	**72,3**	74,1	**72,1**	73,9	**72,6**	72,7
Cash sales	Rm	**392**	339	**276**	227	**162**	147
Percentage of total sales	%	**27,7**	25,9	**27,9**	26,1	**27,4**	27,3
Deposit rate on credit sales	%	**13,0**	13,8	**14,4**	15,6	**15,6**	19,1
Number of stores		**201**	199	**148**	147	**91**	87
Revenue per store	R 000	**11 801**	10 950	**13 311**	10 075	**9 725**	9 264
Retail square meterage		**141 843**	140 811	**109 105**	114 065	**66 913**	64 965
Revenue per square metre	Rand	**16 723**	15 475	**15 343**	12 984	**13 226**	12 407
Number of employees		**3 358**	3 207	**2 691**	2 518	**1 402**	1 500
Revenue per employee	R 000	**706**	679	**622**	588	**631**	537
Instalment sale receivables – gross	Rm	**2 125**	1 933	**1 503**	1 321	**716**	633
Bad debts written off	Rm	**119**	118	**73**	76	**25**	22
Bad debts written off as a percentage of gross receivables	%	**5,6**	6,1	**4,9**	5,7	**3,5**	3,5
Receivables' arrears	Rm	**180**	169	**100**	93	**43**	44
Receivables' arrears as a percentage of gross receivables	%	**8,5**	8,7	**6,7**	7,0	**6,0**	7,0
Collection rate	%	**7,2**	7,4	**7,1**	7,4	**7,9**	8,3
Average length of the book	Months	**13,9**	13,5	**14,1**	13,5	**12,7**	12,0

Price 'n Pride		Electric Express		Morkels		Barnetts		Supreme		Credit chains Sub-total	
2006	2005	**2006**	2005	**2006**	2005	**2006**	2005	**2006**	2005	**2006**	2005
1 014	913	**485**	460	**1 119**	1 006	**880**	766	**128**	127	**8 557**	7 738
200	180	**76**	82	**255**	214	**258**	218	**12**	(6)	**2 007**	1 715
2	1	**—**	—	**1**	2	**1**	1	**1**	1	**10**	9
839	754	**331**	302	**828**	706	**731**	627	**154**	149	**6 487**	5 763
106	108	**70**	66	**170**	157	**104**	103	**1**	9	**1 095**	1 122
3	2	**1**	1	**1**	2	**2**	2	**—**	2	**17**	14
19,7	19,7	**15,7**	17,8	**22,8**	21,3	**29,3**	28,5	**9,4**	(4,7)	**23,5**	22,2
527	474	**288**	277	**703**	637	**455**	397	**77**	69	**5 044**	4 569
6,3	7,0	**3,4**	4,1	**8,3**	9,4	**5,4**	5,9	**0,9**	1,0	**59,9**	67,6
472	431	**191**	182	**458**	438	**401**	353	**63**	52	**3 749**	3 458
89,6	90,9	**66,3**	65,7	**65,1**	68,8	**88,1**	88,9	**81,8**	75,4	**74,3**	75,7
55	43	**97**	95	**245**	199	**54**	44	**14**	17	**1 295**	1 111
10,4	9,1	**33,7**	34,3	**34,9**	31,2	**11,9**	11,1	**18,2**	24,6	**25,7**	24,3
12,1	12,8	**16,8**	19,4	**15,2**	12,6	**12,0**	12,8	**15,2**	19,3	**13,9**	14,7
122	119	**117**	116	**117**	112	**113**	105	**18**	18	**927**	903
8 311	7 672	**4 145**	3 966	**9 564**	8 982	**7 788**	7 295	**7 111**	7 056	**9 231**	8 569
72 571	73 108	**16 709**	16 491	**83 185**	84 830	**63 079**	58 732	**12 020**	12 967	**565 425**	565 969
13 973	12 488	**29 026**	27 894	**13 452**	11 859	**13 951**	13 042	**10 649**	9 794	**15 134**	13 672
1 970	1 947	**758**	753	**1 923**	1 765	**1 807**	1 714	**301**	411	**14 210**	13 815
515	469	**640**	611	**582**	570	**487**	447	**425**	309	**602**	560
1 116	991	**411**	376	**938**	803	**931**	788	**113**	116	**7 853**	6 961
88	95	**26**	20	**43**	41	**52**	49	**15**	24	**441**	445
7,9	9,6	**6,3**	5,3	**4,6**	5,1	**5,6**	6,2	**13,3**	20,7	**5,6**	6,4
127	117	**28**	20	**47**	57	**98**	66	**15**	34	**638**	600
11,4	11,8	**6,8**	5,3	**5,0**	7,1	**10,5**	8,4	**13,3**	29,3	**8,1**	8,6
6,0	6,3	**7,2**	7,4	**7,9**	8,4	**6,5**	6,7	**7,8**	8,0	**7,1**	7,4
16,7	15,9	**13,9**	13,5	**12,7**	11,9	**15,4**	14,9	**12,8**	12,5	**14,1**	13,5

		Hi-Fi Corporation		Abra	
		2006	2005	**2006**	2005
Revenue	Rm	**2 033**	1 947	**307**	248
Operating profit	Rm	**183**	237	**3**	(13)
Depreciation	Rm	**5**	4	**8**	3
Total assets	Rm	**285**	263	**73**	62
Total current liabilities	Rm	**165**	137	**70**	57
Capital expenditure	Rm	**8**	9	**7**	1
Operating margin	%	**9,0**	12,2	**1,0**	(5,2)
Total sale of merchandise	Rm	**2 033**	1 947	**305**	247
Share of Group sale of merchandise	%	**24,1**	28,8	**3,6**	3,6
Credit sales	Rm				
Percentage of total sales	%				
Cash sales	Rm	**2 033**	1 947	**305**	247
Percentage of total sales	%	**100,0**	100,0	**100,0**	100,0
Deposit rate on credit sales	%				
Number of stores		**21**	19	**43**	41
Revenue per store	R 000	**96 810**	102 474	**7 140**	6 049
Retail square meterage		**33 203**	33 552	**33 326**	33 560
Revenue per square metre	Rand	**61 229**	58 029	**9 212**	7 390
Number of employees		**1 858**	1 638	**524**	477
Revenue per employee	R 000	**1 094**	1 189	**586**	520
Instalment sale receivables – gross	Rm	**4**	3		
Bad debts written off	Rm				
Bad debts written off as a percentage of gross receivables	%				
Receivables' arrears	Rm				
Receivables' arrears as a percentage of gross receivables	%				
Collection rate	%				
Average length of the book	Months				

** Restated to reflect the changes required by new or revised International Financial Reporting Standards.*

9 months Connection Group		Corporate		Group	
2006	2005	**2006**	2005*	**2006**	2005*
1 042				**11 939**	9 933
83		**(252)**	(184)	**2 024**	1 755
12		**77**	72	**112**	88
258		**3 012**	2 352	**10 115**	8 440
279		**943**	817	**2 552**	2 133
17		**237**	114	**286**	138
8,0				**17,0**	17,7
1 041				**8 423**	6 763
12,4				**100,0**	100,0
				3 749	3 458
				44,5	51,1
1 041				**4 674**	3 305
100,0				**55,5**	48,9
				13,9	14,7
37				**1 028**	963
				11 614	10 315
23 809				**655 763**	633 081
				18 206	15 690
1 201		**568**	529	**18 361**	16 459
				650	603
				7 857	6 964
				441	455
				5,6	6,4
				638	600
				8,1	8,6
				7,1	7,4
				14,1	13,5

	2006	2005
	Number of shares	
The JD Group Employee Share Incentive Scheme		
Shares available		
At beginning of year	17 005 500	11 777 368
Additional shares made available to the directors in terms of the scheme	2 815 988	6 152 032
Options granted	(822 622)	(1 252 000)
Options forfeited	185 563	328 100
At end of year	19 184 429	17 005 500
Share options granted		
At beginning of year	9 319 500	14 022 632
Options granted	822 622	1 252 000
Options forfeited	(185 563)	(328 100)
Options exercised	(2 440 988)	(5 627 032)
At end of year	7 515 571	9 319 500
Number of participants	160	142
Shares available for utilisation		
At beginning of year	587 349	2 292 087
At acquisition adjustment (acquired from the Profurn share trust)	—	421 941
Shares transferred from The JD Group Limited Share Incentive Trust	—	353
Issued to the trust	2 500 000	3 500 000
Options exercised	(2 440 988)	(5 627 032)
At end of year	646 361	587 349
	Rm	Rm
Loan by the Company to the Trust	25	27
Fair value of shares	43	43

	2006	2005
	Number of shares	
The JD Group Limited Share Incentive Trust		
Shares available for utilisation		
At beginning of year	—	574 309
Issued	—	353
Held under options granted	—	573 956
Options exercised	—	(573 956)
Shares transferred to the The JD Group Employee Share Incentive Scheme	—	(353)
At end of year	—	—
Issued	—	—
Held under options granted	—	—
Number of participants	—	—
	Rm	Rm
Loan by the Trust to the Company	—	(14)
Fair value of shares	—	—

SALIENT FEATURES OF THE JD GROUP EMPLOYEE SHARE INCENTIVE SCHEME TRUST DEED

1. **Purpose**

The JD Group Employee Share Incentive Scheme, which was approved by the directors on 29 March 1996, amended by special resolution on 31 January 2001 and amended again on 11 August 2003, is intended as an incentive to current and future employees (including executive and non-executive directors) of JD Group to render services to the Company by giving them the opportunity to acquire ordinary shares and enabling them to share in the wealth of the Company.

2. **Option price**

The price payable by a participant upon the exercise of share options in terms of this scheme, shall be an amount equal to 90% of the closing price at which shares of the Company are traded at the close of business on the JSE on the trading day immediately preceding the date upon which the board will have resolved to grant, or direct the trustees to grant, the relevant option.

Each share option shall confer the right on the holder thereof to subscribe for or purchase one share at the option price.

3. **Exercise of share options**

Share options may not be exercised until after a period, calculated from the date of acceptance of the offer, as follows:

3.1 more than two years shall have elapsed, in which event not more than 25%;

3.2 more than three years shall have elapsed, in which event not more than 50% cumulatively;

3.3 more than four years shall have elapsed, in which event not more than 75% cumulatively; and

3.4 more than five years shall have elapsed, in which event all of the relevant share options may be exercised, but within seven years, provided that the board may, subject to the lapsing of a share option, permit exercise dates contemplated above to be anticipated or postponed to such other date(s) and to the extent determined by the board.

4. **Share options granted**

Date of grant	Price (cents)	Number of shares at 31 August 2006
4 October 1999	2 907	1,500
25 May 2000	2 984	250,000
22 November 2000	2 848	22,500
2 May 2001	2 720	350,000
30 July 2001	2 962	50,000
30 May 2002	1 428	490,512
20 February 2003	1 619	990,000
25 July 2003	2 342	75,000
10 September 2003	2 803	787,500
25 February 2004	3 690	541,250
19 May 2004	3 510	1,945,000
24 May 2005	5 625	400,000
7 June 2005	5 400	820,000
30 November 2005	7 250	792,309
		7,515,571

5. The JD Group Limited Share Incentive Trust ("Jodtrust")

The JD Group Employee Share Incentive Trust has effectively replaced Jodtrust and Jodtrust will be wound up.

6. Dividends and voting rights

Dividends in respect of shares held in terms of the credit sale scheme are payable to the trust and are credited to the participant's loan account until such time as the shares have been paid for in full by the participant, whereafter the dividends accrue and are paid to the participant.

Voting rights in respect of shares held in terms of the credit sale scheme vest with the trustees, until such time as the shares have been paid for in full by the participant.

7. Principal terms of loans

7.1 Loans between the Company and the trust:
Loans bear interest at rates agreed to between the trustees and the Company from time to time.

7.2 Loans between the trust and participants:
Loans bear interest at rates determined by the trustees from time to time.

The Company operates as an investment holding company only. All trading and banking are conducted through its wholly owned subsidiaries. Consequently, no cash flow statement is presented. The statement of changes in equity has not been prepared as the movement is evident from the Company income statement and Group statement of changes in equity.

	Note	2006 Rm	2005 Rm
Income statement			
Dividend received from JDG Trading (Pty) Ltd		163	791
Interest received		—	1
Revaluation of investment	1	215	216
Profit before taxation		378	1 008
Taxation - secondary taxation on companies (normal and deferred)		69	71
Profit attributable to shareholders		309	937

	Notes	2006 Rm	2005 Rm
Balance sheet			
Assets			
Investment in JDG Trading (Pty) Ltd			
– shares at cost		1 091	55
– forward subscription of shares	1	—	934
Loan to JDG Trading (Pty) Ltd	2	690	1 235
Interest in subsidiary company – JDG Trading (Pty) Ltd		1 781	2 224
Investment – unlisted	3	987	886
Share incentive trusts		11	13
Bank balances		2	2
		2 781	3 125
Equity and liabilities			
Share capital and premium	4	2 057	1 995
Retained earnings		371	797
Opening balance		797	479
Profit attributable to shareholders		309	937
Distribution to shareholders		(735)	(619)
Shareholders for dividend	4	324	293
		2 752	3 085
Other liabilities		29	40
		2 781	3 125

Notes

1. Investments with a guaranteed maturity valuation are written up over the life of the investment to the guaranteed value. This forward subscription was settled by the issue of shares in JDG Trading (Pty) Ltd to the value of R1 036 million on 29 June 2006.
2. The loan to JDG Trading (Pty) Ltd is interest free with no fixed date of repayment.
3. The directors' valuation represents the fair value as stated.
4. Refer to the Group statement of changes in equity on page 102.
5. The Company has issued guarantees to the providers of finance to its direct subsidiary, JDG Trading (Pty) Ltd, for repayment of bank borrowings (disclosed in note 20) for the amount of R675,7 million.

SUBSIDIARIES

	Notes	Country of incorporation	Percentage intererest held 2006 %	2005 %
Direct subsidiary				
JDG Trading (Pty) Ltd *		South Africa	**100**	100
Indirect subsidiaries				
Courts Megastore (Pty) Ltd *		South Africa	**100**	100
Connection Group Holdings Limited *		South Africa	**100**	
JD Group Asset Financing (Pty) Ltd †		South Africa	**100**	100
JD Group International (Pty) Ltd ‡		South Africa	**100**	100
Profurn Limited ‡		South Africa	**100**	100
Protea Furnishers S.A. (Pty) Ltd *		South Africa	**100**	100
Supreme Furnishers (Pty) Ltd ‡		South Africa	**100**	100
JD Group Europe B.V. ø		The Netherlands	**100**	100
Abra S.A. *		Poland	**100**	100
Aazad Electrical Construction (Pty) Ltd *		Botswana	**100**	100
Barnetts Furnitures (Botswana) (Pty) Ltd *		Botswana	**100**	100
Hi Fi & Electric Warehouse (Pty) Ltd *		Botswana	**100**	100
JD Group (Botswana) (Pty) Ltd *		Botswana	**100**	100
JD Group (Lesotho) (Pty) Ltd *		Lesotho	**100**	100
Supreme Furnitures (Lesotho) (Pty) Ltd *		Lesotho	**100**	100
Profurn (Moçambique) Limitada *		Mozambique	**100**	100
JD Group (Namibia) (Pty) Ltd *		Namibia	**100**	100
Protea Furnishers (Namibia) (Pty) Ltd *		Namibia	**100**	100
Barnetts (Swaziland) (Pty) Ltd *		Swaziland	**100**	100
JD Group (Swaziland) (Pty) Ltd *		Swaziland	**100**	100
Non-consolidated subsidiaries				
Finserve Mauritius Limited	4	Mauritius	**100**	100
Prosure Insurance Limited	4	Mauritius	**100**	100
Supreme Furnishers (Namibia) (Pty) Ltd	5	Namibia	**100**	100
Secureco Three (Pty) Ltd	5	Namibia	**100**	100

Notes
1. All the above are unlisted companies.
2. Activities of subsidiaries
   * Retailers of household furniture, appliances and home entertainment products
   ‡ Investment holding company
   ø European investment holding company
3. A list of dormant and name protection companies is available for inspection by members at the registered office of the Company.
4. The winding up and deregistration of these non-trading companies has been delayed until resolution of outstanding taxation matters.
5. The process of closure and deregistration is taking longer than originally anticipated.

Issued share capital		Direct interest of holding company			
		Shares		Indebtedness	
2006	2005	2006	2005	2006	2005
Currency*	Currency*	Rm	Rm	Rm	Rm
655 660	600 000	1 091	55	690	1 235
1 000	1 000				
1 753 041					
200	200				
11	11				
1 828 065 436§	1 828 065 436§				
30 000	30 000				
224	224				
18 151#	18 151#				
44 090 820	43 061 850				
100	100				
10	10				
100	100				
100	100				
100	100				
1 000	1 000				
842 500	842 500°				
100	100				
1	1				
200	200				
2	2				
1	1				
100 000	100 000				
1	1				
1 000	1 000				

* Reflected in local currency (Mauritius in US Dollars)
§ Stated capital
# Reflected in Euro
o Restated for currency revaluation by Central Bank

ANALYSIS OF SHAREHOLDERS

	Number of shareholders	% of total	Number of shares	% of total
Geographical location of shareholders				
South Africa	7 595	96	125 437 771	70
United States of America	90	1	30 061 305	17
United Kingdom	70	1	7 883 034	5
Netherlands	6	—	2 700 866	2
Luxembourg	9	—	1 353 392	1
Other	146	2	10 563 632	5
	7 916	100	178 000 000	100
Size of holding				
1 – 1 000	5 507	70	2 085 100	1
1 001 – 10 000	1 648	21	4 956 376	3
10 001 – 100 000	523	7	19 202 835	11
100 001 – 1 000 000	202	2	56 751 955	32
Over 1 000 000	36	—	95 003 734	53
	7 916	100	178 000 000	100
Category of shareholders				
Pension funds	344	4	59 456 520	33
Banks	147	2	49 328 770	28
Mutual funds	278	4	30 249 877	17
Insurance companies	52	1	14 101 711	8
Investment companies	52	1	11 365 615	6
Private investors	5 244	66	4 639 518	3
Other companies and corporate bodies	512	6	4 506 215	3
Other managed funds	1 286	16	3 705 413	2
Share incentive scheme	1	—	646 361	—
	7 916	100	178 000 000	100
Non-public shareholders				
(included above)				
Directors	4	—	284 856	—
Pension fund	1	—	7 200	—
Share incentive scheme	1	—	646 361	—
	6	—	938 417	1
Registration				
Materialised	375	5	106 474	—
Dematerialised	7 541	95	177 893 526	100
	7 916	100	178 000 000	100

		% held
To the best of the Company's knowledge:		
Beneficial shareholders with a holding of 3% or more		
Public Investment Corporation	26 491 708	15
Old Mutual Group	19 377 841	11
Fidelity International Limited	6 102 000	3
	51 971 549	29
Fund managers with a holding of 5% or more		
Old Mutual Asset Managers	32 824 684	19
Investec Asset Management	21 906 948	12
RMB Asset Management	13 167 351	7
Stanlib Asset Management	8 783 930	5
	76 682 913	43

Notice is hereby given that the annual general meeting of the Company's shareholders will be held in the boardroom, 11th Floor, JD House, 27 Stiemens Street, Braamfontein, Johannesburg on Wednesday, 7 February 2007 at 08:00 to conduct the following business:

1. **Ordinary resolution number 1:**
   The adoption of the annual financial statements
   To receive and adopt the annual financial statements of the Group and the Company for the financial year ended 31 August 2006, including the directors' report and the report of the independent auditors therein.

2. **Ordinary resolution number 2:**
   The re-election of directors
   To elect the following directors:
   2.1 ME King
   2.2 D Konar
   2.3 ID Sussman
   who, in terms of the Company's articles of association, retire by rotation at the annual general meeting, but, being eligible, offer themselves for re-election.

   Such re-elections are to be voted on individually unless a resolution is agreed to by the meeting (without any vote against it) that a single resolution be used.

   An abbreviated curriculum vitae in respect of each director offering himself for re-election is set out on pages 6 and 8 of this annual report.

3. **Ordinary resolution number 3:**
   The renewal of the authority that a maximum of ten million unissued shares be placed under the control of the directors
   To renew the authority that a maximum of ten million unissued shares in the capital of the Company (equivalent to 5,6% of the Company's current issued share capital) be placed under the control of the directors at their discretion until the next annual general meeting as a general authority in terms of section 221(2) of the Companies Act 61 of 1973, as amended (the Act), subject to the provisions of the Act and the Listings Requirements of the JSE Limited (JSE).

4. **Ordinary resolution number 4:**
   The re-appointment of the auditors
   To re-appoint Deloitte & Touche as independent auditors of the Company for the ensuing period terminating on the conclusion of the next annual general meeting of the Company and to authorise the directors to fix the auditors' remuneration for the past year.

5. **Special resolution:**
   The authority to repurchase shares
   That the Company hereby approves, as a general approval contemplated in the Companies Act 61 of 1973 (the Act), the repurchase of shares from time to time, either by the Company itself or by its subsidiaries, of the Company's issued shares, upon such terms and conditions and in such amounts as the directors of the Company may from time to time decide, subject however to the provisions of the Act and the Listings Requirements of the JSE, it being recorded that in terms of the Listings Requirements of the JSE, general repurchases of the Company's shares can only be made subject to the following:
   5.1 that the Company and its subsidiaries are enabled by their articles of association to repurchase such shares;
   5.2 that the repurchase of shares be effected through the order book operated by the JSE trading system and be done without any prior understanding or arrangement between the Company and the counter party;
   5.3 that the Company and its subsidiaries are authorised by their members in terms of a special resolution taken at general meetings, to make such general repurchases, such authorisation being valid only until the next annual general meetings or for 15 months from the date of this special resolution, whichever is the earlier date;
   5.4 that an announcement be made giving such details as may be required in terms of the Listings Requirements of the JSE when the Company has cumulatively repurchased 3% of the initial number (the number of that class of share in issue at the time that the general authority is granted) of the relevant class of shares and for each 3% in aggregate of the initial number of that class acquired thereafter;

5.5 at any one time the Company may only appoint one agent to effect any repurchase on the Company's behalf;

5.6 the repurchase of shares will not take place during a prohibited period and will not affect compliance with the shareholders' spread requirements as laid down by the JSE;

5.7 the repurchase of shares shall not, in the aggregate, in any one financial year, exceed 20% of the Company's issued share capital and a maximum of 10% in aggregate of the Company's issued share capital that may be repurchased in terms of the Act, by the subsidiaries of the Company, at the time this authority is given; and

5.8 the repurchase of shares may not be made at a price greater than 10% above the weighted average traded price of the market value of the shares as determined over the five business days immediately preceding the date on which the transaction is effected.

The reason for this special resolution is to grant the Company and its subsidiaries a general authority to repurchase the Company's shares by way of open market transactions on the JSE, subject to the Act and the Listings Requirements of the JSE.

The effect of this special resolution would be that the Company and its subsidiaries will have been authorised generally to repurchase the Company's shares on the open market, subject to the Act and the Listings Requirements of the JSE.

At the present time the directors have no specific intention with regard to the utilisation of this authority, which will only be used if the circumstances are appropriate.

Disclosures required in terms of the Listings Requirements of the JSE

In terms of the Listings Requirements of the JSE, the following disclosures are required with reference to the repurchase of the Company's shares as set out in the special resolution above:

Working capital statement

The directors are of the opinion that, after considering the effect of the maximum repurchase permitted and the maximum general payments to shareholders, for a period of 12 months after the date of this notice of annual general meeting:

- the Company and the Group will be able, in the ordinary course of business, to pay its debts;
- the assets of the Company and the Group will be in excess of the liabilities of the Company and the Group, recognised and measured in accordance with the accounting policies used in the latest annual financial statements;
- the share capital and reserves of the Company and the Group will be adequate for ordinary business purposes; and
- the working capital resources of the Company and the Group will be adequate for ordinary business purposes.

Litigation statement

Other than disclosed or accounted for in this annual report, the directors of the Company, whose names are given on pages 6 and 8 of this annual report, are not aware of any legal or arbitration proceedings, pending or threatened against the Group, which may have or have had, in the 12 months preceding the date of this notice of annual general meeting, a material effect on the Group's financial position.

Directors' responsibility statement

The directors, whose names are given on pages 6 and 8 of this annual report, collectively and individually, accept full responsibility for the accuracy of the information pertaining to the above special resolution and certify that, to the best of their knowledge and belief, there are no facts that have been omitted which would make any statement false or misleading, and that all reasonable enquiries to ascertain such facts have been made and that the above special resolution contains all information required.

Material changes

Other than the facts and developments reported on in this annual report, there have been no material changes in the affairs, financial or trading position of the Group since the signature date of this annual report and the posting date thereof.

The following further disclosures required in terms of the Listings Requirements of the JSE are set out in accordance with the reference pages in the annual report of which this notice forms part:

Directors and management (Refer to pages 6 to 8)
Major shareholders of the Company (Refer to page 142)
Directors' interests in the Company's shares (Refer to pages 79 and 86)
Share capital (Refer to page 116).

Voting and attendance

Certificated shareholders

Shareholders wishing to attend the annual general meeting have to ensure beforehand with the transfer secretaries of the Company that their shares are in fact registered in their name. Should this not be the case and the shares are registered in another name, or in the name of a nominee company, it is incumbent on shareholders attending the meeting to make the necessary arrangements with that party to be able to attend and vote in their capacity.

A shareholder entitled to attend and vote at the annual general meeting is entitled to appoint a proxy or proxies to attend, speak, and on a poll, vote in his/her stead. A proxy need not be a shareholder of the Company.

For the convenience of registered shareholders of the Company, a form of proxy is enclosed herewith, containing detailed instructions in this regard.

Uncertificated shareholders

Beneficial owners of dematerialised shares who wish to attend the annual general meeting have to request their Central Securities Depository Participant (CSDP) or broker to provide them with a letter of representation, or they must provide the CSDP or broker with their voting instructions in terms of the relevant custody agreement entered into between them and the CSDP or broker.

Proxies

The instrument appointing a proxy and the authority (if any) under which it is signed must reach the transfer secretaries of the Company by no later than 08:00 on Monday, 5 February 2007. On a poll, ordinary shareholders will have one vote in respect of each share held.

By order of the board

MI JAYE
Company secretary

2 November 2006

JD Group Limited
(Registration number 1981/009108/06)
(Incorporated in the Republic of South Africa)
JSE Share Code: JDG
ISIN Code : ZAE000030771
(the Company)

ADMINISTRATION

JD Group Limited
("JD" or "the Group")
Registration number: 1981/009108/06
JSE code: JDG
ISIN: ZAE000030771

Executive directors
ID Sussman (executive chairman)
HC Strauss (chief executive officer)
JL Bezuidenhout, JHC Kok, G Völkel

Non-executive director
IS Levy

Independent
non-executive directors
ME King, Dr D Konar, M Lock, MJ Shaw

Company secretary
MI Jaye

Registered office
11th Floor, JD House
27 Stiemens Street
Braamfontein, Johannesburg, 2001
(PO Box 4208, Johannesburg, 2000)
Telephone: +27 11 408 0408
Facsimile: +27 11 408 0604
E-mail: info@jdg.co.za

Transfer secretaries
Computershare Investor Services 2004 (Pty) Limited
70 Marshall Street, Johannesburg, 2001
Telephone: +27 11 370 5000
Facsimile: +27 11 370 5663

ADR depository
File number 82-4401
The Bank of New York Company, Inc.
One Wall Street, New York, NY 10286
United States of America
Telephone: +91 212 495 1284
Facsimile: +91 212 635 1121

Sponsor
PSG Capital Limited
Building No 8, Woodmead Estate
1 Woodmead Drive, Woodmead, Sandton, 2157
Telephone: +27 11 797 8400
Facsimile: +27 11 797 8435

Independent auditors
Deloitte & Touche
Private Bag X6
Gallo Manor
2052

SHAREHOLDERS' DIARY

Financial year end	31 August
Announcement of interim results	Published May
Announcement of annual results	Published November
Annual financial statements	Published November
Annual general meeting	7 February 2007
Interim dividend declaration	Declared May
Final dividend declaration	Declared November



FORM OF PROXY

JD Group Limited
(Registration number 1981/009108/06)
(Incorporated in the Republic of South Africa)
JSE Share Code: JDG
ISIN Code : ZAE000030771
(the Company)

For use by shareholders holding share certificates and shareholders who have dematerialised their share certificates and have elected "own name" registration through a Central Securities Depository Participant (CSDP) or broker, at the annual general meeting of the Company to be held at 08:00 on 7 February 2007.

If you are a shareholder entitled to attend and vote at the abovementioned annual general meeting you can appoint a proxy to attend, vote and speak in your stead. A proxy need not be a shareholder of the Company.

If you are a shareholder and have dematerialised your share certificate through a CSDP or broker, and have not selected own name registration in the sub-register maintained by a CSDP, you must not complete this form of proxy but must instruct your CSDP or broker to issue you with the necessary authority to attend the annual general meeting, or if you do not wish to attend, you may provide your CSDP or broker with your voting instructions in terms of the custody agreement entered into with your CSDP or broker.

I/We ______________________________ (Name in block letters)

of ______________________________ (Address in block letters)

being a member/members of JD Group Limited and entitled to __________ votes, hereby appoint

1. ______________________________ or failing him/her

2. ______________________________ or failing him/her

the chairman of the annual general meeting
as my/our proxy to act for me/us at the annual general meeting, to be held at 08:00 on Wednesday, 7 February 2007, in the boardroom, 11th Floor, JD House, 27 Stiemens Street, Braamfontein, Johannesburg and at any adjournment thereof, as follows:

	Number of JD Group shares		
Ordinary resolution	In favour	Against	Abstain
Number 1 Adoption of annual financial statements			
Number 2 Re-election of directors			
Number 2.1 ME King			
Number 2.2 D Konar			
Number 2.3 ID Sussman			
Number 3 Authority to place a maximum of ten million unissued shares under the control of the directors			
Number 4 Re-appointment of auditors			
Special resolution Authority to repurchase shares			

Signed at ______________________ on ______________________ 2006/2007

Member ______________________________

Please read the instructions on the reverse side of this form of proxy.

1. On a poll a shareholder is entitled to one vote for each share held.

2. Forms of proxy must be lodged at, posted to or faxed to Computershare Investor Services 2004 (Pty) Limited, 70 Marshall Street, Johannesburg, 2001 (PO Box 61051, Marshalltown, 2107 Fax +27 11 688 5238), to reach the Company at least 48 hours before the meeting.

3. A shareholder may insert the name of a proxy or the names of two alternative proxies of the shareholder's choice in the space/s provided, with or without deleting the words "the chairman of the annual general meeting". Any such deletion must be individually initialled by the shareholder, failing which they will not have been validly effected. The person present at the annual general meeting whose name appears first on the form of proxy and has not been deleted shall be entitled to act as proxy to the exclusion of the persons whose names follow.

4. Any alterations or corrections to this form of proxy have to be initialled by the relevant signatory(ies).

5. Each shareholder is entitled to appoint one or more proxies (who need not be a shareholder(s) of the Company) to attend, speak and vote (either on a poll or by show of hands) in place of that shareholder at the annual general meeting.

6. Voting instructions for each of the resolutions must be completed by filling in the number of votes (one per ordinary share) under the "In favour", "Against" or "Abstain" headings on the form of proxy. If no instructions are filled in on the form of proxy, the chairman of the annual general meeting, if the chairman is the authorised proxy, or any other proxy shall be authorised to vote in favour of, against or abstain from voting as he/she deems fit.

7. A shareholder or his/her proxy is entitled but not obliged to vote in respect of all the ordinary shares held by the shareholder. The total number of votes for or against the ordinary and special resolutions and in respect of which any abstention is recorded may not exceed the total number of shares held by the shareholder.

8. Documentary evidence establishing the authority of a person signing this form must be attached to this form of proxy unless previously recorded by the transfer secretaries of the company or waived by the chairman of the annual general meeting.

9. This form of proxy is to be completed only by those shareholders who either still hold shares in a certificated form, or whose shares are recorded in their "own name" in electronic form in the sub-register.

10. Shareholders whose dematerialised shares are held in the name of a nominee and who wish to attend the annual general meeting must contact their Central Securities Depository Participant (CSDP) or broker who will furnish them with the necessary letter of authority to attend the annual general meeting. Alternatively, they have to instruct their CSDP or broker as to how they wish to vote. This has to be done in terms of the agreement between the shareholder and the CSDP or the broker.

11. Shareholders who wish to attend and vote at the meeting must ensure that their letters of authority from their CSDP or broker reach the transfer secretaries not later than 08:00 on Monday, 5 February 2007.

12. The completion and lodging of this form of proxy does not preclude the relevant shareholder from attending the annual general meeting and speaking and voting in person to the exclusion of any proxy appointed by the shareholder.

13. The chairman of the annual general meeting may accept or reject any form of proxy which is completed and/or received other than in accordance with these instructions, provided that he shall not accept a proxy unless he is satisfied as to the manner in which a shareholder wishes to vote.

Transfer secretaries' office
Computershare Investor Services 2004 (Pty) Limited
70 Marshall Street, Johannesburg, 2001
(PO Box 61051, Marshalltown, 2107)